Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

09047195

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing Section

OCT 19 2009

Washington, DC
110

Our reference BB/jcd
Date Oktober 5, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed Interim Report 2009,press releases from the periode September 2009 and the Pricing Supplements of September 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

dw
10/22

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Beer industry margins determined by market share

30-9-2009 | Other news

In the beer industry, superior market share leads to superior margins, says a new Rabobank report on the largest global brewers. In the next five years, market share will become increasingly important for all the major brewers.

Margins and lower consumption
Major brewers' operating margins have not suffered from the economic downturn. On the contrary, restructuring, better pricing and lower production costs have helped margins and cash flows, says Rabobank beverage analyst Cyrille Filott.

"The downturn has lead to lower beer consumption, both at home and in restaurants and bars. This decline in consumption volumes has been mostly offset by an increase in prices. Most brewers raised prices last year and have not felt the urge to drive volumes higher in the current downturn by lowering prices," says Filott.

Beer prices not likely to drop
In the near future, Rabobank does not expect brewers to lower prices in order to increase volumes. All four of the major brewers have a broad portfolio of beer offerings from premium to cheaper brands.

"Brewers would rather accept a switch by the consumer to a cheaper brand, also owned by the brewer, than to lower the price of their premium brand," says Filott. "Possible price reductions by premium brands are likely to hurt the brand image, and therefore potential long-term sales and margin opportunities."

Global consumption trends
No immediate global volume recovery is expected due to the prolonged economic downturn. Regional volume trends are likely to continue, says the report.

"In the second quarter of 2009, Eastern Europe performed poorly with a volume decline of nearly 10 percent compared to last year. Africa and some parts of Asia did relatively well during the same period, a trend that is likely to continue in the second half of 2009," says Filott.

Market share determining margins
The report also shows that a high market share for a brewer in a region often provides a high margin for the brewer. "Given the focus on margins by the brewers, further consolidation to achieve better market share is very likely," says Filott. "However, first the major brewers have to repay some of the debt that was raised for the recent wave of consolidation."

Food & Agribusiness Research

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U.S. becomes third largest dairy exporter

29-9-2009 | Other news

The United States has emerged as the number three dairy exporter in the world after Europe and New Zealand for 2008, says Rabobank dairy expert Mark Voorbergen. Rabobank has released the World Dairy Map examining international dairy trade flows, milk production figures, export destinations, consumption and processor consolidation.

U.S. overtakes Australia
In dairy exports, the United States made gains and moved up from fourth place last year. "Australian drought conditions over the past few years affected milk production. In 2008, dairy export focus weakened in Australia providing space for the U.S. to move into the third spot," said dairy analyst Voorbergen.

While becoming a sizeable exporter, the U.S. also remains a large destination market for imports. The new edition of the dairy map shows a global overview of casein dairy protein flows around the world. The U.S. is presented as the main destination for casein trade, while New Zealand is the main supplier of casein into the U.S.

"Milk producers in exporting regions are interested in knowing where their milk is being sold, while processors will surely be interested in levels of processor consolidation and consumption figures of different dairy products in the main markets of the world," Voorbergen said. "Traders, on the other hand, will undoubtedly use the map to gauge their share of all individual trade flows."

Venezuelan import market grows
In a surprising development, Venezuela is shown to be one of the leading dairy importers in the world, claiming the number two position just behind Russia.

"Hugo Chavez, the country's president, is a great advocate of social programmes aimed at feeding the population," Voorbergen said. "With stocks of milk powder building up in the country, 2009 imports have been less impressive, but this will likely be a temporary dip, as the massive imports have done a lot of damage to the local Venezuelan producers."

As long as the political situation remains unchanged and the oil revenues used to finance the programmes keep coming in, the country will remain a favoured export destination for milk powder.

Europe dominates consumption charts
European countries are still riding high in per capita consumption charts in various dairy products. Western Europe's lead in consumption levels is insurmountable, leaving Eastern European countries with only the possibility of moving closer to, but not reaching the levels seen in Western Europe.

Food & Agribusiness Research

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Economic Research: Western Europe

29-9-2009 | Other news

The past few months have seen increasing signals that the worst of the recession is over for the global economy. For Europe, the combination of government measures and a turnaround in the worldwide inventory cycle play an important part in a recovery. Rabobank Economic Research Department has produced monthly update reports for the largest euro zone economies.

The Netherlands
The Dutch economy has benefited from the stabilisation of world trade. The contraction in the second quarter of this year at 0.9% (quarter-on-quarter) was accordingly less pronounced than the unprecedented contraction of 2.7% in the first quarter. International trade is providing something of a foothold but not much stability. After a substantial contraction in the current year, we can only conclude that the envisaged recovery will be meager in 2010.

Germany
The German economy surprised on the upside in the second quarter, growing by 0.3% (quarter-on-quarter) following four consecutive quarters of decline. Looking closely at the breakdown, it becomes apparent that the underlying economic fundamentals are still weak. The largest contribution to GDP growth came from net exports, fed by ongoing weakness in imports, rather than a meaningful surge in exports.

Italy
The Italian economy benefits from the global economic turnaround and, as a result, posted a much milder rate of contraction in the second quarter than it did in previous quarters. There are a number of weaknesses in the economy that prevent us from being overly confident about an imminent ending of the current recession, though. Economic contraction is likely to extend into the second half of the year.

Spain
In the second quarter, the Spanish economy contracted for the fourth consecutive quarter. Although the 1.1% contraction was smaller than that of the first quarter, Spain lags the euro zone economy as a whole, which contracted by only 0.1%. The available data for July and August indicate that the Spanish economy will continue to trail the euro zone economy in the third quarter.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world. In the near future, more economic research will be available online in English. The France update will be added 7 October.

Related information

Economic Research - September Update The Netherlands
Economic Research - September Update Germany
Economic Research - September Update Italy
Economic Research - September Update Spain

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Rabobank and Eureko to cooperate more closely

24-9-2009 | Other news

Rabobank and Eureko have reached agreement on intensifying their successful commercial cooperation. Eureko and its two largest shareholders, Rabobank and Vereniging Achmea, have also extended their existing agreement relating to an intention to merge.

This commercial cooperation has grown in many areas in recent years. For example, Rabobank and Eureko are investing together in offering products via multimedia channels, in order to serve customers in different ways. Both Eureko and Rabobank stress that the intention to merge should be seen separately from the commercial cooperation, under which products and services are offered jointly to customers.

Piet Moerland, Chairman of the Executive Board of Rabobank said, "We attach great value to the strategic cooperation between Rabobank and Eureko. Via Interpolis, our customers have access to all the products and services offered by Achmea, the largest insurance company on the Dutch market, which like Rabobank is unlisted."

Willem van Duin, Chairman of the Executive Board of Eureko said, "Rabobank and Eureko agree that the priority is to expand our commercial cooperation. The share of Interpolis policies within the total product offering of the local Rabobanks will grow further. Jointly offering financial services to our customers strengthens the excellent position already enjoyed by both Rabobank and Eureko: two distinctive companies with a similar cooperative background and a similar position in society."

Press Release Rabobank and Eureko

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Rabobank Agri Commodities Monthly September

23-9-2009 | Other news

The new international crop year begins 1 October and sugar farmers are facing a global sugar deficit. If sugar prices rise too high, demand could temporarily weaken. This month, the Rabobank Agri Commodities Monthly looks at the effects of global fundamentals, prices and gives an outlook for sugar, wheat, corn and soybeans.

Sugar

Deficit of 9 million tonnes expected for 2008/09 international crop year.

Continuing concern regarding impact of a poor Indian monsoon on crop prospects.

Threat that demand could weaken temporarily if prices rise too far.

The 2009/10 international crop year will begin 1 October, and the latest assessment of global sugar fundamentals points to another substantial sugar deficit for 2009/10, following a 10.4 million tonne deficit estimated for 2008/09. Current prices appear to be fully factoring in the view of the 2009/10 deficit.

Wheat

Seasonal conditions have been relatively favourable for Northern Hemisphere production.

Australian production receiving rainfall but production risks remain.

Further build□up in world stock levels to keep prices on the defensive throughout the 2009/10 season.

Wheat prices are likely to see some further downside pressure over the short term, however a low in the market is expected to be reached within the next 50 cents. Moving into 2010 prices are likely to see some modest recovery as market focus shifts to be what is expected to be a significantly smaller world wheat crop in 2010, with farmers reducing their plantings and input applications based on lower returns.

Corn

Low prices likely to encourage additional demand.

Corn needs to gain acreage in 2010/11, which should support prices long term.

Large U.S. new crop production.

Estimates indicate 2009/10 ending stocks to be adequate.

Corn price movements will continue to be influenced by weather developments in the immediate future which will keep price volatility relatively high. The corn market should see some recovery into the first half of 2010 as the battle for

acreage between corn and soybeans is likely to result in an appreciation of prices.

Soybeans

Ongoing strong global demand.

Increased reliance on U.S. export supplies to keep the U.S. new crop balance sheet tight.

2009/10 U.S. production forecast to be record large.

Potential for large South American new crop plantings.

Soybean prices are likely to come under seasonal harvest pressure over the coming weeks as new crop supplies begin to fill depleted old crop pipelines. However, the world's reliance on U.S. supplies should see demand remain robust into the new year, helping to support prices.

Food & Agribusiness Research

Contact form Food & Agribusiness Research

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International dairy prices begin to recover

23-9-2009 | Other news

The beginning of a global economic recovery is having a positive impact on international dairy prices, according to the Rabobank Dairy Quarterly report. However, while prices are beginning to improve, potential roadblocks remain.

The recent price support has come from a combination of tighter fundamentals for new production and a shift in sentiment as the market finally reached a clear turning point, says report author and Rabobank analyst Tim Hunt.

"Economic growth has exceeded expectation in some key economies in recent months. The result of this is that demand has continued to improve. The Whole Milk Powder (WMP) market in particular has been squeezed. We have seen a sharp jump in Chinese imports, alongside firm buying in key North African and Middle Eastern markets resulting in increasing consumption in those countries," Hunt says.

"U.S. dairy commodity prices have in fact jumped 20 to 30 percent this quarter, the first significant rise since the crisis. While some of this price rise can be contributed to the softening of the US dollar itself, the rest has been a combination of increasing demand and falling retail prices," says the dairy analyst.

Dairy imports improve
The Rabobank report says that import buying has started to improve with international trade rising six percent above the same time last year.

"Buying from North Africa and the Middle East is reported to remain strong, with Russia entering the market again and Japan showing signs of stabilisation," says Hunt.

"But China remains the key engine for recent growth in import demand. The combination of cheap import prices and a switch to safer imported product continues to fuel powder imports, with Chinese buying accounting for at least 75 percent of the increase in WMP trade growth in this quarter," says the analyst.

On the supply side, despite milk production stagnating in most of the major milk export regions, hopes of a supply reduction are yet to be fulfilled.

"Brazil is so far the only region to significantly reduce milk production, some countries are yet to reduce milk supply at all, and others are showing disconcerting signs of actually expanding," says Hunt.

Press Release - Rabobank Dairy Quarterly - Third Quarter 2009

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Springtime rally for New Zealand farmer confidence

22-9-2009 | Other news

A good start to spring growing conditions has rallied New Zealand rural confidence. However, concerns about the rising dollar and volatile commodity prices, have kept farmer sentiment at low levels, according to the latest quarterly Rabobank Rural Confidence Survey.

Results at a Glance:

Farmer confidence has increased for the first time in 12 months.

Sentiment, however, remains constrained by concerns about the rising dollar and volatile commodity prices.

Dairy producers are back to being the most optimistic farm sector, though confidence also improved in beef and sheep farmers.

Farmer investment intentions remain robust with 80% expecting to increase or maintain their farm business investment.

Spring is typically a time when New Zealand farmers are at their most optimistic. This latest rise in confidence follows three previous consecutive declines. This year, sentiment had not made it back into net positive territory, with more farmers still expecting conditions to worsen than the number expecting conditions to improve, said Rabobank General Manager Rural New Zealand Ben Russell.

"While there has been a good start to spring growing conditions across most of the country, this hasn't served to outweigh market factors – such as the high NZ dollar, volatile commodity prices and concerns about the global economy – which are impacting to constrain farmer sentiment," said Russell.

Russell said this subdued pricing was particularly evident in beef, lamb and venison prices which were usually at their seasonal peak now, but have been very flat or easing.

The survey also showed dairy farmers had returned to being the most positive of all the sectors, and the only group with a net positive outlook, with more dairy producers expecting economic conditions to improve than those expecting conditions to worsen.

Sheep and beef farmers had the strongest and most stable investment intentions. Dairy farmers had also reversed the previous trend from the last survey to decrease their investment, said Russell.

Related information

Press Release - New Zealand Farmer Confidence Survey - September 2009

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Rabobank Financial Markets Outlook 2010

17-9-2009 | Other news

The world economy is recovering from the biggest post-war slump, but it will be a sluggish recovery for the year ahead, says the Rabobank Financial Markets Outlook for 2010 released from Singapore, 15 September. The outlook focuses on growth and inflation, the Central Banks, the equity markets, forecasts and how Japan's economy and recovery are gathering momentum and global attention.

Growth and inflation
Easing inflation has enabled central banks to cut rates to record lows. Governments have strengthened their grips on the financial sector and economic stimulus packages were introduced.

"However, interbank lending activity remains thin. This is partly reflected in a combination of ultra low base rates and excess liquidity due to central bank measures. Rising delinquency/foreclosure rates are still weighing on valuations of mortgage-based instruments," says Jan Lambregts, Rabobank Global Head of Financial Markets Research.

Central Banks
The U.S. government has strengthened its grips on the financial sector. As a result, regulatory framework overhaul is underway. The U.S. Federal Reserve (Fed) has focused on record low rates as well as extending and expanding liquidity and swap-lines to get the economy going.

Although Japan registered a strong second quarter performance, this should not be interpreted as Japan leading the rest of the world out of the recession. Japan is among the hardest hit economies, thus, having more room for a rebound. It will be external rather than internal demand which will be the key driver for Japan's gradual recovery.

Equity Markets
Equities in Japan and emerging markets are preferred over U.S. and Europe, says Victoria Mio, Senior Portfolio Manager of Robeco Group, a subsidiary of Rabobank Group specialising in asset management. This is because the centre of the world is moving towards east. Asian's weight in the global market capitalisation accounts for only 21 per cent. For Asia, there is less leverage which will mean stronger recovery potential.

The European equity markets will have limited attraction as economies remain sluggish. Europe has largely the same problems as Japan but its equity markets are more expensively valued. The market can only move high if euro starts to depreciate.

Valuations of the U.S. equity market look good versus interest rates. Aggressive government intervention supports economic recovery. With a weak dollar, it is positive for U.S. exports. Robeco sees the time is right for investors to invest in the U.S. equity market.

Japan's equity market is perceived as the "world's cheapest developed market". Domestic and overseas investors will re-

allocate towards Japanese equity market. Another factor in favour of Japan is Yen broke 100 versus the dollar as a safe haven currency.

Robeco's forecast
Robeco's forecast is that Asia will be the most attractive equity region for 2010. Domestic investors' interest will be a driving force and to expect short-term correction to be followed by 2010 rally. Robeco is also bullish on Taiwan, Thailand and Indonesia equity markets with Japan being a good buy for the patient investors. Outside Asia, Robeco prefers the U.S. equity market over Europe.

Related information

Press Release - Rabobank Financial Markets Outlook 2010

Rabobank

Interim Report 2009



Rabobank

Interim Report 2009

Rabobank Group

The pages 1 to 39 and the pages 50 to 52 in this interim report are unaudited or not limited reviewed by an auditor. The independent auditor has issued a review report on the interim financial information 2009, see pages 40 to 47.

Key figures

Amounts in millions of euros	30-Jun-09	31-Dec-08	30-Jun-08	31-Dec-07	30-Jun-07
Volume of services					
Total assets	615,361	612,120	567,787	570,491	591,674
Private sector loan portfolio	415,239	408,620	380,880	355,973	343,873
Amounts due to customers	284,908	304,214	275,530	276,610	250,034
Assets under management and held in custody for clients	194,700	183,600	209,700	231,800	233,900
Financial position and solvency					
Equity	36,853	33,459	32,192	31,409	29,697
Tier I capital[1]	31,178	30,358	29,840	28,518	26,588
Qualifying capital[1]	32,273	30,912	31,017	29,190	27,209
Risk-weighted assets[1]	239,670	238,080	216,132	266,573	260,721
	2009-I	2008-II	2008-I	2007-II	2007-I
Profit and loss account					
Income	6,257	5,899	5,753	5,343	5,679
Operating expenses	3,695	3,894	3,717	3,798	3,865
Value adjustments	1,119	1,031	158	100	166
Taxation	127	-167	265	114	283
Net profit	1,316	1,141	1,613	1,331	1,365
Ratios					
Tier I ratio[1]	13.0%	12.7%	11.2%[2]	10.7%	10.2%
BIS ratio[1]	13.5%	13.0%	11.6%[2]	10.9%	10.4%
Net profit growth	-18%	-14%	18%	16%	14%
Return on equity	8.7%	8.0%	11.3%	10.1%	10.3%
Efficiency ratio	59.1%	66.0%	64.6%	71.1%	68.1%
	30-Jun-09	31-Dec-08	30-Jun-08	31-Dec-07	30-Jun-07
Nearby					
Member banks	152	153	161	174	183
Offices	1,061	1,112	1,130	1,159	1,193
Cash dispensing machines	3,079	3,097	3,134	3,107	3,139
Members (x 1,000)	1,731	1,707	1,678	1,638	1,680
Foreign places of business	603	569	517	349	355
Market shares (in the Netherlands)					
Mortgages	30%	30%	30%	28%	29%
Savings	40%	41%	41%	41%	40%
Small and medium-sized enterprises	41%	39%	38%	38%	39%
Ratings					
Standard & Poor's	AAA	AAA	AAA	AAA	AAA
Moody's Investor Service	Aaa	Aaa	Aaa	Aaa	Aaa
DBRS	AAA	AAA	AAA	AAA	AAA
Personell data					
Number of employees (in FTEs)	60,490	60,568	60,247	54,737	54,044

1 These figures have been based on the Basel II requirements with effect from 2008.

2 At 30-Jun-08 these ratio's have been calculated taking into consideration a floor of 90%.

Loan portfolio
in billions of euros


400
350
300
250
200
150
100
50
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Amounts due to customers
in billions of euros


320
280
240
200
160
120
80
40
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Net profit
in millions of euros


1,600
1,400
1,200
1,000
800
600
400
200
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Return on equity
in %


14
12
10
8
6
4
2
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Tier 1 ratio
in %


14
12
10
8
6
4
2
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Rabobank Group at a glance

Net profit down 18%
in millions of euros

- 2008-I
- 2009-I

Loan portfolio up 2%
in billions of euros

- 31-Dec-08
- 30-Jun-09


1,800
1,500
1,200
900
600
300
0


420
350
280
210
140
70
0

Bad debt costs increased due to the economic decline in the first half of 2009. Despite these developments, the Tier 1 ratio landed at a high 13.0%. Lower growth was recorded in the loan portfolio as a result of a slower rate of growth in the mortgage and corporate loan portfolios. Businesses maintained a lower amount of deposits, whilst private individuals increased their savings deposits held at Rabobank.

Rabobank Group

Rabobank Group is an international financial services provider operating on the basis of cooperative principles. It offers retail banking, wholesale banking, asset management, leasing, real estate and insurance services. Strategic focus is on achieving market leadership as an all-finance bank in the Netherlands and on building on the bank's leading position as a food & agri bank internationally. Rabobank Group is comprised of independent local Rabobanks plus Rabobank Nederland, their central organisation, as well as a number of subsidiaries and associates, including a 39% equity interest in Eureko, an insurance company. The organisation, which has about 60,000 employees (in FTEs), operates in 46 countries.

Net profit down 43%
in millions of euros

- 2008-I
- 2009-I

Loan portfolio up 2%
in billions of euros

- 31-Dec-08
- 30-Jun-09


1,000
750
500
250
0


320
240
160
80
0

Profit from domestic retail banking operations fell in the first half of 2009 due to rising bad debt costs and low margins on savings as a result of fierce competition. Rabobank managed to bolster its position in the mortgage and SME markets. The local Rabobanks were largely able to fund themselves using the influx of customer deposits. More and more local Rabobanks are introducing the Rabobank 2010 Programme, which is meant to improve and streamline customer service at lower cost.

Domestic retail banking

Rabobank is not only the largest mortgage lender, savings bank and insurance broker in the Netherlands, but it is also market leader in the SME sector. The 152 independent local Rabobanks have nearly 1,100 branches boasting about 29,000 FTEs and over 3,000 cash-dispensing machines. They serve upwards of 7.5 million Dutch private and corporate clients, offering a comprehensive range of financial services. In addition to the local Rabobanks, the domestic retail banking division also includes Obvion. Obvion, a mortgage lender for the brokerage channel, works with independent mortgage brokers.

Net profit up
EUR 354 million
in millions of euros

- 2008-I
- 2009-I

Loan portfolio
down 1%
in billions of euros

- 31-Dec-08
- 30-Jun-09


500
400
300
200
100
0


100
80
60
40
20
0

Rabobank International extended more loans to Dutch businesses and food & agri customers while scaling down its lending to non-core clients. Interest rate developments had a positive impact on income at Global Financial Markets. The economic downswing led to some impairments at Participations and an increase in bad debt costs, especially in Ireland.

Wholesale and international retail banking

Rabobank International - the wholesale banking and international retail banking divisions - supports Rabobank Group in its ambition to become market leader in all-finance services in the Netherlands and concentrates its efforts on the food & agri sector on a global level. This group entity has branches and offices in 28 countries, employing about 15,000 FTEs globally. Rabobank International undertakes regionally based corporate banking activities and also boasts globally operating divisions such as Global Financial Markets, Structured Finance, Leveraged Finance, Renewable Energy & Infrastructure Finance, Direct Banking and Trade & Commodity Finance. The retail banking operations come under the Rabobank label, except where the activities of Irish-based ACCBank, a wholly owned subsidiary, and Polish-based Bank BGZ, in which Rabobank International holds a 59% equity stake, are concerned. Rabobank International also has private equity interests.

Asset management and investment

Rabobank Group's asset management activities are undertaken by Robeco, a globally operating asset manager, Schretlen & Co, a Dutch private bank, and Sarasin, a Swiss private bank in which Rabobank Group has a 46% equity interest and holds 69% of the voting rights. These divisions employ about 3,500 FTEs in total.

Net profit down EUR 416 million
in millions of euros

- 2008-I
- 2009-I


500
400
300
200
100
0

Assets under management and held in custody for clients up 6%
in billions of euros

- 31-Dec-08
- 30-Jun-09


200
160
120
80
40
0

The drop in profit in the first half of 2009 was connected with the decline in ordinary commission income from asset management and performance-related fees. The recognised gain on the sale of Alex made a significant contribution to earnings in 2008. Assets under management and held in custody rose thanks to positive cash flows and return on investments. Disregarding the one-off reorganisation expense item, costs at Robeco showed a downward trend. Although Sarasin adjusted its growth rate to the economic conditions, it did expand its network by adding some offices in Europe and Asia.

Leasing

De Lage Landen, which is responsible for Rabobank Group's leasing activities, offers a broad package of leasing, trading and consumer loan products on the Dutch home market. On a global scale, it provides asset financing services to manufacturers, vendors and distributors in more than 30 countries to aid their sales transactions. De Lage Landen is active in eight European countries with Athlon Car Lease, an international car leasing company. In the Netherlands, De Lage Landen supports Rabobank Group's ambition to become market leader in consumer loans, via such platforms as Freo, an online label. De Lage Landen has about 4,700 employees (in FTEs).

Net profit down 58%
in millions of euros

- 2008-I
- 2009-I


125
100
75
50
25
0

Loan portfolio volume up 1%
in billions of euros

- 31-Dec-08
- 30-Jun-09


25
20
15
10
5
0

De Lage Landen saw its bad debt costs increase as a result of the economic decline. The growth of the loan portfolio levelled off also. Independer, a Dutch service for online product comparison, named Freo the most valued lender in the Netherlands.

Real estate

Rabo Real Estate Group is responsible for Rabobank Group's private and corporate real estate operations. Its three core areas are development of residential and commercial real estate, financing and asset management. In these markets, Rabo Real Estate Group operates the labels of Bouwfonds Property Development, MAB Development, FGH Bank and Bouwfonds REIM. Rabo Real Estate Group employs more than 1,600 FTEs and is active mostly in the Benelux, Germany and France.

Rabo Real Estate Group's net profit down 27%
in millions of euros

- 2008-I
- 2009-I


100
80
60
40
20
0

Stable loan portfolio
in billions of euros

- 31-Dec-08
- 30-Jun-09


20
16
12
8
4
0

Due to the bearish property market, Rabo Real Estate Group sold fewer homes in the first half of 2009 (2,636) than in the same period last year (3,384). Where its financing activities were concerned, the margin on new loans improved and bad debt costs remained low. Managed assets in real estate were up 1%, rising to EUR 6.9 billion.

Chairman's foreword

Many western countries are still battling with recession, including the Netherlands, which is experiencing its most severe economic decline since World War II. This has created great problems for customers, which is reflected in the results of Rabobank Group. During the first half of 2009 growth in income levelled off, and, just as in the second half of 2008, bad debt costs were high. As a result of these developments, Rabobank Group achieved a net profit of EUR 1.3 billion, down 18% compared with the same period last year. We continued to have an extremely robust capital position, as reflected in our Tier 1 ratio of 13%. That said, margins will have to improve and further cost-cutting measures will have to be introduced in the short term in order to maintain our sound capital position.
The local Rabobanks expanded their position in the mortgage market and the small and medium-sized enterprise (SME) sector. Owing to the state of the Dutch economy, growth in mortgage lending and corporate lending slowed down. More loans were extended to food & agri clients by Rabobank International and De Lage Landen, and private sector loan portfolio increased by 2% to EUR 415.2 billion. Amounts due to customers fell 6% to EUR 284.9 billion as a result of an outflow of corporate time deposits at Rabobank International. Dutch private individuals put more of their money towards savings, which led to an increased in amounts due to customers at the local Rabobanks.

Net profit at EUR 1.3 billion despite recession

In spite of the recession and the poor state of the global economy, Rabobank Group achieved a net profit of EUR 1.3 billion during the first half of 2009, compared with EUR 1.6 billion in the first six months of 2008. Our Tier I ratio (the capital ratio that Rabobank Group considers very important) was high at 13.0%, and return on equity was 8.7%.

Fierce competition on the Dutch savings market led to a fall in the margin on savings products at the local Rabobanks and Robeco. At Rabobank International, profit increased thanks to a rise in income at Global Financial Markets. Regular commission income from asset management fell at Robeco and Sarasin owing to a decline in the value of assets under management. De Lage Landen and FGH Bank saw margins on newly granted loans improve. Rabo Real Estate Group sold fewer homes, and at a lower average margin, leading to a fall in associated revenues. In order to maintain profitability at Rabobank Group, several costs were cut substantially. During the first half of 2009 a large number of employees left Robeco and Rabo Real Estate Group as part of reorganisations. Costs were cut at other group entities as well.

Our Dutch clients in the SME sector were adversely affected by the recession, and this led to an increase in bad debt costs at the local Rabobanks. At Rabobank International and De Lage Landen, too, these costs stood at a historically high level, just as they did in the second half of 2008. At group level, bad debt costs amounted to 55 basis points of the average loan portfolio (long-term average: 21 basis points).

Growth in loan portfolio levelling off, capital position bolstered

The recession in the Netherlands has led to slower growth in the mortgage and corporate loan portfolios, as a result of which growth in overall lending at Rabobank Group has gone down. During the first half of 2009, private sector loan portfolio increased by 2%, to EUR 415.2 billion. Although Obvion and the local


Piet Moerland (P.W.), Chairman of the Executive Board of Rabobank Nederland.

Rabobanks continued to show growth, this growth was slower than in the same period last year owing to the state of the economy. At De Lage Landen, the loan portfolio continued to grow, while at Rabobank International and Rabo Real Estate Group the loan portfolio remained more or less stable.

Savings deposits at the local Rabobanks were up 5% to EUR 107.0 billion due to a rise in saving by clients. Amounts due to customers fell 6% to EUR 284.9 billion, largely as a result of the outflow of corporate time deposits at Rabobank International. This outflow was largely down to two developments acting in combination: a sharp fall in short-term interest rates, and the fact that businesses needed to draw on these funds.

Assets under management increased at both Robeco and Sarasin thanks to positive cash flows and a slight stock market recovery in the first half of 2009. Managed assets in real estate also continued to grow. Equity went up 10% to EUR 36.9 billion owing to the retention of earnings and the issue of hybrid capital.

Consolidating market share in mortgage and SME markets

While the market saw both growth in mortgage lending and corporate lending fall, Rabobank's positions were consolidated. Our share of the Dutch mortgage market was up 0.5 percentage points to 30.1%, while our market share of the SME sector increased by 2 percentage points to 41%. Saving increased among Dutch consumers, and the savings market remained fiercely competitive. The drop in Rabobank Group's share of this market was limited, from 40.7% at 31 December 2008 to 39.5% at 30 June 2009.

Corporate social responsibility

Rabobank Group sets high standards with respect to CSR policy. We apply the principle of CSR in all core activities of our financial services and in our business operations.

In order to explain how we operate in the food & agri market, we have formulated five Food & Agri Business Principles. During the first half of 2009, Rabobank International started to discuss these principles with its stakeholders. Robeco and Sarasin have also continued to integrate CSR into their asset management processes. As part of this, Robeco defined a policy for the integration of ESG (environmental, social and governance) factors into the investment process. Sarasin decided to switch to a sustainable investment style for its asset management activities, which it has offered to some of its clients since 2009. The value of assets of Rabobank Group clients that are managed in a sustainable manner continued to rise. At De Lage Landen, a Business Principles Committee advises the Executive Board on the application of CSR principles and business ethics. Rabo Real Estate Group also continued to integrate CSR into the services it provides.

For many years, we have supported existing rural banks in developing countries through the interests held by Rabo Development in six partner banks. Together, these partner banks provide work to over 6,000 employees and provide services to more than 3.5 million customers.

Lower rate of economic contraction

The global economic slump bottomed out in the first quarter of 2009 and the rate of economic decline has since then eased in almost all countries. Nevertheless, most western economies are still in recession. The negative economic dynamics - rising unemployment and falling corporate profits - that are currently affecting many countries will continue to have an adverse effect on global economic trends in the upcoming quarters. Furthermore, it is not yet clear whether the financial system will recover sufficiently to support an economic upsurge. Although a partial upswing in world trade and industrial production might bring economic growth in the next few quarters, we expect broader economic recovery to be slow in most countries until 2010.

This year, the Netherlands is experiencing its most severe recession since World War II. During the first six months of the year, economic activity fell across the board. We expect the situation to stabilise in the second half of the year, but a new predicament has arisen: as industry and international trade are recovering from the severe economic downturn of the previous quarters, domestic spending is still falling. Spending will remain under pressure next year as well, partly because of rising unemployment. As the global economy is expected to experience only moderate growth in 2010, next year exports will not yet be able to provide the Dutch economy with the strong driver it so desperately needs. In short, we still have a rocky road ahead of us, but it looks as if it is slowly rising, leading us away from the economic abyss.

Implications for Rabobank Group

The gloomy economic outlook is likely to affect levels of activity at our clients. This will lead to growth in lending further levelling off. Furthermore, interest income at local Rabobanks has come under pressure owing to fierce competition on the Dutch savings market. Bad debt costs are also expected to continue to be higher than the long-term average. Improved margins and further cost cuts will be necessary to maintain our sound capital position. This is vital if we are to continue to service our clients well in the long term.

Piet Moerland,
Chairman of the Executive Board of Rabobank Nederland

Financial developments

Capital ratio remains high

Realisation financial targets
- Tier 1 ratio at 13.0%
- Net profit down 18%
- Return on equity at 8.7%

Balance sheet
- Loan portfolio up 2% to EUR 415.2 billion
- Amounts due to customers down 6% to EUR 284.9 billion
- Equity up 10% to EUR 36.9 billion

Net profit at EUR 1.3 billion
- Efficiency ratio improves 5.6 percentage points to 59.1%
- RAROC at 11.8%

The Tier 1 ratio was 13.0%, above the target level of 12.5%. Return on equity was 8.7% with net profit falling by 18% to EUR 1.3 billion. The economic downturn caused rising bad debt costs. In addition, Rabobank Group experienced a drop in the growth rate of new mortgage products and in corporate lending. Private sector loan portfolio was up only 2% at EUR 415.2 billion. Because businesses kept lower amount of deposits at Rabobank, amounts due to customers dropped by 6% to EUR 284.9 billion, although savings deposits held by private individuals increased by 4% to EUR 119.7 billion.

Income saw a 9% rise to EUR 6.3 billion, which was attributable in particular to a strong improvement in treasury results. Thanks to a range of cost-cutting measures, operating expenses decreased by 1% to EUR 3.7 billion. As a result of these developments, the efficiency ratio improved by 5.6 percentage points, landing at 59.1%.

Financial targets

Rabobank Group has three financial targets: the Tier 1 ratio, return on equity and net profit growth. At 30 June 2009 the Tier 1 ratio, i.e. Tier 1 capital as a percentage of risk-weighted assets, was 13.0% (12.7%[3]), which is above the high target level of 12.5%. As a result of the retention of earnings and the issue of Capital Securities, Tier 1 capital rose by 3% to EUR 31.2 (30.4) billion despite the adverse effects of the solvency rules. The growth in the loan portfolio was contributing to a 1% rise in risk-weighted assets to EUR 239.7 (238.1) billion. Net profit was down 18% in the first half of 2009, the target being a 10% increase. Net profit was up 18% for the same period last year. Return on equity, i.e. net profit as a percentage of Tier 1 capital, was 8.7% (11.3%), falling short of the target of 10%.

3 For page 9 to 39, the amounts in brackets ( ) are the comparative figures. For profit and loss data, these are the figures for the first half of 2008; for balance sheet data, these are the figures at year-end 2008. The comparative figures have been restated to reflect the insights gained since their preparation.

Growth in loan portfolio levelling off

Loan portfolio by sector
in billions of euros

- Food & agri
- TIS
- Private individuals


450
400
350
300
250
200
150
100
50
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Loan portfolio by group entity
mid-2009

Domestic retail banking	66%
Wholesale banking and international retail banking	24%
Leasing	5%
Real estate	4%
Other	1%



The 'loans to customers' item was up 2%, rising to EUR 435.8 (426.3) billion. The vast majority of these loans relates to private sector lending. The volume of this portfolio rose by 2% to EUR 415.2 (408.6) billion due, in particular, to growth in the mortgage portfolio in the Netherlands. De Lage Landen's loan portfolio increased further in size, with Rabo Real Estate Group's loan portfolio remaining more or less stable.

Of the private sector loan portfolio, 47% is made up of loans to private individuals, 36% of loans to the trade, industry and services (TIS) sector, and 17% of loans to the food & agri sector. Loans to private individuals were up 2% to EUR 197.3 (194.0) billion thanks to an increase in size of the mortgage portfolio in the Netherlands. Loans to private individuals are virtually entirely comprised of mortgage loans and consumer loans. Loans to trade, industry and services (TIS) rose by 1% to EUR 147.7 (146.3) billion. TIS sectors that experienced growth were real estate and wholesale, with sectors such as corporate services, and transport and storage contracting. Loans to the food & agri sector increased by 3% to EUR 70.3 (68.3) billion. Of these loans, EUR 48.1 (43.8) billion was extended to the primary agricultural sector. Within this portfolio, the grain sector increased in size. Of private sector loan portfolio, 75% of loans was issued in the Netherlands, 10% in other European countries, 11% in America, 3% in Australia and New Zealand and 1% elsewhere.

Loan portfolio food & agri
by industry mid-2009

Animal protein	19%
Dairy	16%
Grain and oil seeds	16%
Fruit and vegetables	12%
Food retail	7%
Food & agri inputs	6%
Flowers	6%
Beverages	4%
Miscellaneous crops	4%
Sugar	2%
Other	8%



Increase in savings deposits

Deposits held by private individuals, which make up the largest and most important component of amounts due to customers, were up 4% to EUR 119.7 (114.7) billion in the period through to 30 June 2009. Of these deposits, 89% are held by the local Rabobanks, 6% by Rabobank International and 4% by Robeco. Interest rates on fixed-term deposits, which are linked to changes in short-term interest rates more so than the rates on variable savings deposits, dropped sharply. Because as a result variable savings offered a more interesting alternative for clients, these savings saw a substantial increase. Of these deposits, EUR 7.1 (6.6) billion was contributed by the foreign online banks in Australia, Belgium, Ireland and New Zealand. The number of customers continued to rise in all these countries. At 30 June 2009, 308,000 (293,000) customers availed themselves of these direct banking activities.

Breakdown of savings deposits
in billions of euros

- Other
- Roparco
- Fixed-time deposits
- Savings accounts
- Telesavings
- Internet savings


120
100
80
60
40
20
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Drop in amounts due to customers

Amounts due to customers were down 6% in the period through to 30 June 2009, falling to EUR 284.9 (304.2) billion, which was due in particular to an outflow of corporate time deposits at Rabobank International. The interest rates that Rabobank could offer went down sharply in the wake of the drop in short-term interest rates and businesses needed to draw on these funds to put them towards their own operations.

Breakdown of amounts due to customers in billions of euros

- Other amounts due to customers
- Repurchase transactions
- Corporate time deposits
- Current accounts/ settlement accounts
- Savings


300
250
200
150
100
50
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Amounts due to customers by group entity mid-2009

Domestic retail banking	64%
Wholesale banking and international retail banking	31%
Asset management and investment	5%



Equity in billions of euros

- Other minority interests
- Hybrid capital
- Rabobank Member Certificates
- Retained earnings and other reserves


40
35
30
25
20
15
10
5
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Increase in equity

Equity increased by 10% in the first half of 2009, rising to EUR 36.9 (33.5) billion, which was mostly attributable to the retention of earnings and the issue of Capital Securities. Of equity, 58% is comprised of retained earnings and other reserves, 17% of Rabobank Member Certificates, 15% of hybrid capital and 10% of other minority interests. Total hybrid capital rose by EUR 2.2 billion as a result of the issues of Capital Securities and the repurchase of some of the Trust Preferred Securities. This capital was raised in euros, and New Zealand and US dollars.

Qualifying capital and available capital in billions of euros mid-2009

- Other risks
- Operational and business risk
- Interest rate and market risk
- Credit and transfer risk


30
25
20
15
10
5
0
Economic capital
External capital requirements
Qualifying capital

External capital requirement

The external capital requirement amounted to EUR 19.2 (19.0) billion at 30 June 2009, with 90% relating to credit and transfer risk, 8% to operational risk and 2% to market risk. The increase in the external capital requirement was interrelated with the growth in activity level.

Economic capital as an internal capital requirement

	RAROC		Economic capital (in billions of euros)	
	2009-I	2008-I	30-Jun-09	31-Dec-08
Domestic retail banking	11.8%	18.8%	8.2	8.7
Wholesale banking and international retail banking	12.0%	3.0%	7.3	6.2
Asset management and investment			0.8	0.8
Leasing	8.8%	21.1%	1.1	1.0
Real estate			1.5	1.6
Other			3.6	4.1
Rabobank Group	11.8%	15.0%	22.5	22.3

Over and above the external capital requirement, Rabobank Group uses an internal capital requirement based on an economic capital framework. A broad spectrum of risks is measured consistently to gain a more complete understanding of risks and to allow a more rational weighing of risk and return. The models used largely correspond with those for establishing the external capital requirement, although there are differences in some respects. In keeping with the triple A rating, for instance, Rabobank Group applies a higher confidence level (99.99%) than that used for the external capital requirement (99.90%). Rabobank Group also holds economic capital for risks that are not weighed in determining the external capital requirement. Internally, the economic capital framework provides key input to assess whether the capital base is adequate and in accordance with the second pillar of Basel II. The growth in the loan portfolio contributed to an increase in economic capital. Economic capital for interest rate and market risk decreased. On balance, these developments caused economic capital to rise with 1% to EUR 22.5 (22.3) billion as of 30 June 2009. This internal capital requirement is amply below the available qualifying capital of EUR 32.3 (30.9) billion. This sizeable buffer underscores the solidity of Rabobank Group.

Economic capital
by group entity mid-2009

Domestic retail banking	36%
Wholesale banking and international retail banking	32%
Real estate	7%
Leasing	5%
Asset management and investment	4%
Other	16%



Economic capital
by risk type mid-2009

Credit and transfer risk	57%
Operational and business risk	17%
Interest rate and market risk	16%
Other risks	10%



Financial results

Income up 9%

Total income was up 9% in the first half of 2009, rising to EUR 6,257 (5,753) million, thanks in particular to an increase in other income. An upsurge in treasury results and higher profits from the equity interest in Eureko were contributing factors in the increase. Other income was up by EUR 795 million to EUR 1,156 (361) million on balance. Interest income dropped by 1% to EUR 3,885 (3,919) million. The intense competition on the savings front resulted in a drop in interest margin at the local Rabobanks. Rabobank International saw its interest margin improve. Commission income from asset management and securities trading was down due to the stock market climate. Lower commission income from treasury services at the local Rabobanks also contributed to the 17% decrease in total commission income to EUR 1,216 (1,473) million.

Operating expenses down 1%

As a result of cost cuts at the different group entities total operating expenses decreased by 1% to EUR 3,695 (3,717) million in first half of 2009. At 60,490 (60,568) FTEs, Rabobank Group's staff base was almost at the same level as last year. Robeco and Rabo Real Estate Group had fewer employees. Overall, staff costs were down 4%, dropping to EUR 2,101 (2,184) million. Other administrative expenses rose by 4% to EUR 1,337 (1,281) million, which was attributable mostly to the increase in these costs at Rabobank International. Due, in part, to higher amortisation changes on self-developed software, the 'depreciation and amortisation' line item was up 2% to EUR 257 (252) million.

Bad debt costs at 55 basis points

Bad debt costs were up at all lending divisions as a result of the global economic decline. The 'value adjustments' item rose by EUR 962 million to EUR 1,119 (158) million in the period through 30 June 2009. This corresponds with 55 (9) basis points of the average loan portfolio and is above the long-term average of 21 basis points.

Net profit down 18%

The increase in gross result was cancelled out entirely by the rise in bad debt costs. Taxes recognised by Rabobank Group in the first half of 2009 amounted to EUR 127 (265) million. This corresponds with an effective tax rate of 8.8%. Rabobank Group achieved a net profit of EUR 1,316 (1,613) million on balance. Net of minority interests and payments to the holders of Rabobank Member Certificates, Capital Securities and Trust Preferred Securities III to VI, an amount of EUR 938 (1,259) million remains, which is used to strengthen the capital base.

RAROC

Risk Adjusted Return On Capital (RAROC) is used as a measure whereby expected profitability is consistently weighed against any associated risks. The RAROC ratio is used also for pricing at transaction level and in the loan approval process. Rabobank Group achieved a RAROC after taxation of 11.8% (15.0%)[4] in the first half of 2009, which represented a drop by 3.2 percentage points relative to the same period in 2008.

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	3,885	3,919	-1%
Fees and commission	1,216	1,473	-17%
Other income	1,156	361	
Total income	6,257	5,753	9%
Staff costs	2,101	2,184	-4%
Other administrative expenses	1,337	1,281	4%
Depreciation and amortisation	257	252	2%
Operating expenses	3,695	3,717	-1%
Gross result	2,562	2,036	26%
Value adjustments	1,119	158	
Operating profit before taxation	1,443	1,878	-23%
Taxation	127	265	-52%
Net profit	1,316	1,613	-18%
Bad debt costs (in basis points)	55	9	
Ratios			
Efficiency ratio	59.1%	64.6%	
Return on equity	8.7%	11.5%	
RAROC	11.8%	15.0%	
Balance sheet (in billions of euros)	30-Jun-09	31-Dec-08	
Total assets	615.4	612.1	1%
Private sector loan portfolio	415.2	408.6	2%
Due to customers	284.9	304.2	-6%
Capital requirements (in billions of euros)			
Capital requirement	19.2	19.0	1%
Economic capital	22.5	22.3	1%
Capital ratios			
BIS ratio	13.5%	13.0%	
Tier 1 ratio	13.0%	12.7%	
Number of employees (in FTEs)	60,490	60,568	0%

4 The RAROC ratio was calculated by linking up net profit to the average economic capital for the first half of the year.

Domestic retail banking

www.rabobank.nl, www.obvion.nl



Share in Rabobank Group's net profit
2009-I
in %

● Domestic retail banking 37%

Fierce competition on savings market and higher bad debt costs

Private sector loan portfolio up 2% to EUR 274.6 billion
- Share in mortgage market up 0.5 percentage points to 30.1%
- Share in SME market up 2 percentage points to 41%

Amounts due to customers up 3% to EUR 181.1 billion
- Share in savings market down 1.2 percentage points to 39.5%

Net profit down 43% to EUR 486 million
- Efficiency ratio improves 0.3 percentage points to 65.1%
- Bad debt costs above long-term average at 34 basis points
- RAROC at 11.8%

As a result of the economic downturn in the Netherlands, domestic retail banking suffered from lower growth in the loan portfolio and rising bad debt costs. The entity did manage to strengthen its leading position in private individuals and SME markets. The local Rabobanks and Obvion saw a 2% rise in their loan portfolio to EUR 274.6 billion, with loans to SMEs increasing by 5%. Amounts due to customers were up 3% to EUR 181.1 billion. This influx allowed the local Rabobanks to largely fund the growth in their loan portfolios themselves. Margins on savings dropped due to intense competition. Profit was down due to a fall in interest income and a rise in bad debt costs. Net profit stood at EUR 486 million. More and more local Rabobanks are introducing the Rabobank 2010 Programme.

Rabobank 2010 Programme

Rabobank's primary objective is to help members and customers achieve their ambitions. The Rabobank 2010 Programme offers options for innovating and improving customer service while cutting costs. In 2007 and 2008 five local Rabobanks and Rabobank Nederland launched a pilot and the Programme was tested by nine local Rabobanks. The Rabobank 2010 Programme also became available to the other local Rabobanks later in 2008. Beside these fourteen local Rabobanks, a total of 23 local Rabobanks had implemented the Programme at 30 June 2009. Another large group of local Rabobanks will introduce it in the second half of 2009.

Market leadership in the Netherlands

Rabobank Group has a leading position in a large number of sectors of the Dutch financial services market. Rabobank Group has traditionally had a strong presence in the food & agri sector. In addition, Rabobank Group is well placed in the mortgage, savings and SME markets.

The volume of the Dutch mortgage market contracted by 37% in the first half of the year compared with the same period in 2008. Rabobank Group's share in this market grew to 30.1% (29.6%). The local Rabobanks' share in the mortgage market increased by 3.2 percentage points to 26.8%; Obvion's share in this market was 3.3% (6.0%).

Dutch consumers put more of their money towards savings and conditions on the savings market remained fiercely competitive. The volume of the Dutch savings market[5] increased by 8% to EUR 286.8 (266.4) billion in the first half of the year. Rabobank Group's market share saw a limited drop from 40.7% at year-end 2008 to 39.5% at 30 June 2009. The local Rabobanks' share fell by 0.9 percentage points to 37.8% with the market share held by Roparco, which is Robeco's savings bank, being down 0.3 percentage points to 1.7%.

Rabobank Group's share in the SME market was 41% (39%). With this, Rabobank bolstered its position with small businesses as well as with larger SMEs.


Market shares
in %
30-06-2007
31-12-2007
30-06-2008
31-12-2008
30-06-2009
45
40
35
30
25
20
15
10
5
0
Mortgages
Savings
SME

New sustainable and service-oriented products

Driven by a desire to offer the best possible services to private individuals, Rabobank took several initiatives to encourage economic participation, social cohesion and solidarity. The bank continued its alliance with SeniorWeb, for instance, within which scope Rabobank plans to acquaint some tens of thousands of senior citizens with the Internet and online banking in 2009. Curriculum was developed for elementary schools in dialogue with 'KlasseTV' (Class TV). Local Rabobanks were given resources to teach children to become financially literate through play in collaboration with schools. Together with Visio, teaching materials for the Random Reader Comfort were developed; these will help the blind and visually impaired to become familiar with online banking.

The ClimateMortgage, which was introduced as a temporary product on 1 April 2007, is a complex and loss-making product in its current form. It has been decided to discontinue the ClimateMortgage as of 1 July 2009 because it is unclear whether and, if so, when the Dutch Ministry of Housing, Spatial Planning and the Environment (VROM) will present a new and improved green facility that can offer benefits.

Obvion further tightened its requirements for mortgage brokers based on a duty of care profile. A Budget Planner was introduced to alleviate concerns for consumers. This is a new service for customers who find themselves in financial difficulties or are in danger of landing in financial trouble. Obvion also takes part in pilots held by the Dutch Housing Evaluation Institute (NWWI) to improve the quality and reliability of home appraisals and valuers.

For investment clients, Rabobank is working on increasing the sustainability of its product offering by giving preferential treatment to stocks and shares that are included in sustainable indices. Investment funds are also subjected to a sustainability review.

Where corporate clients are concerned, the administrative burden for associations and foundations has been reduced. A start-up community was established for business start-ups. New business owners can use this platform to gain practical advice and exchange ideas with other entrepreneurs. The ZekerVanJeZaak insurance pack can be cancelled daily and the required paperwork has been reduced. Electronic exchange of annual figures is supposed to minimise paper flows between business owners, their accountants and Rabobank.

5 Statistics Netherlands (CBS) have used the same definition for savings as the Dutch Central bank (DNB) since January 2009. As a result, savings deposits held at banks that are not subject to DNB's reporting requirements are now also included in calculating the volume of the Dutch savings market. The comparative figures as at year-end 2008 have been restated.

Moderate growth in loan portfolio

The economic crisis has caused a drop in demand for loans. Despite this, the private sector loan portfolio showed a 2% increase at the domestic retail banking division, rising to EUR 274.7 (268.3) billion in the first half of 2009. Of this amount, 69% related to private individuals, 21% to trade, industry and services (TIS) and 10% to the food & agri sector. Loans to private individuals, which are comprised almost entirely of mortgage loans, rose by 2% to EUR 187.9 (184.5) billion. Growth in new mortgages fell considerably compared with the same period last year due to a downturn in the number of mortgage applications. Loans to the TIS sector grew by 5% to EUR 58.4 (55.7) billion, the principal contributors being the real estate and wholesale sectors. Fewer loans were sold to the transport and storage sector. Loans to the food & agri sector increased by 1% to EUR 28.4 (28.1) billion, the vast majority of which involved the primary agricultural sector. Here, the loan portfolio was up 1% to EUR 23.7 (23.5) billion.

Loan portfolio by sector
in billions of euros



Food & agri
TIS
Private individuals
300
250
200
150
100
50
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Increase in amounts due to customers as a result of higher savings deposits

Amounts due to customers of the domestic retail banking division were up 3% in the first half of the year, rising to EUR 181.1 (175.6) billion. This was attributable mostly to an increase in savings deposits by 5% to EUR 107.0 (101.5) billion. Interest rates on fixed-term deposits, which are linked to changes in short-term interest rates more so than the rates on variable savings deposits, dropped sharply, which led to a massive shift from fixed-term deposits to variable savings. The increase in amounts due to customers allowed the local Rabobanks to largely self-fund the growth in their loan portfolio over the first six months of 2009.

Financial results

Income up 1%

Total income from domestic retail banking rose by 1% to EUR 3,043 (3,013) million in the first half of 2009. This was primarily attributable to other income, which was up EUR 110 million to EUR 125 (15) million as a result of the repurchase of debt securities and dividend income received from Rabobank Nederland. Fierce competition on the savings market prevented the local Rabobanks to recharge the entire drop in interest rates in the money and capital market to their customers. Improving margins on mortgages only partially offset dropping margins on savings in interest income. Interest income fell by 1% to EUR 2,283 (2,304) million on balance. Income from securities trading was down due to the unpredictable stock market, with the minor growth in lending resulting in lower commission income from lending. The drop in commission income from treasury services also contributed to the 9% drop in commissions to EUR 635 (694) million.

Operating expenses up 1%

Total operating expenses increased by 1% to EUR 1,981 (1,970) million in the first half of 2009. Staff costs were up 1% to EUR 1,120 (1,113) million as a result of periodic salary increases. Fewer staff were needed, both at the local Rabobanks and at Obvion. The number of employees was more or less stable at 29,019 (28,953) FTEs on balance. Other administrative expenses increased by 1% to EUR 795 (785) million.

Bad debt costs at 34 basis points

The recession has a major impact on many sectors of industry. In agriculture, the sector that is hit hardest is greenhouse horticulture and virtually all sectors of trade, industry and services are affected. There has been a strong increase in the number of business failures, and many enterprises are experiencing pressure on earnings and liquidity. Businesses that are struggling with a liquidity deficit receive intensive counselling and, if so warranted based on the long-term outlook, are extended supplemental loans to bridge the current period of hardship. Risks for Rabobank have increased due to the present situation, which has led to higher bad debt costs. The 'value adjustments' item was still negative in the first half of 2008 due, in part, to a considerable release from the general provision (IBNR: Incurred But Not Reported).

However, bad debt costs increased by EUR 559 million to EUR 460 (-99) million in the first half of 2009. Bad debt costs amounted to 34 (-8) basis points of the average loan portfolio, which is higher than the long-term average of 10 basis points. Of the loan portfolio, 70% is comprised of home mortgage loans. As in previous years, bad debt costs on this part of the portfolio were extremely low.

Capital requirement and RAROC

In calculating the capital requirements, risks associated with loans to private and corporate clients are estimated using internal rating and risk models. Allowance is made for any securities or collateral provided. The capital requirement for the domestic retail banking division saw a 3% increase to EUR 6.6 (6.4) billion in the first half of 2009 due, in particular, to the growth in loan portfolio and poorer customer ratings. Economic capital, i.e. the internal capital requirement, was EUR 8.2 (8.7) billion, in particular, as a result of the decrease of interest rate risk in the banking book. The Risk Adjusted Return On Capital (RAROC) dropped by 7.0 percentage points to 11.8% (18.8%) in the first half of the year.

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	2,283	2,304	-1%
Fees and commission	635	694	-9%
Other income	125	15	
Total income	3,043	3,013	1%
Staff costs	1,120	1,113	1%
Other administrative expenses	795	785	1%
Depreciation and amortisation	66	72	-8%
Operating expenses	1,981	1,970	1%
Gross result	1,062	1,043	2%
Value adjustments	460	-99	
Operating profit before taxation	602	1,142	-47%
Taxation	116	286	-59%
Net profit	486	856	-43%
Bad debt costs (in basis points)	34	-8	

Ratios			
Efficiency ratio	65.1%	65.4%	
RAROC	11.8%	18.8%	

Balance sheet (in billions of euros)	30-Jun-09	31-Dec-08	
Total assets	324.4	309.7	5%
Private sector loan portfolio	274.7	268.3	2%
Due to customers	181.1	175.6	3%

Capital requirements (in billions of euros)			
Capital requirement	6.6	6.4	3%
Economic capital	8.2	8.7	-6%
Number of employees (in FTEs)	29,019	28,953	0%

Wholesale banking and international retail banking

www.rabobank.com, www.bgz.pl, www.accbank.ie



Share in Rabobank Group's net profit
2009-I
in %

● Wholesale banking and international retail banking	33%

Net profit up thanks to higher income at Global Financial Markets

Private sector loan portfolio down 1% to EUR 99.6 billion
- Share of food & agri in portfolio up 1.9 percentage points to 36.1%

Net profit up EUR 354 million to EUR 428 million
- Efficiency ratio improves 38.8 percentage points to 46.5%
- Bad debt costs above long-term average at 123 basis points
- RAROC at 12.0%

In keeping with the updated strategy, Rabobank International's lending to the Dutch corporate sector and the food & agri sector increased in the first half of 2009. The international retail banking activities also extended more loans. The lending to non-core clients was scaled down. Private sector loan portfolio at wholesale and international retail banking dropped by 1% to EUR 99.6 billion on balance. Services on offer for globally operating clients were further broadened. The outflow of corporate time deposits caused a drop in amounts due to customers. Income was up at Global Financial Markets as a result of a sharp increase in number of clients as well as falling interest rates. The economic downswing led to some impairments at Participations and an increase in bad debt costs. Net profit at Rabobank International rose by EUR 354 million to EUR 428 million on balance.

Broader services on offer for globally operating clients

In order to better serve globally operating Dutch corporate clients, Rabobank further broadened its international service offering, improving service access. In serving these clients, local Rabobanks receive support from a team of international specialists who are based both in and outside the Netherlands. Client can rely on the Rabobank branch network, as well as being offered the services of strategic and reputable partners in other countries. The options for international funding and global cash management have increased immensely. Rabobank provides an internationally integrated service offering that includes finance, cash management, treasury, corporate insurance, factoring and leasing. By broadening its service range, Rabobank is in a position to help clients achieve their growth ambitions in an increasing number of countries.

Rabobank International's foreign corporate banking activities focus primarily on the food & agri sector. Rabobank International also invests in specific expertise in the area of trade and commodity finance.

The globally operating Trade & Commodity Finance division serves mostly Dutch clients and clients that are active in the market for agricultural products. It trades in a few other commodities as well. This division also offers a broad range of export financing products.

Introducing sustainability to food & agri chains

Rabobank Group has defined five Food & Agri Business Principles: adequate and secure food production, sustainable use of natural resources, a responsible society where public welfare is key, ethical treatment of animals, and awareness among consumers and citizens.

A multi-stakeholder consultation process was kicked off in the first half of 2009. The principles are being discussed on a global scale with customers, NGOs and other stakeholders, the aim being to jointly define the sustainability aspects of value chains in the food & agri business.

The principles are used to formulate policies for specific production chains. Draft policies were fleshed out in the first halves of 2008 and 2009, and they were discussed with stakeholders. Rabobank seeks to put the formulated policies into practice in dialogue with its customers.

Dutch businesses and food & agri clients account for higher share in loan portfolio

Rabobank International updated its strategy in 2008. In line with the strategy pursued by Rabobank Group, it will gear its services more closely to Dutch businesses as well as food & agri clients while scaling down its service provision to non-core clients. Although the volume of lending to Dutch businesses and food & agri clients continued to rise, private sector loan portfolio dropped by 1% to EUR 99.6 (100.7) billion due to the reduction in loans to non-core clients.

The volume of loans extended to private individuals increased by 2% to EUR 5.6 (5.5) billion, with loans to the food & agri sector rising by 5% to EUR 36.0 (34.4) billion. Due, in part, to the downsizing of the Telecom, Media & Internet portfolio, loans to the trade, industry and services (TIS) sector fell by 4% to EUR 58.0 (60.8) billion.

At 30 June 2009 international retail banking operations accounted for 28.5% (26.5%) of the loan portfolio, which saw 6% growth to EUR 28.3 (26.7) billion. In Australia and New Zealand the volume of retail loan portfolio rose by 21% to EUR 10.2 (8.4) billion, thanks mainly to an increase in these countries' currencies by 17% and 12% respectively. The volume of retail loans in America increased by 7% to EUR 8.1 (7.6) billion. The 7% drop in the exchange rate of the Polish zloty resulted in a drop in the retail portfolio by 3% to EUR 4.1 (4.2) billion at Bank BGZ. The volume of loans extended by Irish-based ACCBank was down 8%, falling to EUR 5.6 (6.1) billion.

Loan portfolio by region mid-2009	
America	37%
Europe excluding the Netherlands	28%
The Netherlands	17%
Australia and New Zealand	14%
Asia	4%



Loan portfolio by sector
in billions of euros

- Food & agri
- TIS
- Private individuals


100
90
80
70
60
50
40
30
20
10
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Financial results

Income up 83%

The strong increase in client services - hedging transactions, issues of debt securities and securitisations - resulted in higher income from Global Financial Markets in the first half of 2009. The drop in money market interest rates and the steeper interest rate curve also had an upward effect on income at Global Financial Markets. The growth in other income was largely attributable to the upsurge in income at Global Financial Markets. As a result, other income at Rabobank International amounted to EUR 81 (-577) million, with total income seeing an 83% rise to EUR 1,777 (971) million. The downturn in private

equity led to some impairments so that income at Participations was down on balance. Owing to the drop in activity level, income at Leveraged Finance fell by 14% and income at Structured Finance fell by 15%. Improved interest margins were a factor in the increase in interest income by 8% to EUR 1,480 (1,365) million. All corporate banking regions delivered a better income performance than in the same period last year. Income from corporate banking saw a 39% increase as a result of growth in lending and improved margins. Income fell at Irish-based ACCBank due to the economic decline in the construction industry and property development. Income was up at the non-European retail banks. Total income from retail banking operations increased by 7%. Commission income was up 18% to EUR 216 (183) million thanks, in part, to an increase in commissions from lending.

Operating expenses stable

Operating expenses at Rabobank International were more or less stable in the first half of 2009, at EUR 827 (829) million. Staff costs fell by 6% to EUR 456 (486) million as a result of stringent management of variable staff costs, including bonuses. At 15,211 (15,223) FTEs, the staff base was more or less at the same level as last year. Bank BGZ has been consolidated since the second quarter of 2008, as a result of which the associated costs have gone up compared with the first half of 2008. This was a factor in the 8% increase in other administrative expenses to EUR 329 (306) million. Depreciation and amortisation charges were up 14% to EUR 42 (37) million.

Bad debt costs at 123 basis points

The economic downturn has had an impact on virtually every sector of industry globally. A number of businesses ended up in financial difficulties, which resulted in an increase in bad debt costs. The Irish property sector was hit hard in 2008 and things were not better for this sector in the first half of 2009. Rabobank International's lending to this sector had a significant impact on total bad debt costs. The 'value adjustments' item increased by EUR 360 million to 564 (204) million, which corresponds with 123 (51) basis points of the average loan portfolio and is above the long-term average of 48 basis points.

Capital requirement and RAROC

Lower volatility on the financial markets and improvements in risk models were factors in the 3% drop in capital requirement at Rabobank International to EUR 8.3 (8.6) billion in the first half of the year. Economic capital, i.e. the internal capital requirement, was EUR 7.3 (6.2) billion. The Risk Adjusted Return On Capital (RAROC) ratio increased by 9.0 percentage points to 12.0% (3.0%).

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	1,480	1,365	8%
Fees and commission	216	183	18%
Other income	81	-577	
Total income	1,777	971	83%
Staff costs	456	486	-6%
Other administrative expenses	329	306	8%
Depreciation and amortisation	42	37	14%
Operating expenses	827	829	0%
Gross result	950	142	
Value adjustments	564	204	
Operating profit before taxation	386	-62	
Taxation	-42	-136	
Net profit	428	74	
Bad debt costs (in basis points)	123	51	
Ratios			
Efficiency ratio	46.5%	85.4%	
RAROC	12.0%	3.0%	
Balance sheet (in billions of euros)	30-Jun-09	31-Dec-08	
Total assets	419.8	420.2	0%
Private sector loan portfolio	99.6	100.7	-1%
Capital requirements (in billions of euros)			
Capital requirement	8.3	8.6	-3%
Economic capital	7.3	6.2	18%
Number of employees (in FTEs)	15,211	15,223	0%

Owing to the increase of the equity interest in Bank BGZ from 46% to 59% in April 2008, the figures have been consolidated with effect from that time.

Asset management and investment

www.robeco.com, www.sarasin.com, www.schretlen.com

Positive cash flow and return on investments propel assets under management

Assets under management and held in custody for clients up 6% to EUR 194.7 billion

- Cash flow of EUR 2.9 billion
- Investment results of EUR 11.9 billion

Number of orders executed in the Netherlands down 2% to 2.1 million

Net loss of EUR 9 million

In the first half of 2009 the total inflow of assets into Robeco, Sarasin and Schretlen & Co was EUR 2.9 billion. The stock markets recovered slightly in that period. At the asset management division, assets under management and held in custody were up 6%, rising to EUR 194.7 billion thanks to positive cash flow and investment results. The net loss landed at EUR 9 million while a net profit of EUR 131 million euro was posted in the same period last year, disregarding the gain recognised on the sale of Alex. The drop was connected with the decline in ordinary commission income from asset management and performance-related fees. At Robeco, costs were starting to drop because of the reorganisation. Sarasin tempered the pace of its international growth strategy, but did add a number of offices to its network in Europe and Asia.

Robeco reorganises operations and kicks off joint venture

Robeco's financial performance was weighed down by negative equity yields in 2008. A reorganisation had to be implemented to increase the agility of the core business. The scale and scope of the product offering came under scrutiny and about 250 employees were made redundant.

Robeco formed a joint venture - the Robeco TEDA Investment Management Company - with Chinese-based TEDA International early in 2009. The idea is to raise capital from Chinese institutional investors for the Robeco TEDA Sustainable Private Equity Fund. This fund will invest in enterprises developing products and technologies that promote the productive usage of energy, water and other resources, reduce the impact on the environment and add value by reducing costs.

Robeco equities outperform benchmark in period with some recovery

The stock markets showed some recovery in the first half of 2009. Robeco's equity funds benefited just that little bit more from the recovery and performed well also relative to the benchmark. 86%[6] of equity investments and 36% of fixed-income investments outperformed the benchmark. If a three-year horizon

6 Percentages are based on weighted assets and performance figures are stated before deduction of commission from asset management, with the exception of alternative investments.

is used, these percentages stand at 77% and 44% respectively. Overall, more than 60% of investments outperformed the benchmark in both the first half of 2009 and over the past three years.

In the first half of 2009 the Robeco flagship fund achieved a return of 7.6%, thereby outperforming the benchmark that showed a return of 5.8%. Rolinco scored a return of 8.6%, lagging behind the benchmark return of 9.8%. Robeco Emerging Markets Equities achieved a return of 38.1%, which was higher than the benchmark return of 34.8%. Ten out of twelve sector funds outperformed their benchmark. The Rorento and Lux-o-rente bond funds achieved returns of -1.0% and -1.3%, falling short of their benchmark by 3.2% and 0.4% respectively. Of the funds that are managed by foreign business units, Harbor International and Harbor Capital Appreciation, which are Robeco's largest equity funds, outperformed their benchmarks by 0.1% and 3.1% respectively. The Harbor Bond fund showed an outperformance of 5.1%. Many alternative investments posted a negative return in the first half of 2009. Transtrend's Diversified Trend Program - Enhanced Risk USD achieved a return of -2.5%.

Sarasin tempers growth strategy

In line with its growth strategy, Sarasin continued to increase its presence in the first half of 2009 in its Swiss home market, as well as in other European countries and in Asia. It did slow down its growth rate, however, as a result of the economic situation. Within this scope, fewer new account managers were hired as well. Sarasin opened its fifth office in the Swiss home market in Bern. Activities in Poland and Austria were stepped up via new offices in Warsaw and Vienna. Sarasin also started to offer advisory services to institutional clients based in northern European countries from its Frankfurt office. In India, new offices in Mumbai and Delhi opened their doors on 1 July.

Superior performance from Sarasin's sustainable bond portfolios

Since the start of the financial crisis, Sarasin's sustainable bond mandates have demonstrated a superior relative performance. This is partly because many areas of the economy that were among the biggest losers in the financial crisis were excluded by sustainability filters on the grounds of a high degree of conflict potential. On the other hand, the financial crisis produced a general reassessment of companies' credit risk profiles. Companies that operate sustainably received a better rating. Against this backdrop, the Sarasin Sustainable Bond Fund and the Sarasin Fair Invest Bond Universal Fund both excelled with attractive performance levels.

Sustainable and responsible investments

In the first half of 2009 Robeco defined a policy for the integration of ESG factors (environmental, social & governance) into the investment process. This is in keeping with the UN Principles for Responsible Investing (UN PRI), which Robeco signed up to at the end of 2006. Robeco also seeks to leverage this policy to bolster its competitive position. Policies have been formulated for the following investment categories: equities, fixed-income securities and private equity. Robeco is also working on instruments that can be used to analyse ESG factors.

Other instruments for responsible investing, such as voting and engagement, are in the process of being fleshed out. A growing number of institutional investors see active dialogue as a tool for encouraging sustainable practices in enterprises. The number of shareholders' meetings where Robeco voted in the first half of 2009 was about the same as in 2008, i.e. little over 1,400.

With its Sustainable Asset Management proposition, Schretlen & Co capitalises on the needs of clients in the area of sustainability. Sustainable Investing and the Charity Desk are part of this proposition. The Charity Desk offers services, via the local Rabobanks and Schretlen & Co, to clients who want to apply their assets or network towards helping charities. These services were more actively marketed in 2009 to new and existing clients who are interested in transferring at least EUR 50,000 of their assets to a charity or to their own Institution for General Public Advancement (Dutch acronym: ANBI). The Charity Desk prepared dozens of charity plans for clients, and offered trustees and boards of foundations that bank with Rabobank the use of the Rabobank network.

In 2009 Sarasin will celebrate 20 years of sustainable investment. Sustainability gives Sarasin a competitive advantage, not just in Switzerland, where it is market leader, but also in the different international target markets. At Sarasin, the volume of sustainable assets was up 68% in the first half of 2009, rising to CHF 10.1 billion. This increase was attributable in part to Sarasin's decision to switch to a sustainable investment style for managing the portfolios of some of its clients. This move has been welcomed by clients. Sarasin also saw an inflow of assets into sustainable investment funds. The volume of assets in third-party funds that are managed using Sarasin Sustainability Research was up 7%, rising to CHF 23.4 billion.

Sustainable assets (in billions of euros)

	30-Jun-09	31-Dec-08
Robeco sustainable assets (including private equity)	3.2	3.1
Robeco assets under licence (SAM/DJSI indices)	5.7	4.9
Robeco sustainable assets under engagement	10.6	9.6
Sarasin sustainable assets (including private equity)	6.7	4.5
Sarasin sustainable assets under engagement	1.1	1.1

Increase in assets under management and held in custody

The assets under management and held in custody increased by 6% to EUR 194.7 (183.6) billion in the period to June 2009 as a result of the inflow of assets and a positive investment performance. Robeco managed EUR 114.6 (110.7) billion of assets, Sarasin EUR 52.4 (46.9) billion and Schretlen & Co EUR 6.6 (6.8) billion.

Total inflow of assets amounted to EUR 2.9 billion. Sarasin, whose international network expansion contributed to the positive cash flows, was responsible for EUR 3.1 billion of this amount. Robeco Switzerland and Canara Robeco Asset Management - the joint venture with Indian-based Canara Bank launched in 2007 - were successful in raising assets. The bond funds of Robeco's subsidiary Harbor Capital Advisors were also much in demand. Overall, Robeco generated EUR 1.1 billion in cash flow. The local Rabobanks and Schretlen & Co saw an outflow of assets.

As share prices picked up from March 2009 onwards, stock exchanges globally recovered slightly in the first half of the year. The AEX index increased by 4%, in the United States the S&P 500 index gained 2%, while Japan's NIKKEI 225 index was up 12%. The average positive return on equities resulted in an investment return of EUR 11.9 billion. The drop in the exchange rates of the Swiss franc and the US dollar against the euro had an adverse effect on the value of assets. Overall, currency changes reduced the value of assets by EUR 1.5 billion.

Changes in assets under management and held in custody for clients
in billions of euros


200
190
180
170
160
150
31-12-2008
Cashflow
Investment results
Exchange results
Other
30-06-2009

Assets under management and held in custody for clients
mid-2009

Equity	40%
Fixed income	33%
Mixed	9%
Money market	8%
Alternatives	5%
Real estate	4%
Other	1%



Decrease in investment orders

The unpredictable stock market climate also affected the volume of securities orders. At Rabobank Group, the number of securities orders and in-house fund orders executed in the Netherlands was down 2% to 2.1 million. The number of orders handled by the local Rabobanks dropped by 1%. Overall, the number of orders in in-house funds fell by 14% owing to a decline in trading at the local Rabobanks.

Financial results

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	43	51	-16%
Fees and commission	343	503	-32%
Other income	69	447	-85%
Total income	455	1,001	-55%
Staff costs	276	273	1%
Other administrative expenses	132	145	-9%
Depreciation and amortisation	54	49	10%
Operating expenses	462	467	-1%
Gross result	-7	534	
Value adjustments	3	0	
Operating profit before taxation	-10	534	
Taxation	-1	127	
Net profit	-9	407	
Number of orders in the Netherlands (x 1,000)	2,059	2,103	-2%

Assets (in billions of euros)	30-Jun-09	31-Dec-08	
Assets under management and held in custody for clients	194.7	183.6	6%
Number of employees (in FTEs)	3,515	3,620	-3%

Income down 28% (disregarding Alex)

The gain recognised on the sale of Alex and the fine investment performance by the Transtrend Diversified Trend Program contributed considerably to total income in 2008. Income for the first half of 2009 was down 28%, dropping from EUR 634 million in the first half of 2008 (disregarding Alex) to EUR 455 million. This is virtually entirely attributable to the drop in ordinary commission income from asset management and the decline in performance-related fees at Robeco subsidiary Transtrend. Total commission income fell by 32% to EUR 343 (503) million. Roparco, Robeco's savings bank, was affected by fierce competition on the savings market, accounting for a significant share in the 16% drop in interest income to EUR 43 (51) million.

Operating expenses down 1%

Total operating expenses dropped by 1% in the first half of 2009, falling to EUR 462 (467) million thanks to cost cuts at Robeco. Staff costs were up 1% to EUR 276 (273) million as a result of an increase in these costs at Sarasin. Robeco recognised a one-off cost item for reorganisation expenses in the first half of 2009. This reorganisation led to a 3% reduction in the total number of asset management staff to 3,515 (3,620) FTEs. Despite the higher cost level at Sarasin, other administrative expenses were down 9% to EUR 132 (145) million. Due, in part, to higher amortisation charges on software and intangible assets, the 'depreciation and amortisation' item saw a 10% increase to EUR 54 (49) million.

Leasing

www.delagelanden.com



Share in Rabobank Group's net profit
2009-I
in %

● Leasing	4%

Higher margins on new business and increase in bad debt costs

Loan portfolio up 1% to EUR 23.6 billion
- Share of food & agri in portfolio up 1.3 percentage points to 21.1%

Net profit down 58% to EUR 47 million
- Efficiency ratio weakens 4.2 percentage points to 64.0%
- Bad debt costs at 133 basis points, above long-term average
- RAROC at 8.8%

At De Lage Landen, Rabobank Group's leasing subsidiary, net profit fell by 58% to EUR 47 million in the first half of 2009. The global recession suppressed clients' appetite for investment and caused bad debt costs to rise. Clients had poorer credit ratings, which resulted in fewer loans being granted. Margins on new contracts improved. The loan portfolio rose by 1% to EUR 23.6 billion. Other income was down due to the decline in the second-hand car market.

Higher quality of services

Even in these economically trying times, De Lage Landen invests in boosting the quality of its service provision to clients and partners. Infrastructures and processes are undergoing further improvements. This will allow the organisation to offer the same high-quality services to clients wherever in the world they are located, never losing sight of the specific local situation. In the Dutch market, De Lage Landen intensified the cooperation between different divisions in order to be able to offer clients the best possible comprehensive product and service package. The fact that clients appreciate De Lage Landen's services is demonstrated, for instance, in a recent survey held by Independer, a Dutch service for online product comparison, which named Freo 2009's most valued lender in the Netherlands. De Lage Landen uses this label to sell online consumer loans.

Partner in sustainable solutions

De Lage Landen wants to be a partner in finance, as well as in corporate social responsibility offering sustainable alternatives. To achieve this, De Lage Landen has joined forces with its vendors to work on sustainable innovations. A joint venture was formed in the United States to sell and fund LED lighting. De Lage Landen is also working on solutions for recycling, clean technology and electrical vehicles, which will allow it to tap new markets.

A Business Principles Committee was instituted in the first half of 2009. This Committee advises the Executive Board on how to apply principles involving CSR and business ethics. CSR targets are also being incorporated into employees' performance contracts. In addition, a compliance course was taught worldwide and risk awareness training is being developed.

Growth in loan portfolio levelling off



Loan portfolio
in billions of euros
Other
Consumer finance
Transportation
Car leasing
Technology finance
Health care
Construction & industrial
Financial services
Office equipment
Food & agri
24
22
20
18
16
14
12
10
8
6
4
2
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009



Loan portfolio by region
mid-2009
Europe 58%
America 38%
Asia/Pacific 4%

De Lage Landen's loan portfolio grew by 1% in the first half of 2009, rising to EUR 23.6 (23.3) billion. The food & agri portfolio saw an 8% increase to EUR 5.0 billion, so that its share in the total loan portfolio rose by 1.3 percentage points to 21.1%. The number of leased cars was up 1%, rising to 213,000 (211,000) and the car leasing portfolio was stable at EUR 2.8 (2.8) billion. The consumer loans portfolio amounted to EUR 0.9 (0.9) billion.

Financial results

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	285	260	10%
Fees and commission	24	27	-11%
Other income	175	210	-17%
Total income	484	497	-3%
Staff costs	193	186	4%
Other administrative expenses	100	95	5%
Depreciation and amortisation	17	16	6%
Operating expenses	310	297	4%
Gross result	174	200	-13%
Value adjustments	131	54	
Operating profit before taxation	43	146	-71%
Taxation	-4	34	
Net profit	47	112	-58%
Bad debt costs (in basis points)	133	62	
Ratios			
Efficiency ratio	64.0%	59.8%	
RAROC	8.8%	21.1%	
Balance sheet (in billions of euros)	30-Jun-09	31-Dec-08	
Loan portfolio	23.6	23.3	1%
Capital requirements (in billions of euros)			
Capital requirement	1.2	1.1	9%
Economic capital	1.1	1.0	10%
Number of employees (in FTEs)	4,672	4,667	0%

Income down 3%

There was a drop in the market for second-hand cars in the first half of 2009, which accounted for much of the 17% fall in other income at De Lage Landen to EUR 175 (210) million. As a result, total income was down 3% to EUR 484 (497) million. Thanks to higher margins on new contracts and growth in the loan portfolio, interest income saw a 10% increase, rising to EUR 285 (260) million. A decrease in agency commissions caused commission income to drop by 11% to EUR 24 (27) million.

Operating expenses up 4%

Total operating expenses at De Lage Landen were up 4% in the first half of 2009, rising to EUR 310 (297) million. Periodic salary increases and costs associated with the planned staff redundancies were a factor in the 4% increase in staff costs to EUR 193 (186) million. The staff base was more or less stable at 4,672 (4,667) FTEs. Other administrative expenses rose by 5% to EUR 100 (95) million as a result of asset impairments.

Bad debt costs at 133 basis points

The 'value adjustments' item saw a EUR 77 million increase at De Lage Landen in the first six months of 2009 to EUR 131 (54) million, due in particular to the economic downturn. Expressed in basis points of the average loan portfolio, bad debt costs landed at 133 (62) basis points. This is above the long-term average of 66 basis points.

Capital requirement and RAROC

De Lage Landen's capital requirement increased to EUR 1.2 (1.1) billion in the first half of 2009. The required economic capital, the internal capital requirement, was EUR 1.1 (1.0) billion. The Risk Adjusted Return On Capital (RAROC) ratio dropped by 12.3 percentage points to 8.8% (21.1%).

Real estate

www.raborealestategroup.com



Share in Rabobank-Group's net profit
2009-I
in %

● Real estate	5%

Fewer homes sold, stable loan portfolio and increase in assets under management

Number of homes sold down 22% to 2,636
Loan portfolio virtually stable at EUR 16.5 billion
Assets under management in real estate up 1% to EUR 6.9 billion
Net profit at Rabo Real Estate Group down 27% to EUR 68 million
- Bad debt costs continue to be low

Adverse conditions continued to rule the property market. Rabo Real Estate Group sold fewer homes due to reluctant consumers. Bouwfonds Property Development sold 2,636 homes in the first six months of 2009, compared with 3,384 homes sold in the first half of 2008. MAB Development completed 73,000 m^2 of commercial properties against 73,913 m^2 in the same period last year. FGH Bank more or less managed to stabilise the volume of its loan portfolio at EUR 16.5 billion, with higher margins on new loans and low bad debt costs despite the recession. Assets under management were up 1% at Bouwfonds REIM, rising to EUR 6.9 billion. Rabo Real Estate Group's net profit was down 27% on balance, dropping to EUR 68 million.

Partnering up more with group divisions

Partnerships with other group divisions were fleshed out further, for instance by establishing Rabo FARM, a joint venture with Rabobank International, which is meant to set up agricultural real estate funds on a global scale. A real estate mixed fund was formed especially for clients of local Rabobanks. One of the upshots of the combination of research activities and real estate was the publication, in June 2009, of a Home & Market report ('Woning & Markt 2009'), which focuses on affordability.

Second set of charges pressed in 'Klim Op' case

In March 2009 Rabo Real Estate Group pressed charges for the second time in connection with the 'Klim-Op' investigation by the Dutch Fiscal Information & Investigation Service/Economic Investigation Service (FIOD-ECD) into fraudulent transactions in the real estate sector. The charges are based on findings from internal and external investigations. Rabo Real Estate Group works in close collaboration with FIOD-ECD and the Public Prosecutor's Office in this matter.

Invest in the future

Rabo Real Estate Group further developed its core themes of sustainable building, ethical and responsible business practices, and commitment to society. Its efforts in this area were highlighted in its own annual

report entitled 'Invest in the Future'. Rabo Real Estate Group introduced a new code of conduct in 2009, combining the existing codes and ethical guidelines into a single document that reflects the spirit of the times.

There were several striking examples in 2009 of the further integration of CSR into the core business. Bouwfonds Property Development was a co-developer of the Plantage De Sniep development in Diemen, where the first well point for heat/cold storage - the largest of its kind - was drilled for 1,200 homes. Bouwfonds Property Development also makes an effort to offer affordable housing via first-time buyer loans (SVn).

FGH Bank sees sustainability as the critical success factor for the real estate sector. Bouwfonds REIM uses a system of five elements with regard to the sustainability of its properties: energy, environment, health, quality of use and future value. In doing so, Bouwfonds REIM seeks to achieve an above market average sustainability rating and a top CSR score. Based on the BREEAM method, MAB Development developed the MAB Sustainability Checklist, which will be embedded further in its working methods in 2009. The Oosterdokseiland development, where MAB Development was one of the co-developers, was nominated in 2009 for a Building Business Golden Green Award 2009 in the category of sustainable area development. Fondsenbeheer Nederland established its fifth fund. This fund focuses on conserving and developing agricultural heritage and goes by the name of Boerderij en Landschap B.V.

Drop in property development portfolio

Bouwfonds Property Development sold fewer homes in the Netherlands in the first half of 2009 due to the economic headwinds in the property market and low consumer confidence. In addition, since more homes were sold to housing associations and investors, there was a drop in the average margin on the sale of homes. A total of 2,636 (3,384) homes were sold, 61% of which were located in the Netherlands. The number of unsold homes under construction dropped considerably compared with the figure at year-end 2008.

The commercial real estate market was also less vibrant than in the first half of 2008. MAB Development completed 73,000 (73,913) m^2 of commercial properties. Fewer properties were started to be constructed due to the unfavourable market conditions. At 30 June 2009, MAB Development was building 789,625 (827,707) m^2 of commercial real estate.

Breakdown of houses sold in 2009-I
by country

The Netherlands	61%
France	31%
Germany	8%
Other	0%



Loan portfolio
in billions of euros


18
16
14
12
10
8
6
4
2
0
30-06 2007
31-12 2007
30-06 2008
31-12 2008
30-06 2009

Stable loan portfolio

Fewer new loans were granted. New business at FGH Bank amounted to EUR 0.7 billion in the first half of 2009. This was about the same figure as that of the repayment volume, which totalled EUR 0.6 billion. The gross loan portfolio was stable at EUR 16.5 (16.5) billion on balance. The net loan portfolio, after syndication, amounted to EUR 14.7 (14.6) billion. Investment financing made up 76% of the portfolio.

Assets under management up 1%

Bouwfonds REIM did not establish any new funds in the first half of 2009 because of the downturn in conditions for real estate funds. Assets under management were up 1%, rising to EUR 6.9 (6.8) billion.

Financial results

Results (in millions of euros)

	2009-I	2008-I	Change
Interest	71	43	65%
Fees and commission	12	18	-33%
Other income	168	224	-25%
Total income	251	285	-12%
Staff costs	96	106	-9%
Other administrative expenses	60	52	15%
Depreciation and amortisation	11	9	22%
Operating expenses	167	167	0%
Gross result	84	118	-29%
Value adjustments	1	0	
Operating profit before taxation	83	118	-30%
Taxation	16	26	-38%
Profit Rabo Real Estate Group[7]	67	92	-27%
Minority interest	-1	-1	0%
Net profit Rabo Real Estate Group[7]	68	93	-27%
Other results	-29	-29	0%
Net profit Real estate division[7]	39	64	-39%
Number of houses sold	2,636	3,384	-22%

Other information (in billions of euros)	30-Jun-09	31-Dec-08	
Loan portfolio	16.5	16.5	0%
Assets under management	6.9	6.8	1%
Number of employees (in FTEs)	1,626	1,743	-7%

7 The 'profit Rabo Real Estate Group' and 'net profit Rabo Real Estate Group' items correspond with the financial results published by Rabo Real Estate Group itself. The 'net profit real estate division' item includes the amortisation and financing charges that were incurred due to the acquisition of Bouwfonds divisions and the harmonisation of accounting policies.

Income down 12%

The drop in number of homes sold and the lower margin on average weighed down other income. Due to the decline in property development results, other income saw a 25% drop in the first half of the year, falling to EUR 168 (224) million. As a result, total income was down 12% to EUR 251 (285) million. Higher margins on new loans and renewals contributed to the 65% increase in interest income to EUR 71 (43) million. Less business at Bouwfonds REIM led to a drop in commission income by 33%, falling to EUR 12 (18) million.

Stable operating expenses

Rabo Real Estate Group initiated a cost-cutting programme with a view to the downswing in the market. Although this immediately resulted in a drop in staff costs, it also caused Rabo Real Estate Group to incur additional restructuring expenses. Relative to the same period last year, total operating expenses were stable at EUR 167 (167) million in the first half of 2009. There was a 7% drop in number of employees to 1,626 (1,743) FTEs. This reduction was achieved in particular at Bouwfonds Property Development in the Netherlands and France. The decrease in staff costs by 9% to EUR 96 (106) million was mostly attributable to a cut in the cost of temporary staff. Other administrative expenses saw a 15% increase to EUR 60 (52) million due, in part, to the additional expenses incurred for staff redundancies.

Insurance

www.rabobank.nl, www.interpolis.nl, www.eureko.net



Breakdown of insurance commission in 2009-I
in %

●	Life	9%
◉	Non-life	91%

Higher commission income from non-life insurance

Number of Alles in één Polis insurance policies up 1% to 1,308,000
Number of ZorgActief Polis health insurance policies up 1% to 151,000
Number of Bedrijven Compact Polis insurance policies stable at 195,000
Insurance commission achieved by local Rabobanks up 1% to EUR 186 million

Local Rabobanks sell a wide range of - mostly Interpolis - insurance products, with specific products for private individuals, business owners in their private capacity, farmers, SMEs, and large enterprises. The close ties with Interpolis were a factor in the increase in number of Alles in één Polis insurance policies and ZorgActief Polis health insurance policies sold. The local Rabobanks sold more non-life insurance policies in the first half of 2009. This resulted in a 1% increase in commission income to EUR 186 million, despite the drop in commissions from life insurance policies by EUR 5 million.

Largest insurance broker

The local Rabobanks are the largest insurance broker in the Netherlands. Every one in five of their private clients has taken out an Interpolis policy. This ratio is one in four when it comes to corporate clients. Interpolis is Rabobank's main supplier of insurance products and the two partners work in tandem towards innovating products and services. The 'Helder Moment' campaign, which was kicked off in 2008, was continued. In Interpolis's view, clients have every reason, especially in these times of economic recession, to think about what risks they need to insure. Clients should make an informed decision about risks they feel they can bear, those they should reduce and the ones they had better insure.

The number of newly contracted Alles in één Polis insurance policies issued by local Rabobanks increased by 1% in the first half of 2009, rising to 1,308,000 (1,297,000). The percentage of clients who have taken out three or more types of cover under these policies rose from 54.4% to 55.2%. More legal assistance insurance was sold on the Alles in één Polis insurance policy, while demand for the Interpolis BuitenDeDeur insurance dropped. Rabo online banking is becoming a more and more popular platform, not just for regular banking, but also for contracting or changing non-life insurance policies.

Interest in unit-linked policies was down due, in part, to the unpredictable stock market, the alternatives offered by bank savings and obscurities in the fee structure. With a view to the latter aspect, Achmea, of which Interpolis is a division, presented adjusted policies that offer cost transparency as well as a compensation facility for clients who paid unreasonably high fees. The local Rabobanks sold mortgage protection products to more customers in these challenging times. This Interpolis policy insures clients against the effects of a drop in income, incapacity for work or redundancy.

More students and Rabobank members contracted health insurance from Interpolis. The number of ZorgActief Polis health insurance policies sold rose by 1% to 151,000 (150,000). The number of Bedrijven Compact Polis insurance policies sold by the local Rabobanks was stable at 195,000 (195,000).

Risk management

www.rabobank.com/ir

Very strong capital position

Bad debt costs above long-term average at 55 basis points
Impairment losses on illiquid assets at EUR 254 million after taxation
Ample liquidity position
Annual target volume for long-term funding already realised

The current difficult economic circumstances have proved that risk management is a core banking competency. Rabobank Group pursues a prudent risk policy that results in a moderate risk profile. Although the impact of the economic downturn could be felt, and was evident in the form of higher bad debt costs, Rabobank Group remained extremely strong in the first half of 2009. Rabobank Group continued to have a very robust capital position, with a Tier 1 ratio of 13%, and its liquidity position continued to be more than adequate. Furthermore, the full year target volume for long-term funding was already raised by the end of the first half of 2009.

Economic decline

The impact of the financial crisis and the economic downturn continued to be apparent in the first half of 2009. The economic downturn had a negative impact on the risk profile of the loan portfolio of Rabobank Group. As a financial institution, Rabobank Group will, during the second half of 2009, continue to be faced with the key risks described in the risk management section, being credit risk and liquidity risk. Rabobank Group is also exposed to other risks, and its earnings and equity depend on the banking environment, the general economic climate, government policies and rules and regulations.

Credit risk

The credit risk management of the Rabobank Group is based on a robust organisation that has been designed to ensure an acceptable risk profile even in less favourable economic circumstances. Each new credit application is assessed carefully and is only accepted if the borrower has sufficient prospects of continuing as a going concern. Loans that have already been granted are managed intensely.

Bad debt costs increased to EUR 1,119 (158) million, which corresponds with 55 (9) basis points of the average loan portfolio on an annual basis. The loans for which a provision was formed qualify as impaired loans; they amounted to EUR 8,026 (6,573) million at 30 June 2009. The allowance for bad debts stood at EUR 4,280 (3,299) million at 30 June 2009, corresponding with a 53% (50%) coverage. When provisions are formed, the one-obligor principle is applied, which means that the exposure of all counterparties belonging to the same group is taken into account. In addition, the full exposure to the client is qualified as impaired, even if adequate coverage is available for part of the exposure in the form of securities or collateral. Finally, Rabobank Group forms provisions at an early stage. At 30 June 2009, impaired loans corresponded with 2.0% (1.6%) of the private sector loan portfolio.

In its approval process, Rabobank Group uses the Rabobank Risk Rating system, which indicates the counterparty's PD (Probability of Default) over a one-year period. At 30 June 2009 the EAD (Exposure at Default) weighted average PD of Rabobank Group's total loan portfolio was 1.36% (1.30%). It should be noted that this PD only reflects the extent to which the bank expects that customers can or cannot fulfil their contractual obligations. It does not provide any indication of the potential loss, as in many cases additional collateral is available. This is reflected in the LGD (Loss Given Default), which also takes the possibility of restructuring into consideration. The LGD is defined as the best estimate of the loss that

will result if the debtor is in default. At 30 June 2009 the LGD percentage of Rabobank Group's total portfolio was 20.6% (21.6%). This percentage expresses the LGD as a percentage of the EAD. At 30 June 2009 the EAD of Rabobank Group's loan portfolio was EUR 517 (515) billion.

Leveraged finance

The leveraged finance portfolio of Rabobank International amounted to EUR 3.3 (3.4) billion at 30 June 2009. This portfolio is diversified and consists of a large number of relatively small positions, mainly in Dutch and other Western European businesses. The primary focus of the leveraged finance activities is on Rabobank clients and the food & agri sector.

Structured credit

Rabobank Group has a limited exposure to more structured investments in its trading and investment portfolios. This structured credit exposure, most of which is of the highest quality and has been AAA-rated, amounted to EUR 8.7 billion on 30 June 2009.

Structured credit exposure in billions of euros mid-2009	
Non-subprime RMBS	3.9
CDO/CLO and other corporate exposures	2.3
Commercial real estate	1.3
Other ABS	0.9
ABS CDO	0.2
US subprime	0.2



Structured credit exposure rating distribution mid-2009	
AAA	86%
AA	6%
A	2%
Below A	6%



Owing to the further deterioration of the US housing market as well as the corporate market in that country, a number of related exposures, such as residential mortgage backed securities and collateralised debt obligations, have been impaired and the resulting loss is charged to profit. The amount involved was EUR 74 million after taxation.

Monoline insurers

Monoline insurers are counterparties in some credit default swaps used to hedge the credit risk attached to specific investments. In most cases, the main reason for hedging the relevant investments is related to solvency rather than the credit quality of the investments. There was a further deterioration in the creditworthiness of a number of monoline insurers in the first half of 2009, which is reflected in lower ratings. Counterparty risk arises in relation to these monoline insurers if the value of credit default swaps with these counterparties increases owing to a fall in the fair value of the underlying investments, or if other insured investments potentially lead to claims for payment being filed with the insurers. When calculating counterparty risk, time-related aspects and the credit quality of the relevant investments are taken into consideration. At 30 June 2009 the total counterparty risk before value adjustments amounted to EUR 1,771 million. The net effect of the portfolio being scaled down, on the one hand, and the formation of an additional provision on the other, which had an impact on earnings of EUR 179 million after taxation, is that the total provision fell to EUR 1,034 million. The remaining counterparty risk at 30 June 2009 amounted to EUR 737 million. As regards the above exposures, there is in fact only exposure to a monoline insurer if the relevant investments actually go into default and an insurance claim has to be filed with the monoline insurer. Actual losses are only incurred if both the investment and the relevant monoline insurer are in default.

Funding and liquidity risk

Rabobank Group has always recognised that liquidity risk is an important risk type. Accordingly, Rabobank Group's policy is to match the maturity of funding with the maturity of loans. Long-term lending is financed by means of stable retail funding, amounts due to customers, and long-term professional market funding. Professional funds that are at the bank's disposal for only a brief period of time are not considered for this purpose. In addition, Rabobank Group's policy is based on three pillars.

The first pillar sets strict limits on the maximum outgoing cash flows of its wholesale banking business. This ensures that excessive dependence on the professional market is avoided. Among other things, the bank measures and reports on a daily basis which incoming and outgoing cash flows are to be expected over the next thirty days. In addition, limits have been set for such outgoing cash flows, broken down by currency and location. Detailed contingency plans have been drawn up in order to ensure the bank is prepared for potential crises.

Under the second pillar, a large buffer of liquid assets is held. If necessary, these assets can be used to generate liquidity immediately by means of borrowing from central banks, by use in repo transactions or by being sold directly on the market.

The third pillar is to limit liquidity risk by pursuing a prudent funding policy that is designed to ensure that the financing requirements of group entities are met at an acceptable cost. In this context, diversification of funding sources and currencies, flexibility of the funding instruments used and an active investor relations function play an important role in this regard. This prevents Rabobank Group from becoming overly dependent on a single source of funding. During the first six months of the year, Rabobank Group was able to benefit fully from the, from time to time, improved market sentiment on the capital markets. Also helped by the record issue of a EUR 5 billion five-year bond, the full year budget for long-term funding was already raised by the end of the first half of the year.

Alongside Rabobank Group's internal methods for measuring and managing liquidity risk, extensive guidelines for measuring and reporting liquidity risk have also been drawn up by the regulator, the Dutch Central Bank (DNB). These impose requirements in relation to the size of the liquidity buffer, which is calculated on the basis of the liquidity positions of all Rabobank Group entities around the world. Measured according to these guidelines, Rabobank Group's liquidity position is more than adequate, with available liquidity exceeding the requirement by 25% on average.

Asset-backed commercial paper conduits

At 30 June 2009 asset-backed commercial paper outstanding fell to EUR 16.0 (17.5) billion, chiefly as a result of the termination of the Neptune programme. These conduits are mainly used for funding own originated loans as well as customer loans and receivables. These structures have been recognised in the consolidated balance sheet since the introduction of the International Financial Reporting Standards (IFRS) and constitute part of Rabobank Group's liquidity risk management.

Type	Programme	Launched	Amount outstanding at 30 June 2009 (in billions of euros)	Underlying portfolio
Solvency management	Atlantis	1997	9.7	Own originated loans
Client facilitation	Erasmus	2000	2.0	Predominantly customer
	Nieuw Amsterdam	1999	2.8	loans and receivables
				High-quality asset-backed
Securities arbitrage	Tempo	2007	1.4	securities
Total			16.0	

Responsible banking for a sustainable future

www.rabobank.com/csr

Corporate social responsibility is an explicit strategic choice for Rabobank Group. CSR is applied in all core activities of its financial services as well as in its business operations. Rabobank Group's central themes in the area of CSR relate to introducing sustainability in food & agri chains, promoting more sustainable production methods and renewable energy, and encouraging economic participation, social cohesion and solidarity.

Increasing sustainability of production chains

One of the spearheads of Rabobank Group's CSR policy is to make production chains more sustainable. In connection with this, Rabobank participates actively, for instance, in sector-wide and other networks, including the Round Table on Sustainable Palm Oil, and programmes such as the Dutch Sustainable Trade Initiative (IDH) and Solidaridad's programmes to support small farmers. In 2009, Rabobank formulated five Food & Agri Business Principles to serve as a starting point for further moves towards sustainability in the food & agri sector. These principles fit with Rabobank's background as a co-operative, its food & agri strategy, and its efforts to bring about a sustainable society. Rabobank's Food & Agri Business Principles were fleshed out in the lending policy that was developed for eleven production chains in 2008 and the first half of 2009. The principles are used to determine the extent to which current procedures can be tightened up as regards clients and loan applications, while taking into considerations social issues that arise in different production chains.

CSR in the Dutch agricultural sector

Together with other players in the sector, Rabobank supports the efforts of the Dutch agricultural sector to increase socially responsible practices. As part of this, Rabobank Food & Agri Nederland is involved, often as the sole financial party, in many projects aimed at promoting CSR in this area. In 2009, Rabobank and other parties, including the Dutch Ministry of Agriculture, Nature and Food Quality, the Dutch Society for the Protection of Animals and Nevedi, the Dutch Association for Animal Feed, signed the livestock industry implementation agenda, which aims to bring about a sustainable Dutch livestock industry by 2023.

Rabobank encourages initiatives in the area of CSR through the Rabobank Project Fund. One such initiative is Biogreen Salland, a renewable energy generation project. Another is 'Quality Time Stal', a project launched in 2009 to promote the welfare of chickens and allow them to behave naturally. With respect to the horticultural sector, during the first half of 2009 efforts were made to develop a scheme to encourage the use of geothermal energy. In addition, agricultural account managers at local Rabobanks have been provided with detailed information on possibilities for arranging finance for biomethanisation plants.

Renewable energy, sustainable building and other forms of innovation

As far as developments in the area of renewable energy, sustainable building and other forms of innovation are concerned, the picture is mixed. In the area of green banking, Rabo Green Bank felt the impact of the recession in the first six months of 2009. There was a substantial fall in the number of applications for green loans submitted by the local Rabobanks compared with the same period last year. This is because sustainable projects, and in particular projects relating to onshore wind energy generation, solar energy and sustainable building, are being put on hold or even cancelled entirely. In addition, the Dutch greenhouse horticulture sector is operating in a very difficult market, as a result of which hardly

any investments are being made in new green-label greenhouses. Current estimates indicate that, in contrast to previous years, there will not be any increase in the volume of green loans during 2009.

However, there have also been some positive developments in the area of renewable energy, sustainable building and other forms of innovation. The new Green Projects scheme provides Rabo Green Bank with the opportunity to sell a substantially higher number of loans for sustainable building. The possibilities offered by green mortgages can be taken advantage of in both new-build and renovation projects. Rabo Real Estate Group believes sustainability to be a critical factor in real estate and is continuing to integrate CSR into its service offering.

With respect to corporate services, Rabobank supported the creation of a Guarantee Fund for the Province of Utrecht, which is to be used for funding energy savings and renewable energy projects. In addition, De Lage Landen has started leasing new products in the areas of recycling, clean technology and electric cars.

Advising on ethical dilemmas

The Ethics Committee issued its opinion on seven ethical dilemmas encountered in its daily practice. One dilemma on which it issued advice related to doing business with clients that sell greetings cards door-to-door under the pretext of raising funds for charities. The committee ruled that ensuring that the donor was given transparent information on the good cause supported by the business was an important criterion when deciding on whether an individual business active in this sector should be accepted as a client. The Ethics Committee also issued its opinion on the use of inside information in dealings with a client. It deemed it ethically unacceptable for any use to be made of internally obtained confidential corporate information on a Rabobank client in severe financial difficulties when assessing a loan application submitted by a customer who is a private individual employed by the relevant business.

A dialogue with civil society organisations

On 22 January 2009 Oxfam Novib, Amnesty International, Friends of the Earth Netherlands and FNV Mondiaal launched a new phenomenon in the area of dialogue with banks: the Eerlijke Bankwijzer (Fair Bank Guide), a website that compares the performance of twelve Dutch banks in the area of sustainability. Rabobank supports this initiative for comparing banks, although Rabobank does not always agree with the logic of the design of the study. Rabobank believes that the way in which the four founding organisations communicated information concerning banks' investments in the arms industry was rather inept, and it has entered into a constructive dialogue with these NGOs.

Rabo Development

Rabo Development helps rural banks that are active in developing countries to transform themselves into professional, modern financial institutions. It enters into alliances with partner banks by acquiring a strategic minority interest. These strategic alliances enable a large section of the population to access financial services provided by the partner bank. Currently, Rabo Development holds interests in partner banks in Tanzania, Zambia, China, Mozambique, Rwanda and Paraguay. Together, these partner banks provide work to over 6,000 employees recruited from the local populace, and provide services to more than 3.5 million clients through about 500 branches.

At the end of 2008, one of the partner banks, Banco Regional, took over the Paraguayan activities of Banco Santander. A start was made on integrating these activities into Banco Regional in 2009. Rabo Development has concluded a Memorandum of Understanding with Banco Sicredi in Brazil, and it will provide this bank with active support to help it modernise its cooperative structure and make significant advances in the areas of leasing, wholesale banking and mortgage lending.

During the first half of 2009, 140 banking specialists were sent on secondments. At 30 June 2009 Rabo Development had 25 managers and long-term consultants working abroad.

Rabobank Foundation

Rabobank Foundation, which is marking its 35th anniversary this year, started 2009 by linking the projects it supports to donations made by individual local Rabobanks. This allows the local Rabobanks to identify with specific projects and creates extra opportunities for engaging employees, members, and new and existing clients.

Rabobank Foundation saw a 20% increase in applications for funding. This is because importers and traders of agricultural products that are based in Europe and the United States are providing less pre-financing to small producers in non-Western developing countries, owing to the economic recession. During the first half of 2009 Rabobank Foundation granted trade finance worth more than EUR 3.5 million to small producers of coffee, cocoa, bananas, mangos and cotton.

Microfinance institutions are also experiencing a shortage of finances as a result of the recession in those areas where they depend on funding from the market or commercial banks. Rabobank Foundation focuses on cooperative savings and loans associations, whereby a key point is that funds are raised from savings deposited by members, and it is therefore able to continue to serve its clients well in spite of the recession.

Share4more employee fund

Rabobank and almost 2,700 Rabobank employees help support development projects in Africa, Asia, Latin America and Eastern Europe through the Share4More employee fund. So far this year the fund has donated money to 51 projects, 45 of which were suggested by employees.

More women at the top

During the first six months of 2009 Rabobank was on schedule to achieve its target for increasing diversity in the workforce. At 30%, the percentage of female participants in talent development programmes now far exceeds our target of 20%. In anticipation of Rabobank's intention to sign the 'helping female talent reach the top' charter in the autumn, strong efforts were made to introduce a programme that encourages women to aspire to senior management positions. Concrete initiatives will be undertaken in the second half of 2009 to flesh out this programme further.

Responsible business practices

As part of its policy to reduce the carbon emissions of Rabobank Nederland, Rabobank and the other group entities signed a letter of intent on further collaboration in the area of saving energy and reducing carbon emissions. In connection with this, throughout Rabobank Group various steps have been taken or are being prepared in areas such as sustainable building and renovation, energy savings, waste management and mobility.

Interim financial information

Condensed consolidated balance sheet

In millions of euros	30-Jun-09	31-Dec-08	30-Jun-08
Assets			
Cash and cash equivalents	15,089	7,105	1,920
Due from other banks	35,655	33,776	34,395
Trading financial assets	10,632	11,576	21,048
Other financial assets at fair value through profit or loss	8,024	7,896	13,937
Derivative financial instruments	45,043	66,759	34,283
Loans to customers	435,811	426,283	389,419
Available-for-sale financial assets	35,556	31,665	42,670
Held-to-maturity financial assets	501	497	788
Investments in associates	3,945	3,455	4,191
Intangible assets	3,741	3,728	3,625
Property and equipment	5,987	5,870	5,575
Investment properties	1,039	1,038	1,201
Current tax assets	215	298	409
Deferred tax assets	1,448	1,619	1,738
Employee benefits	783	1	1
Other assets	11,892	10,554	12,587
Total assets	615,361	612,120	567,787

In millions of euros	30-Jun-09	31-Dec-08	30-Jun-08
Liabilities			
Due to other banks	25,696	23,891	39,257
Due to customers	284,908	304,214	275,530
Debt securities in issue	169,060	135,779	141,780
Derivative financial instruments and other trade liabilities	55,454	77,230	37,641
Other debts	11,039	8,644	10,136
Other financial liabilities at fair value through profit or loss	27,672	24,797	26,548
Provisions	919	875	1,090
Current tax liabilities	271	227	442
Deferred tax liabilities	506	474	710
Employee benefits	566	371	447
Subordinated debt	2,417	2,159	2,014
Total liabilities	578,508	578,661	535,595
Total equity	36,853	33,459	32,192
Total equity and liabilities	615,361	612,120	567,787

Condensed consolidated profit and loss account

In millions of euros	First half 2009	First half 2008
Interest	3,885	3,919
Fees and commission	1,216	1,473
Other income	1,156	361
Total income	6,257	5,753
Staff costs	2,101	2,184
Other administrative expenses	1,337	1,281
Depreciation and amortisation	257	252
Operating expenses	3,695	3,717
Value adjustments	1,119	158
Operating profit before taxation	1,443	1,878
Taxation	127	265
Net profit	1,316	1,613
Of which attributable to Rabobank Nederland and local Rabobanks	938	1,259
Of which attributable to holders of Rabobank Member Certificates	160	150
Of which attributable to Capital Securities	96	39
Of which attributable to Trust Preferred Securities III to VI	45	49
Of which attributable to minority interests	77	116
Net profit for the period	1,316	1,613

Consolidated statement of comprehensive income

In millions of euros	First half 2009	First half 2008
Net profit	1,316	1,613
Arising in the period (after taxation):		
Foreign currency translation reserves		
Currency translation differences	23	(56)
Revaluation reserve - Available-for-sale financial assets		
Fair value changes	(48)	(1,345)
Transferred to profit or loss	421	266
Amortised due to asset reclassification	96	-
Revaluation reserve - Associates		
Fair value changes	(16)	54
Revaluation reserve - Cash flow hedges		
Reclassified through profit or loss	(14)	18
Minority interests		
Currency translation differences	(29)	(107)
Other	(76)	185
Total other comprehensive income	357	(985)
Total comprehensive income	1,673	628
Of which attributable to Rabobank Nederland and local Rabobanks	1,400	196
Of which attributable to holders of Rabobank Member Certificates	160	150
Of which attributable to Capital Securities	96	39
Of which attributable to Trust Preferred Securities III to VI	45	49
Of which attributable to minority interests	(28)	194
Total comprehensive income	1,673	628

Condensed consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Capital Securities and TPS	Other minority interests	Total
At 1 January 2008	19,684	6,233	2,779	2,713	31,409
Total income and expense	196	150	88	194	628
Payments on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(150)	(88)	-	(238)
Issue of Capital Securities	-	-	605	-	605
Change due to decrease in minority interests in group entities	(495)	-	-	495	-
Other changes, including currency translation differences	(97)	(25)	(90)	-	(212)
At 30 June 2008	19,288	6,208	3,294	3,402	32,192
At 1 January 2009	20,074	6,236	3,510	3,639	33,459
Total income and expense	1,400	160	141	(28)	1,673
Payments on Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(160)	(141)	-	(301)
Issue of Capital Securities	-	-	2,647	-	2,647
Purchase of Trust Preferred Securities III	-	-	(527)	-	(527)
Other changes, including currency translation differences	(185)	39	48	-	(98)
At 30 June 2009	21,289	6,275	5,678	3,611	36,853

Rabobank Nederland issued Capital Securities worth EUR 500 million, NZD 280 million and USD 2,868 million in the first half of 2009. The conditions attaching to the newly issued Capital Securities are broadly similar to those governing previously issued Capital Securities. In addition, Trust Preferred Securities III were purchased for an amount of EUR 392 million.

Condensed consolidated cash flow statement

In millions of euros	30 June 2009	30 June 2008
Operating profit before taxation	1,443	1,878
Non-cash items through profit or loss and other adjustments	604	988
Net change in operating assets	15,845	(11,868)
Net change in liabilities relating to operating activities	(16,352)	8,762
Other changes	3,628	(325)
Net cash flow from operating activities	5,168	(565)
Net cash flow from investing activities	(3)	(11)
Net cash flow from financing activities	2,819	367
Net change in cash and cash equivalents	7,984	(209)
Cash and cash equivalents at 1 January	7,105	2,129
Cash and cash equivalents at 30 June	15,089	1,920

Business segments

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other[8]	Total
For the first half-year ended 30 June 2009							
Income from external customers	4,719	(613)	358	866	586	341	6,257
Intersegment income	(1,676)	2,390	97	(382)	(343)	(86)	-
Total income	3,043	1,777	455	484	243	255	6,257
Segment expense (including value adjustments)	2,441	1,391	465	441	193	(117)	4,814
Operating profit before taxation	602	386	(10)	43	50	372	1,443
Taxation	116	(42)	(1)	(4)	11	47	127
Net profit	486	428	(9)	47	39	325	1,316
Total assets	324,425	419,847	21,111	29,119	25,020	(204,161)	615,361
Total liabilities	304,366	410,760	18,807	26,480	23,929	(205,834)	578,508
For the first half-year ended 30 June 2008							
Income from external customers	3,872	(1,030)	1,045	836	562	468	5,753
Intersegment income	(859)	2,001	(44)	(339)	(296)	(463)	-
Total income	3,013	971	1,001	497	266	5	5,753
Segment expense (including value adjustments)	1,871	1,033	467	351	184	(31)	3,875
Operating profit before taxation	1,142	(62)	534	146	82	36	1,878
Taxation	286	(136)	127	34	18	(64)	265
Net profit	856	74	407	112	64	100	1,613
Total assets	294,065	387,902	20,613	28,437	25,914	(189,144)	567,787
Total liabilities	276,039	379,338	18,345	26,010	24,768	(188,905)	535,595

8 This item recognises several income and expense items that are not attributable to the individual segments, including gains and losses from centralised hedge accounting and consolidation effects.

Notes to the interim financial information

The consolidated interim financial information of Rabobank Group has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and is presented in conformity with IAS 34 Interim Financial Reporting. Unless otherwise stated, all amounts are in millions of euros. The accounting policies used for the consolidated interim financial information are the same as those used for the consolidated financial statements 2008 of Rabobank Group. For more information, the 2008 consolidated financial statements should be consulted. In addition, when minority interests are acquired the difference between cost and carrying amount is treated as goodwill.

Cash and cash equivalents include cash balances and deposits with central banks. The cash flow statement has been prepared using the indirect method and offers insight into the source of the cash resources that came to be available during the year and the application of these resources over the course of the year.

Cash flows are divided into those from operating, investing and financing activities. Changes in loans, receivables and interbank deposits are included under cash flow from operating activities. Investing activities comprise purchases and sales of, and repayments on, financial investments, as well as acquisitions and disposals of subsidiaries and of properties and operating assets. Income from, issues of, and payments on, Rabobank Member Certificates, Capital Securities, Trust Preferred Securities and subordinated debt qualify as financing activities. Changes by virtue of currency translation differences are eliminated, as are consolidation effects due to the acquisition of equity investments where these are material.

The comparative figures at 30 June 2008 have been restated to reflect the change in accounting policies for pensions, as disclosed in the 2008 financial statements. The upward effect of this restatement on net profit for the first half of 2008 was 88.

The comparative figures have been restated since the amounts due to central banks totalling 16 billion are recognised under Due to customers instead of Due to other banks with effect from 2008. Furthermore, 328 in value adjustments of available-for-sale financial assets was reclassified to Other income.

Some of the debt securities in issue and of subordinated debt were repurchased in the first half of 2009 for a face value of 1.8 billion. The impact on net profit was approximately 0.2 billion.

The preparation of the consolidated interim financial information of Rabobank Group requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, and the reporting of contingent assets and liabilities at the date of this consolidated interim financial information, as well as the amounts reported for income and expenses during the reporting period. Although management bases its estimates on the most careful assessment of current circumstances and activities, the actual results may not equal these estimates.

For the publication of its interim financial information, Rabobank Group has opted for the alternative of presenting condensed versions of its consolidated balance sheet, consolidated profit and loss account, consolidated statement of changes in equity and consolidated cash flow statement.

Rabobank applied IFRS 8 'Operating Segments' and the amendments to IAS 1 'Presentation of Financial Statements' in 2009. Although these standards do not impact profit and equity, they do affect presentation. The interim report now also comprises a consolidated statement of comprehensive income. Other changes in the published Standards and Interpretations effective in 2009 have no material impact on the consolidated interim financial information of Rabobank Group.

Statements

Review report

To the Executive Board and Supervisory Board of Rabobank Nederland

Introduction

We have reviewed the condensed consolidated interim financial information as set out in the interim report 2009 on pages 40 to 47 of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, which comprises the condensed consolidated balance sheet as at June 30, 2009, condensed consolidated profit and loss account, consolidated statement of condensed comprehensive income, condensed consolidated statement of changes in equity, condensed consolidated statement of cash flows and business segments for the six month period then ended, and the notes to the interim financial information. The Executive Board of Rabobank Nederland is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, 'Interim Financial Reporting' as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at June 30, 2009 is not prepared, in all material respects, in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union.

Utrecht, August 24, 2009

Ernst & Young Accountants LLP

/s/ G.H.C. de Meris

Executive Board responsibility statement

The Executive Board of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) declares that, to the best of their knowledge:

- the interim financial information gives a true and fair view of the assets, liabilities, financial position and results of operations of Rabobank Nederland and its consolidated entities;
- the interim report gives a true and fair view of the situation at the balance sheet date, of developments in activities of Rabobank Nederland in the first half of the year, and of its consolidated entities, and that the report describes the principal risks and uncertainties facing Rabobank Nederland in the remainder of the reporting period.

Piet Moerland, *Chairman*
Bert Bruggink, *CFO*
Berry Marttin, *Member*
Sipko Schat, *Member*
Piet van Schijndel, *Member*
Gerlinde Silvis, *Member*

Profile of Rabobank Group

Rabobank Group is an international financial services provider operating on the basis of cooperative principles. It offers retail banking, wholesale banking, asset management, leasing, real estate and insurance. Focus is on all-finance services in the Netherlands and on food & agri internationally. Rabobank Group is comprised of 152 independent local Rabobanks plus Rabobank Nederland, their central organisation, and a number of subsidiaries. The group entities maintain strong mutual ties. Overall, Rabobank Group has upwards of 60,000 employees (in FTEs). Rabobank Group has more than 1.7 million members and serves about 9.5 million clients in 46 countries.

In terms of Tier I capital, Rabobank Group is among the world's 25 largest financial institutions. Rabobank Group has the highest credit rating (triple A), awarded by well-known international rating agencies such as Standard & Poor's, Moody's Investor Service and DBRS.

Local Rabobanks, Rabobank Nederland and Rabobank International

Boasting about 29,000 FTEs, the local Rabobanks make up Rabobank Group's cooperative core business. At the heart of society, they are committed, nearby and trend-setting in their service offering. They serve more than 7.5 million Dutch private and corporate clients, offering a comprehensive range of financial services. The nearly 1,100 branches, which operate over 3,000 cash-dispensing machines, form the densest banking network in the Netherlands. The local Rabobanks seek to offer their customers the best possible services by leveraging different distribution channels, including the branch network, the Internet and the telephone. Rooted in the bank's cooperative structure, clients can become members of their local Rabobank. The local Rabobanks, for their part, are members and shareholders of Rabobank Nederland, the supralocal cooperative organisation that supports their local service provision, among doing other things.

Rabobank Nederland also acts as the holding company of a number of specialist subsidiaries, both in the Netherlands and abroad. It monitors, on behalf of the Dutch Central Bank (DNB), the business practices, outsourcing, solvency and liquidity of the local Rabobanks. Rabobank Nederland has about 6,500 employees (in FTEs).

Rabobank International - the wholesale banking and international retail banking divisions of Rabobank Group - has about 15,000 employees (in FTEs) including the foreign subsidiaries. Boasting a network in 28 countries and more than 500 business locations, Rabobank International is a well-known player in the world's key markets.

Mission and ambition

Rabobank Group is a driving and innovating force working in the common interest of individuals and communities, offering the best possible financial solutions to help them achieve their ambitions. In doing so, Rabobank Group wants to be the largest, best, most customer-oriented and innovative financial institution in the Netherlands while at the same time contributing to the sustainable development of prosperity and well-being. In an international context, Rabobank Group aspires to be the best food & agri bank, with a strong presence in key food & agriculture countries. For this purpose, Rabobank Group harnesses the relevant knowledge and experience it has accumulated in the Netherlands over many years. Rabobank Group also wants to achieve global excellence in corporate social responsibility and sustainable business practices. Corporate social responsibility has been integrated into its core activities.

Values of Rabobank Group

Rabobank Group has four core values, which extend naturally from its mission and ambition: respect, integrity, professionalism and sustainability. Mindful of these values, Rabobank Group offers all the financial services needed by clients in the Netherlands as they participate in an economy-driven modern society. Rabobank Group respects the culture and traditions of the countries where it operates without losing sight of its own objectives and values, and of legal constraints.

Respect

Rabobank Group's basis for collaboration is respect, appreciation and commitment.

Integrity

Rabobank Group wants to be fair, honest, conscientious and trustworthy in all its dealings.

Professionalism

Rabobank Group uses expertise and high-grade facilities in its services to customers, and strives to maintain quality and provide an efficient service, where possible anticipating the future needs of clients.

Sustainability

Rabobank Group wants to make an economic, social and ecological contribution to building a sustainable society. The customer's interests are served based on a long-term perspective. Rabobank Foundation helps disadvantaged groups in the Netherlands and abroad, and encourages them to lead independent lives. Rabo Development supports the development of partner banks in developing countries by committing people and resources.

Rabobank Group

Situation at 1 July 2009


9.5 million clients
1.7 million members
152 local Rabobanks with 1,061 branches
Rabobank Nederland
Support of local Rabobanks
Corporate clients
Private individuals
Private Banking
Other support units
Rabobank International
Food & agri business
International retail banking
Wholesale banking
Rabobank Group staff functions
CSR
Investor Relations
Long-Term Funding
Other staff units
Labels
Asset management
Orbay
Robeco
Sarasin (69%)
Schretlen & Co
Leasing
De Lage Landen
- Athlon
- Crediam
- Freo
Real estate
Rabo Real Estate Group
- Bouwfonds Property Development
- Bouwfonds REIM
- FGH Bank
- Fondsenbeheer Nederland
- MAB Development
Insurance
Eureko (39%)
- Interpolis
Housing
Obvion
Business
Rembrandt Mergers & Acquisition

The local Rabobanks and their members make up the core of the banking business. They are Rabobank's key stakeholders. Being the central (legal) entity, Rabobank Nederland facilitates the local Rabobanks, for instance by providing marketing and product development support, but also by offering competence centres in the areas of operations management, ICT and governance. Rabobank International applies its knowledge and experience of the food & agri business towards serving corporate and retail clients globally.

Rabobank Nederland carries out several staff functions for Rabobank Group as a whole, including Corporate Social Responsibility, Investor Relations, Long-Term Funding, Human Resources, Legal and Tax Affairs, Knowledge and Economic Research and Communications. The bottom part of the diagram shows Rabobank Group's chief labels that operate in the different markets under their own brands and together comprise the bank's all-finance services.

Colophon

Published by

Rabobank Nederland Communications

Materials used

This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 130 and 300 gram Arctic the Volume (FSC certified).

Disclaimer

This Interim Report is a translation of the Dutch Interim Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Our reports

Rabobank Group publishes the following reports in both Dutch and English:

- Annual Summary 2008
- Annual Report 2008
- Consolidated Financial Statements 2008
- Annual Sustainability Report 2008
- Financial Statements Rabobank Nederland 2008
- Interim Report 2009

All reports are available online at: www.rabobank.com/reports and www.rabobank.com/jaarverslagen

Contact

jaarverslagen@rn.rabobank.nl

Photography

The covers of our reports contain edited photographs. The photographic concept consists of two layers: an environment layer and a people layer, with the people in the foreground overlapping the various living and work environments. This emphasises the diversity in people and communities, as well as their interdependence. It is in the context of this diversity and interdependence that that Rabobank operates: reliable to people and committed to their way of living.



Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. CU-COC-802731
© 1996 Forest Stewardship Council
FSC

Rabobank Group Interim Report 2009

7749 08 2009

www.rabobank.com/reports

Rabobank



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2099A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2009 due 1 October 2039 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 29 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2099A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**"USD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 10,000
	(ii)	Calculation Amount:	USD 10,000
7	(i)	Issue Date:	1 October 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 October 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	643.05607 per cent. of the Aggregate Nominal Amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	6.40 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Every three (3) years, from (and including) 1 October 2010 to (and including) 1 October 2037.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Optional Redemption Date:	Redemption Price:	Optional Redemption Amount (USD):
01-Oct-2010	106.40000%	10,640.000
01-Oct -2013	128.16413%	12,816.414
01-Oct -2016	154.38012%	15,438.013
01-Oct -2019	185.95860%	18,595.861
01-Oct -2022	223.99646%	22,399.646
01-Oct -2025	269.81497%	26,981.497
01-Oct -2028	325.00566%	32,500.567
01-Oct -2031	391.48562%	39,148.562
01-Oct -2034	471.56406%	47,156.406
01-Oct -2037	568.02255%	56,802.256

	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days (for which the Business Centres shall be London and New York) prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 64,305.60652 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of	As set out in the Conditions

default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom

		If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Applicable **Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.678788 producing a sum of (for Notes not denominated in Euro):	Euro 6,787,880
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva),* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0453945817
(iii)	Common Code:	045394581
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch

12 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2090A
TRANCHE NO: 1
USD 10,000,000 Callable Zero Coupon Notes 2009 due 28 September 2039 (the Notes)

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 24 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2090A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars (**"USD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 10,000
	(ii)	Calculation Amount:	USD 10,000
7	(i)	Issue Date:	28 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 September 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	652.18374945 per cent. of the Aggregate Nominal Amount at the Maturity Date (further particulars specified below)
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	6.45 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360 unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Every three (3) years, from (and including) 28 September 2010 to (and including) 28 September 2037.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	For each Optional Redemption Date, the Optional Redemption Amount of each Note shall be an amount specified below calculated by multiplying the Calculation Amount by the Redemption Price

Optional Redemption Date:	Redemption Price:	Optional Redemption Amount (USD):
28-Sep-2010	106.45000000%	10,645.000
28-Sep-2013	128.40521522%	12,840.522
28-Sep-2016	154.88867351%	15,488.867
28-Sep-2019	186.83432087%	18,683.432
28-Sep-2022	225.36872881%	22,536.873
28-Sep-2025	271.85082317%	27,185.082
28-Sep-2028	327.91980701%	32,791.981
28-Sep-2031	395.55296753%	39,555.297
28-Sep-2034	477.13540559%	47,713.541
28-Sep-2037	575.54414695%	57,554.415

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days (for which the Business Centres shall be London and New York) prior to the relevant Optional Redemption Date

23 **Put Option** Not Applicable

24 **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note** USD 65,218.374945 per Calculation Amount

25 **Final Redemption Amount (Equity Linked Redemption Notes) of each Note** Not Applicable

26 **Final Redemption Amount (Index Linked Redemption Notes) of each Note** Not Applicable

27 **Early Redemption Amount**

(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of As set out in the Conditions

		default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom

		If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Applicable **Taiwan:** The Notes may not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Notes may only be made available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Notes.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.686747 producing a sum of (for Notes not denominated in Euro):	Euro 6,867,470
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 850

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva),* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Base Prospectus
(ii)	Estimated net proceeds	USD 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0451917610
(iii)	Common Code:	045191761
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Utrecht Branch

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2091A
TRANCHE NO: 1
USD 30,000,000 Zero Coupon Callable Notes 2009 due September 28, 2039

Issue Price: 100.00 per cent.

DZ BANK AG Deutsche Genossenschafts-Zentralbank, Frankfurt am Main

The date of these Final Terms is September 23, 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2091A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	September 28, 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		September 28, 2039

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Zero Coupon
11	Redemption/Payment Basis:	The Final Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:	Not applicable
13	Put/Call Options:	Issuer Call
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	6.40 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable (Refer to Condition 7(d))
	(i) Optional Redemption Date(s):	On September 28 every three years from and including, September 28, 2010 to and including September 28, 2037, subject, in each case, to adjustment in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	**Redemption Date** / **Calculation Amount** September 28, 2010: USD 106,400.00 September 28, 2013: USD 128,164.14 September 28, 2016: USD 154,380.13

			September 28, 2019: USD 185,958.61 September 28, 2022: USD 223,996.46 September 28, 2025: USD 269,814.97 September 28, 2028: USD 325,005.67 September 28, 2031: USD 391,485.62 September 28, 2034: USD 471,564.06 September 28, 2037: USD 568,022.56
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not applicable
		Maximum Redemption Amount:	Not applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		USD 643,056.07 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index	As set out in the conditions

	Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York, Frankfurt
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	No

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s)	Not Applicable
37	If non-syndicated, name and address of Dealer:		DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Platz der Republik 60265 Frankfurt am Main Germany
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.682635, producing a sum of (for Notes not denominated in Euro):	Euro 20,479,050
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading with effect from September 28, 2009
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	*Aaa*
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva),* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0452767162
(iii)	Common Code:	045276716
(iv)	German WKN-code:	A1AMJ4
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 5

AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009

Issue Price: 100.425 per cent. (plus 59 days' accrued interest from and including 27 July 2009 to but excluding 24 September 2009)

TD Securities

The date of these Final Terms is 22 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	5
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 525,000,000
	(ii)	Tranche:	AUD 100,000,000
5	Issue Price:		100.425 per cent. of the Aggregate Nominal Amount plus 59 days' accrued interest from and including 27 July 2009 to but excluding 24 September 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	24 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009

8	Maturity Date:	27 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.589474, producing a sum of (for Notes not denominated in Euro):	Euro 58,947,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 24 September 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	*Reasons for the offer:*	Banking business
(ii)	Estimated net proceeds	AUD 99,924,041.10
(iii)	Estimated total expenses:	AUD 1,390,000 (comprising a combined management, selling and underwriting commission of AUD 1,375,000 and Managers' expenses of AUD 15,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.327 per cent. per annum
	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	German WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of	Not Applicable

	pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2092A
TRANCHE NO: 2
SEK 100,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011
(to be consolidated and form a single series with the SEK 500,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009) (the 'Notes')

Issue Price: 100.049 per cent.

Danske Bank A/S

The date of these Final Terms is 21 September 2009

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2092A
	(ii)	Tranche Number:	2 to be consolidated and form a single series with the SEK 500,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009
3	Specified Currency or Currencies:		Swedish Kronor ("SEK")
4	Aggregate Nominal Amount:		
	(i)	Series:	SEK 600,000,000
	(ii)	Tranche:	SEK 100,000,000
5	Issue Price:		100.049 per cent. of the Aggregate Nominal Amount in respect of Tranche 2 of the Notes
6	(i)	Specified Denominations:	SEK 1,000,000
	(ii)	Calculation Amount:	SEK 1,000,000
7	(i)	Issue Date:	23 September 2009

//

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 September 2011
9	Domestic Note: (if Domestic Note, *there will be no gross-up for withholding tax*)		No
10	Interest Basis:		1.85 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.85 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 September in each year
	(iii)	Fixed Coupon Amount:	SEK 18,500 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	SEK 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event	As set out in the Conditions

//

		(if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Stockholm
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on

			behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.1 per cent. Selling Commission
37	If non-syndicated, name and address of Dealer:		Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.097270, producing a sum of (for Notes not denominated in Euro):	EUR 9,727,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date. The Notes are to be consolidated and form a single series with the SEK 500,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009 which will be listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

Notes of the same type as the Notes to be issued have generally been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)*, in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	SEK 99,949,000
(iii)	Estimated total expenses:	SEK 100,000 (comprising a Selling Commission of SEK 100,000)

6 Yield *(Fixed Rate Notes Only)* 1.8250 per cent.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

//

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No.
(ii)	ISIN Code:	XS0452771867
(iii)	*Common Code:*	045277186
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg *and the relevant number(s):*	Not Applicable
(vii)	Delivery:	*Delivery against payment*
(viii)	Names and addresses of additional *Paying/ Delivery Agent(s) (if any):*	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2092A
TRANCHE NO: 1
SEK 500,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011
(to be consolidated and form a single series with the SEK 100,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009) (the 'Notes')

Issue Price: 99.966 per cent.

Danske Bank A/S

The date of these Final Terms is 21 September 2009

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2092A
	(ii)	Tranche Number:	1 to be consolidated and form a single series with the SEK 100,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009
3	Specified Currency or Currencies:		Swedish Kronor ("SEK")
4	Aggregate Nominal Amount:		
	(i)	Series:	SEK 600,000,000
	(ii)	Tranche:	SEK 500,000,000
5	Issue Price:		99.966 per cent. of the Aggregate Nominal Amount in respect of Tranche 1 of the Notes
6	(i)	Specified Denominations:	SEK 1,000,000
	(ii)	Calculation Amount:	SEK 1,000,000
7	(i)	Issue Date:	23 September 2009

//

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		23 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		1.85 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	1.85 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 September in each year
	(iii)	Fixed Coupon Amount:	SEK 18,500 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

//

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	SEK 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(*i*) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event	As set out in the Conditions

		(if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	*Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:*	Stockholm
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	*Consolidation provisions:*	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on

			behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.1 per cent. Selling Commission
37	If non-syndicated, name and address of Dealer:		Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.097270, producing a sum of (for Notes not denominated in Euro):	EUR 48,635,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date. The Notes are to be consolidated and form a single series with the SEK 100,000,000 1.85 per cent. Fixed Rate Notes 2009 due September 23, 2011 to be issued on September 23, 2009 which will be listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: Notes of the same type as the Notes to be issued have generally been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)*, in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	SEK 499,295,000
(iii)	Estimated total expenses:	SEK 535,000 (comprising a Selling Commission of SEK 500,000 and Dealer's expenses of SEK 35,000)

6 Yield *(Fixed Rate Notes Only)* 1.8675 per cent.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of Index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

//

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No.
(ii)	ISIN Code:	XS0452771867
(iii)	Common Code:	045277186
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2098A
TRANCHE NO: 1
SEK 550,000,000 Floating Rate Notes 2009 due September 23 2011

Issue Price: 100.00 per cent.

Danske Bank A/S

The date of these Final Terms is 21 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2098A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swedish Kronor ("SEK")
4	Aggregate Nominal Amount:		
	(i)	Series:	SEK 550,000,000
	(ii)	Tranche:	SEK 550,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	SEK 10,000
	(ii)	Calculation Amount:	SEK 10,000
7	(i)	Issue Date:	23 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 23 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3-month STIBOR + 0.20 per cent. Floating Rate further particulars specified below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Quarterly on 23 March, 23 June, 23 September and 23 December in each year from (and including) 23 December 2009 to (and including) the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Stockholm
	(v)	*Manner in which the* Rate(s) of Interest is/are to be determined:	*Screen Rate Determination*
	(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
	(vii)	Party responsible for *calculating the Rate(s) of*	Not Applicable

//

	Interest and Interest Amount(s) (if not the Calculation Agent):	
(viii)	Screen Rate Determination *(Condition 1(a))*:	Applicable
-	Reference Rate:	3-month STIBOR
-	Interest Determination Date:	Two Stockholm Business Day prior to the first day of each Interest Period
-	Relevant Screen Page:	Reuters Page SIOR at 11:00 a.m. (Stockholm time)
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.20 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction *(Condition 1(a))*:	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Reference Rate does not appear on the Relevant Screen Page or any successor page or if, the Relevant Screen Page is unavailable, the Calculation Agent will: (a) request the principal office of four major banks in the Stockholm interbank market (the "Reference Banks) to provide a quotation of the Reference Rate at approximately 11:00 a.m. (Stockholm time) on the first day of the relevant Interest Period to prime banks in the Stockholm interbank market in an amount that is representative for a single transaction in that market at that time; and (b) determine the arithmetic mean of such quotations; and if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in Stockholm, selected by the Calculation Agent, at approximately 11.00 a.m. Stockholm time on the first day of the relevant Interest Period for loans in SEK to leading European banks for a period equal to the relevant Interest Period and in an

//

amount that is representative for a single transaction in that market at that time, and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or, as the case may be, the arithmetic mean so determined;

provided, however, that if the Calculation Agent is unable to determine a rate or, as the case may be, an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Notes during such Interest Period will be the sum of the Margin and the rate or, as the case may be, the arithmetic mean last determined in relation to the Notes in respect of a preceding Interest Period.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	SEK 10,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions)	*As set out in the Conditions*

		on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (*d*) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Stockholm
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on	No

//

	which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) London Branch Thames Court, One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s)	Not Applicable

		(if any):	
	(iii)	Managers' Commission:	0.10 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.097270, producing a sum of (for Notes not denominated in Euro):	SEK 53,498,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,230

2 Ratings

Rating: Notes of the same type as the Notes to be issued have generally been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)*, in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

//

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	SEK 549,450,000
(iii)	Estimated total expenses:	SEK 550,000 (comprising a Selling Commission to the Managers)

6 Yield *(Fixed Rate Notes Only)* Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic STIBOR rates can be obtained from Bloomberg or Reuters

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No.
(ii)	ISIN Code:	XS0452866220
(iii)	Common Code:	045286622
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

//

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2003A
TRANCHE NO: 8

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") (to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 3 September 2009)

Issue Price: 100.72 per cent. plus 153 days' accrued interest from and including 23 April 2009 to but excluding 23 September 2009

TD Securities

The date of these Final Terms is 21 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	8 to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes

	2009 due 23 April 2014 issued on 3 September 2009
3 Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4 Aggregate Nominal Amount:	
(i) Series:	AUD 575,000,000
(ii) Tranche:	AUD 50,000,000
5 Issue Price:	100.72 per cent. of the Aggregate Nominal Amount plus 153 days' accrued interest from and including 23 April 2009 to but excluding 23 September 2009
6 (i) Specified Denominations:	AUD 1,000
(ii) Calculation Amount:	AUD 1,000
7 (i) Issue Date:	23 September 2009
(ii) Interest Commencement Date (if different from the Issue Date):	23 April 2009
8 Maturity Date:	23 April 2014
9 Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10 Interest Basis:	6.00 per cent. Fixed Rate (Further particulars specified below)
11 Redemption/Payment Basis:	Redemption at par
12 Change of Interest or Redemption/Payment Basis:	Not Applicable
13 Put/Call Options:	Not Applicable
14 (i) Status of the Notes:	Senior
(ii) Date approval for issuance of Notes obtained:	Not Applicable
15 Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16 **Fixed Rate Note Provisions**	Applicable
(i) Rate of Interest:	6.00 per cent. per annum payable annually in arrear
(ii) Interest Payment Date(s):	23 April in each year
(iii) Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
(iv) Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked	As set out in the Conditions

		Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(*ii*)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by

		delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.591623, producing a sum of (for Notes not denominated in Euro):	Euro 29,581,150
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: S. J. Boas

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 23 September 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent *Fixed Rate Notes* 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 3 September 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of

the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,668,034.25 (including 153 days' accrued interest)
(iii)	Estimated total expenses:	AUD 947,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 10,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.806 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which	No

		would allow Eurosystem eligibility:	
	(ii)	ISIN Code:	XS0423787711
	(iii)	Common Code:	042378771
	(iv)	German WKN-code:	A0T8UA
	(v)	Valoren Code:	CH10107715
	(vi)	Private Placement number:	Not Applicable
	(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(viii)	Delivery:	Delivery against payment
	(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	Not Applicable
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce *subscriptions*:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2061A
TRANCHE NO: 3

AUD 75,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 6 August 2009 and the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009)

Issue Price: 102.98 per cent. (plus 48 days' accrued interest from and including 6 August 2009 to but excluding 23 September 2009)

TD Securities

The date of these Final Terms is 21 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2061A
	(ii)	Tranche Number:	3
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes 2009 due 6 August 2014 issued on 6 August 2009 and the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 375,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		102.98 per cent. of the Aggregate Nominal Amount plus 48 days' accrued interest from and including 6 August 2009 to but excluding 23 September 2009
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000

7	(i)	Issue Date:	23 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	6 August 2009
8		Maturity Date:	6 August 2014
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		*Interest Basis:*	6.625 per cent. Fixed Rate (Further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		*Put/Call Options:*	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	6.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 August in each year commencing on 6 August 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 66.25 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Note Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in

		the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s)	Not Applicable

	(if any):	
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	***The Toronto-Dominion Bank*** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.589474,producing a sum of (for Notes not denominated in Euro):	Euro 44,210,550
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 23 September 2009. The Notes are to be consolidated and form a single series with the AUD 200,000,000 6.625 per cent. Notes due 6 August 2014 issued on 6 August 2009 and the AUD 100,000,000 6.625 per cent. Fixed Rate Notes 2009 due 6 August 2014 issued on 17 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 76,470,174.66
(iii)	Estimated total expenses:	AUD 1,418,250 (comprising a combined management selling and underwriting commission of AUD 1,406,250 and Managers' expenses of AUD 12,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.898 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN:	XS0442441522
(iii)	Common Code:	044244152
(iv)	German WKN-code:	A1AKUP
(v)	Valoren Code:	CH10396716
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2065A
TRANCHE NO: 2
U.S.$200,000,000 Floating Rate Notes 2009 due 5 August 2011 (the "Notes")
(to be consolidated and form a single series with the Issuer's U.S.$800,000,000 Floating Rate Notes 2009 due 5 August 2011 issued on 5 August 2009)

Issue Price: 100.122 per cent.
(plus 46 days' accrued interest from, and including, 5 August 2009, to but excluding 21 September 2009)

MORGAN STANLEY & CO. INCORPORATED

The date of these Final Terms is 18 September 2009.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

THE NOTES REFERRED TO HEREIN THAT ARE REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE 'SECURITIES ACT') OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF NOTES REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	2065A
	(ii)	Tranche Number:	2
3.	Specified Currency or Currencies:		United States Dollars ("**USD**")

4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 1,000,000,000
	(ii)	Tranche:	USD 200,000,000 (to be consolidated and form a single series with the Issuer's U.S.$800,000,000 Floating Rate Notes 2009 due 5 August 2011 issued on 5 August 2009)
5.	Issue Price:		100.122 per cent. of the Aggregate Nominal Amount plus 46 days' accrued interest from, and including, 5 August 2009, to but excluding 21 September 2009
6.	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7.	(i)	Issue Date:	21 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	5 August 2009
8.	Maturity Date:		Specified Interest Payment Date falling in or nearest to 5 August 2011
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		3-month USD LIBOR +0.20 per cent. Floating Rate (further particulars specified below)
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes	Senior
	(ii)	Date approval for issuance of Notes obtained	Not Applicable
15.	Method of distribution		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Note Provisions**	Applicable

(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date
(ii)	Specified Interest Payment Dates:	5 February, 5 May, 5 August and 5 November, in each year, commencing on 5 November 2009
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	New York, London
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	3-month USD LIBOR
-	Interest Determination Date:	Two New York Business Days prior to the first day in each Interest Accrual Period
-	Relevant Screen Page:	Reuters LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.2 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Act/360

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	**Index Linked Interest Note Provisions**	Not Applicable
20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 100,000 per Calculation Amount
25.	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26.	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked	Not Applicable

	Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	**Form of Notes**	Registered Notes restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the restricted Global Certificate (for Notes issued pursuant to Rule 144A)
	New Global Notes:	No
29.	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	**Morgan Stanley & Co. Incorporated** 1585 Broadway, 29th Floor New York, NY 10036 USA
38.	Applicable TEFRA exemption:	Not Applicable
39.	Additional selling restrictions:	Not Applicable
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.678788, producing a sum of (for Notes not denominated in Euro):	Euro 135,757,600
43.	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	US74977RBT05
(iii)	Common Code:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	
	(i) The Depository Trust Company	CUSIP: 74977RBT0
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Rabobank

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
Global Medium-Term Note Programme (the 'Programme') of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch (the 'Issuers')

<u>Power of Attorney</u>

The undersigned:

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A., having its registered office at Amsterdam, the Netherlands, with its principal place of business at Utrecht, the Netherlands, hereinafter referred to as Rabobank Nederland, in accordance with Article 58 of its Articles of Association and the Resolutions based thereon and the power granted thereunder represented by:

1. A. BRUGGINK
2. S.W. SCHAT

hereby appoints each of M. Gower, S.J. Baars, G. Buls, R.M. Everwijn, D.F.P. Vonk, R.A. Muller, P.J. Mitchell, J. Rollings, E.K. Wexler, K. Bunning, J.J. Anderson, D. Lagerberg, M. Aalbers, R. Argoubi, E.A. Bouman, O.M. Butter, G.P. Hoiting, K.J.W. Naphausen and any other duly authorised representative of the Issuers as its attorney to execute and deliver on its behalf the Final Terms and any other documents in connection with any issue under the Programme in such form and on such terms as such attorney may approve.

This power of attorney shall be (i) subject to Netherlands law and (ii) irrevocable for a period of one year from the date hereof.

IN WITNESS WHEREOF, this power of attorney has been duly executed, this 4th day of August 2009.

1.

2.

FINAL TERMS

Date: 18 September 2009

RABOBANK STRUCTURED PRODUCTS

Issue of USD 5,000,000 Equity Linked Notes due 22 September 2010 linked to the ordinary shares of Exxon Mobil Corporation, Pfizer Inc. and Monsanto Company (the "Notes") pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	3584
	(b)	Tranche Number:	1

3.	Specified Currency or Currencies:		U.S. Dollars (**USD**)
4.	Aggregate nominal amount:		
	(a)	Series:	USD 5,000,000
	(b)	Tranche:	USD 5,000,000
5.	Issue Price of Tranche:		100 per cent. of the aggregate nominal amount
6.	(a)	Specified Denominations:	USD 1,000,000
	(b)	Calculation Amount:	USD 1,000,000
7.	(a)	Issue Date:	22 September 2009
	(b)	Interest Commencement Date:	Issue Date
8.	Maturity Date or Redemption Month:		22 September 2010
9.	Interest Basis:		Equity Linked Interest – see Equity Linked Interest Note Provisions set out in paragraph 21 below and the Schedule hereto
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption
	(b)	Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put / Issuer Call / Obligatory Redemption:		Obligatory Redemption – see the Schedule hereto
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)	No
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Applicable – Conditions 4(b)(i), 4(b)(ii), 4(b)(iv) and 4(g) shall not apply to the Notes. References to the "Rate of Interest" in Condition 4(b) shall be deemed not to apply. Each Note pays the Interest Amount (if any) in respect of an Interest Period on the relevant Specified Interest Payment Date (each an **Interest Payment Date**). In the event that the Notes are redeemed prior to the Maturity Date, no Interest Amount will be payable in respect of the Notes in respect of which the relevant Interest Payment Date has not occurred on or prior to the date fixed for such redemption, Provided That if the date fixed for such redemption falls prior to the first Interest Payment Date, no Interest Amount shall be payable in respect of the Notes. In the event that on the due date for redemption of any Note upon due presentation or surrender thereof, payment in full of the sums due on redemption are improperly withheld or refused, such Note will accrue interest (after as well as before judgment) on the basis of an additional Interest Period in respect of such Note commencing on the due date for redemption of such Note and ending on whichever is the earlier of (a) the day on which all amounts due in respect of such Note have been paid and (b) five days after the date on which the full amount of the moneys payable in respect of such Note has been received by the Fiscal Agent and notice to that effect has been given to the Noteholders in accordance with Condition 19, such Interest Amount

		to be calculated on the basis of an overnight deposit rate determined by the Calculation Agent in its sole and absolute discretion from such source(s) as it may select for each such day.
(a)	Underlying Equity or Equities and whether the Notes relate to a Basket of equity securities or a Single equity security and the identity of the relevant Issuer(s) of the Underlying Equity/Equities:	Basket of Underlying Equities (i) Underlying Equities: Existing ordinary shares of each Equity Issuer (ii) Equity Issuers: (I) Exxon Mobil Corporation (Bloomberg Code: XOM UN <Equity>) ("**Exxon**"); (II) Pfizer Inc. (Bloomberg Code: PFE UN <Equity>) ("**Pfizer**"); and (III) Monsanto Company (Bloomberg Code: MON UN <Equity>) ("**Monsanto**") (iii) The ISIN of Underlying Equities of: (I) Exxon: US30231G1022; (II) Pfizer: US7170811035; and (III) Monsanto: US61166W1018
(b)	Description of formula to be used to determine the Rate of Interest and Interest Amount:	The Interest Amount in respect of each nominal amount of Notes equal to the Specified Denomination for the relevant Interest Period shall be: (i) if in the determination of the Calculation Agent the Reference Price of each Underlying Equity in respect of the Valuation Date immediately preceding the relevant Interest Payment Date is greater than the respective Coupon Level for such Underlying Equity, USD 37,500; or (ii) if in the determination of the Calculation Agent the Reference Price of any Underlying Equity in respect of the Valuation Date immediately preceding the relevant Interest Payment Date is equal to or less than the respective Coupon Level for such Underlying Equity, zero.
(c)	Calculation Agent (if not Coöperatieve Centrale Raiffeisen-Boerenleenbank	Merrill Lynch International

	B.A. (trading as Rabobank International)):	
(d)	Provisions for determining the Rate of Interest where calculation by reference to the Underlying Equities and/or formula is impossible or impracticable:	See the Schedule hereto
(e)	Potential Adjustment Events:	Applicable – see the Schedule hereto
(f)	Merger Event, Tender Offer, Nationalisation, De-listing and Insolvency:	Applicable Merger Event: Applicable Tender Offer: Applicable Nationalisation: Applicable De-listing: Applicable Insolvency: Applicable Local Taxes: Applicable (as defined in the Schedule hereto) Underlying Equity Substitution: Applicable – see the Schedule hereto
(g)	Additional Disruption Event	Applicable Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing (as defined in the Schedule hereto)
(h)	Specified Period(s)/Specified Interest Payment Date(s):	22 December 2009, 22 March 2010, 22 June 2010 and the Maturity Date
(i)	Observation Period(s):	Not Applicable
(j)	Observation Date(s):	Not Applicable
(k)	Business Day Convention:	Not Applicable
(l)	Additional Financial Centre(s):	Not Applicable
(m)	Minimum Rate of Interest:	Not Applicable
(n)	Maximum Rate of Interest:	Not Applicable
(o)	Day Count Fraction:	Not Applicable

	(p)	Valuation Date(s)/Averaging Date(s):	See the Schedule hereto
	(q)	Valuation Time:	Condition 8(d) applies
	(r)	Disrupted Day:	Applicable – see the Schedule hereto
	(s)	Exchange(s):	New York Stock Exchange
	(t)	Related Exchange(s):	All Exchanges
	(u)	Exchange Rate:	Not Applicable
	(v)	Other terms or special conditions:	See the Schedule hereto

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))		Not Applicable
26.	Investor Put: (Condition 5(d))		Not Applicable
27.	Obligatory Redemption: (Condition 5(f))		Applicable – see the Schedule hereto
	(a)	Obligatory Redemption Date(s):	See the Schedule hereto
	(b)	Obligatory Redemption Amount of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Specified Denomination
28.	Final Redemption Amount of each Note:		See paragraph 32 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Applicable
(a)	Whether the Notes relate to a basket of equity securities or a single equity security (each an **Underlying Equity**) and the identity of the relevant issuer(s) of the Underlying Equity/Equities) (each an **Equity Issuer**):	Basket of Underlying Equities, see item 21(a) above
(b)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
(c)	Relevant provisions for determining the Final Redemption Amount:	The Final Redemption Amount in respect of each nominal amount equal to the Specified Denomination shall be an amount in USD (rounded down to the nearest USD 0.01 (with USD 0.005 being rounded upwards) and which shall not be less than zero) calculated by the Calculation Agent equal to: (i) if in the determination of the Calculation Agent the Final Reference Price of each Underlying Equity is greater than the respective Barrier Level of such Underlying Equity, USD 1,000,000; or (ii) if in the determination of the Calculation Agent the Final Reference Price of any Underlying Equity is equal to or less than the respective Barrier Level of such Underlying Equity,

$$USD1,000,000\times\left(\frac{X_f}{X_0}\right)$$

Where:

"X_f" means the Final Reference Price of the Worst Performing Underlying Equity.

"X_0" means the Initial Reference Price of the Worst Performing Underlying Equity.

The Worst Performing Underlying Equity will be determined by the Calculation Agent on the Final Valuation Date as the Underlying Equity with the lowest Performance on the Final Valuation Date, as described in the Schedule hereto. Capitalised terms used but not defined shall have the meanings defined in the Schedule hereto.

(d)	Observation Period(s):	Not Applicable
(e)	Observation Date(s):	Not Applicable
(f)	Valuation Date(s))/Averaging Date(s):	See the Schedule hereto
(g)	Valuation Time:	Condition 8(d) applies
(h)	Disrupted Day:	Applicable – see Schedule hereto
(i)	Multiplier for each Underlying Equity comprising the basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(j)	Trade Date:	8 September 2009
(k)	Relevant Assets:	Not Applicable
(l)	Asset Amount:	Not Applicable
(m)	Cut-off Date:	Not Applicable
(n)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable

(o)	Potential Adjustment Events:	Applicable – see the Schedule hereto Local Taxes: Applicable Underlying Equity Substitution: Applicable	
(p)	De-listing:	Applicable	
(q)	Merger Event:	Applicable	
(r)	Nationalisation:	Applicable	
(s)	Insolvency:	Applicable	
(t)	Tender Offer:	Applicable	
(u)	Additional Disruption Events:	Applicable – see the Schedule hereto Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing	
(v)	Exchange(s):	New York Stock Exchange	
(w)	Related Exchange(s):	All Exchanges	
(x)	Exchange Rate:	Not Applicable	
(y)	Other terms or special conditions:	See the Schedule hereto	

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable	
37.	Instalment Notes:	Not Applicable	
38.	Early Redemption Amount:	(a)	The Early Redemption Amount in respect of each nominal amount of Notes equal to the Specified Denomination shall be an amount in USD (rounded down to the nearest USD 0.01 (with USD 0.005 being rounded upwards) and

which shall not be less than zero) calculated by the Calculation Agent equal to the fair market value of such Notes (taking into account all factors which the Calculation Agent determines relevant) less Associated Costs on (x) in the case of redemption for taxation reasons, illegality or following a Nationalisation, De-Listing, Insolvency, Merger Event, Tender Offer or Additional Disruption Event, the second Business Day immediately preceding the due date for redemption of the Notes or (y) in the case of redemption following an event of default, the due date for redemption of the Notes, taking into account, if applicable, the illegality or the Nationalisation, De-Listing, Insolvency, Merger Event, Tender Offer or Additional Disruption Event, all as determined by the Calculation Agent by reference to such factor(s) as it may deem appropriate.

For the purposes of determining the fair market value of a Note following an event of default, no account shall be taken of the financial condition of the Issuer which shall be presumed to be able to perform fully its obligations in respect of the Notes.

Where:

Associated Costs means an amount per nominal amount of the Notes equal to the Specified Denomination equal to such Notes' pro rata share of the total amount of any and all costs associated or incurred by the Issuer or any Affiliate or any Hedging Party (as defined in the Schedule hereto) in connection with such early redemption, including, without limitation, any costs associated with unwinding any funding relating to the Notes and any costs associated with unwinding any hedge positions relating to the Notes, all as determined by the Calculation Agent in its sole discretion.

(b) Condition 5(b) shall be amended by the deletion of the words "(together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption)" in the fifth and sixth lines thereof.

(c) Condition 5(e) shall be amended by the deletion of the words "together (if appropriate) with interest accrued to (but excluding) the date of redemption" in the last line thereof.

(d) Condition 14 shall be amended by the deletion of the words "together with accrued interest to (but excluding) the date of payment" in the third and fourth lines thereof.

39.	Adjustment for Early Redemption Unwind Costs:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	(i) The definition of "Change in Law" in Condition 8(d) shall be deleted and the following substituted therefor: "**Change in Law** means that, on or after the Trade Date (A) due to the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law), or (B) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), any of the Issuer or the Calculation Agent determines, each in its sole and absolute discretion, that (X) it has become illegal for the Issuer and/or any Hedging Party and/or any of their respective Affiliates or agents to hold, acquire or dispose of any relevant Underlying Equity or (Y) the Issuer and/or any Hedging Party and/or any of their respective Affiliates or agents will incur a materially increased cost in performing its obligations in relation to the Notes and/or any hedging arrangements in respect of the Notes (including, without limitation, due to any increase in tax liability, decrease in tax benefit or other adverse effect

on the tax position of the Issuer and/or any Hedging Party and/or any of their respective Affiliates or agents).";

(ii) The definition of "De-Listing" in Condition 8(d) shall be deleted and the following substituted therefor:

"**De-Listing** means, in respect of an Underlying Equity, the Exchange announces that pursuant to the rules of such Exchange, the Underlying Equity ceases (or will cease) to be listed, traded or publicly quoted on the Exchange for any reason (other than a Merger Event or Tender Offer) and is not immediately re-listed, re-traded or re-quoted on an exchange or quotation system located in the same country as the Exchange (or, where the Exchange is within the European Union, in a member state of the European Union).

It will also constitute a De-Listing if the Exchange for the Underlying Equity is located in the United States of America and the Underlying Equity is not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors). If the Underlying Equity is immediately re-listed, re-traded or re-quoted on any exchange or quotation system in accordance with these provisions, such exchange or quotation system shall be deemed to be the Exchange.";

(iii) The definition of "Hedging Disruption" in Condition 8(d) shall be amended by:

(a) the deletion of the words "any of its Affiliates" in the first line thereof and the substitution of the words "any Hedging Party and/or any of their respective Affiliates" therefor; and

(b) the deletion of the words "with respect to the Notes" in the fourth and fifth lines thereof and the substitution of the words "with respect to the Notes or any hedging arrangements in respect of the Notes" therefor;

(iv) The definition of "Increased Cost of Hedging" in Condition 8(d) shall be amended by:

(a) the deletion of the words "any of its Affiliates" in the first line thereof and the substitution of the words "any Hedging Party and/or any of their respective Affiliates or agents" therefor; and

(b) the deletion of the words "with respect to the Notes" in the sixth line thereof and the substitution of the words "with respect to the Notes or any hedging arrangements in respect of the Notes" therefor;

(v) Condition 8(b)(i) shall be amended by the deletion of the words "and, if so, the Issuer may" in the fifth line thereof and the substitution of the words "and, if so, the Issuer, acting on the instructions of the Calculation Agent, shall" therefor;

(vi) Condition 8(b)(ii) shall be amended by the deletion of the words "the Issuer in its sole and absolute discretion may" in the fifth line thereof and the substitution of the words "the Issuer acting on the instructions of the Calculation Agent shall" therefor;

(vii) Condition 8(b)(iii) shall be amended by the deletion of the words "the Issuer in its sole and absolute discretion may" in the second line thereof and the substitution of the words "the Issuer acting on the instructions of the Calculation Agent shall" therefor; and

(viii) See the Schedule hereto.

44.	Further Issues provision:	Condition 18 applies.

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Merrill Lynch International Merrill Lynch Financial Centre

		2 King Edward Street London EC1A 1HQ United Kingdom
	(e) Total commission and concession:	Certain fees or commissions will be payable to third party distributors and/or the Notes will be sold at a discount to the Issue Price on the primary sale of the Notes
	(f) U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:	Not Applicable
47.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity Issuers (the **Reference Information**) has been extracted from Bloomberg, Reuters, the official websites of the Equity Issuers and/or other publicly available information. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the Equity Issuers, Bloomberg, Reuters and/or official websites relating to the Equity Issuers, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:________________________

Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Not Applicable
(ii)	Estimate of total expenses related to admission to trading:	Not Applicable

2. RATINGS

Ratings:	Not Applicable

3. OPERATIONAL INFORMATION

(a)	ISIN:	XS0452147456
(b)	Common Code:	045214745
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

SCHEDULE

1. **Definitions**

Barrier Level	means, in respect of the Underlying Equities of: (i) Exxon, USD 43.097; (ii) Pfizer, USD 9.888; and (iii) Monsanto, USD 50.874, in each case being 61.00 per cent. of the Initial Reference Price of the relevant Underlying Equity.
Call Level	means, in respect of the Underlying Equities of: (i) Exxon, USD 70.650; (ii) Pfizer, USD 16.210; and (iii) Monsanto, USD 83.400, in each case being 100.00 per cent. of the Initial Reference Price of the relevant Underlying Equity.
Coupon Level	means, in respect of the Underlying Equities of: (i) Exxon, USD 43.097; (ii) Pfizer, USD 9.888; and (iii) Monsanto, USD 50.874, in each case being 61.00 per cent. of the Initial Reference Price of the relevant Underlying Equity.
Final Reference Price	means, in respect of each Underlying Equity, the Reference Price of such Underlying Equity in respect of the Final Valuation Date.
Final Valuation Date	means the Valuation Date scheduled to fall on 8 September 2010.
Hedging Party	means any party which is hedging the equity price risk related to the Notes through any hedging arrangement or related trading position.
Initial Reference Price	means, in respect of the Underlying Equities of: (i) Exxon, USD 70.65; (ii) Pfizer, USD 16.21; and (iii) Monsanto, USD 83.40,

in each case being 100.00 per cent. of the closing price of the relevant Underlying Equity on the Trade Date.

Insolvency Filing	means that an Equity Issuer institutes or has instituted against it by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, or it consents to a proceeding seeking a judgement of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official or it consents to such a petition, provided that proceedings instituted or petitions presented by creditors and not consented to by the Equity Issuer shall not be deemed an Insolvency Filing.
Local Jurisdiction	means the jurisdiction in which an Equity Issuer is incorporated.
Local Taxes	means taxes, duties, and similar charges imposed by the taxing authority of the Local Jurisdiction.
Obligatory Redemption Date(s)	means any Interest Payment Date, excluding the Maturity Date, immediately succeeding a Valuation Date where the Reference Price of each Underlying Equity in respect of such Valuation Date is, in the determination of the Calculation Agent, equal to or greater than the respective Call Level for such Underlying Equity.
Offshore Investor	means a holder of an Underlying Equity who is an institutional investor not resident in the Local Jurisdiction for the purposes of the tax laws and regulations of the Local Jurisdiction and, for the avoidance of doubt, whose jurisdiction of residence (a) shall be determined by the Calculation Agent and (b) may be the jurisdiction of residence of the Issuer and/or any Hedging Party and/or any of their respective Affiliates or agents.
Performance	means, in respect of each Underlying Equity, an amount (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: $$\frac{\text{Final Reference Price}}{\text{Initial Reference Price}}$$
Reference Price	means, in respect of an Underlying Equity, the official closing price on the relevant date of such Underlying Equity quoted on the relevant Exchange as determined by or on behalf of the Calculation Agent (or if, in the opinion of the Calculation Agent, no such price on the relevant date can be determined at such time, unless the relevant date is a Disrupted Day, the Calculation Agent's good faith estimate of the value of the Underlying Equity at the Valuation Time on the relevant date). Paragraph (ii) of the definition of "Reference Price" in Condition 8(d) shall not apply.

Tender Offer Date	means, in respect of a Tender Offer, the date on which voting shares in the amount of the applicable percentage threshold are actually purchased or otherwise obtained (as determined by the Calculation Agent).
Valuation Cut-off Date(s)	means, in respect of a Valuation Date, the eighth Scheduled Trading Day immediately following the relevant Scheduled Valuation Date, or if earlier, the Scheduled Trading Day falling on or immediately preceding the second Business Day immediately preceding the Interest Payment Date immediately following the relevant Scheduled Valuation Date.
Valuation Date(s)	means 8 December 2009, 8 March 2010, 8 June 2010 and 8 September 2010, or if any such date is not a Scheduled Trading Day, the first Scheduled Trading Day thereafter unless, in the opinion of the Calculation Agent, such day is a Disrupted Day. If such day is a Disrupted Day, then the relevant Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the Scheduled Trading Days immediately following the relevant Scheduled Valuation Date up to and including the relevant Valuation Cut-Off Date is a Disrupted Day. In that case, (i) the relevant Valuation Cut-Off Date shall be deemed to be the relevant Valuation Date (notwithstanding the fact that such day is a Disrupted Day) and (ii) the Calculation Agent shall determine the relevant price as its good faith estimate of the relevant price as of the Valuation Time on the relevant Valuation Cut-Off Date, and otherwise in accordance with the above provisions.
Worst Performing Underlying Equity	means the Underlying Equity with the lowest Performance, as determined by the Calculation Agent, provided that if two or more Underlying Equities have the same lowest Performance, the Calculation Agent shall, in its sole and absolute discretion, select one of such Underlying Equities to be the Worst Performing Underlying Equity.

2. Potential Adjustment Events

Condition 8(b)(i) shall be amended by the addition of the following paragraph before the last paragraph thereof:

"In its determinations of the existence and extent of any dilutive or concentrative effect on the theoretical value of the Underlying Equity of any Potential Adjustment Event, and any related adjustments to the terms of the Notes, the Calculation Agent shall take into account any amounts of Local Taxes that would, in the determination of the Calculation Agent, be withheld from or paid or otherwise incurred by an Offshore Investor in connection with such Potential Adjustment Event."

3. Underlying Equity Substitution

If a Merger Event, Tender Offer, Nationalisation, Insolvency, De-Listing or Additional Disruption Event occurs, notwithstanding anything to the contrary in the Terms and Conditions of the Notes and without prejudice to any other discretions that the Calculation

Agent may have thereunder, on or after the relevant Merger Date, Tender Offer Date, or the date of the Nationalisation, Insolvency or De-Listing or Additional Disruption Event (as the case may be), the Calculation Agent may substitute an underlying equity (a **Substitute Underlying Equity**) selected by it in accordance with the Underlying Equity Substitution Criteria (as defined below) in place of the Underlying Equity (the **Affected Underlying Equity**) affected by such Merger Event, Tender Offer, Nationalisation, Insolvency, De-Listing or Additional Disruption Event and such Substitute Underlying Equity will be deemed to be an "Underlying Equity" and the relevant issuer of such underlying equity, an "Equity Issuer" for the purposes of the Notes, and the Calculation Agent will make such adjustment, if any, to any of the terms of the Terms and Conditions of the Notes and/or these Final Terms as the Calculation Agent determines appropriate and determine the effective date of such substitution and adjustment provided that an Initial Reference Price for the relevant Substitute Underlying Equity will be determined by the Calculation Agent in accordance with the following formula:

$$A * (B/C)$$

Where:

A is the official closing price of the relevant Substitute Underlying Equity on the relevant exchange as determined by the Calculation Agent on the date that the substitution is effected;

B is the Initial Reference Price; and

C is the official closing price of the Affected Underlying Equity on the relevant Exchange on the date that the substitution is effected.

Underlying Equity Substitution Criteria means (1) the relevant issuer of such underlying equity belongs to a similar economic sector as the Equity Issuer in respect of the Affected Underlying Equity; and (2) the relevant issuer of such underlying equity has a comparable market capitalisation and international standing as the Equity Issuer in respect of the Affected Underlying Equity, all as determined by the Calculation Agent.

4. Correction of the Reference Price:

Condition 8(b)(v) shall be deleted in its entirety and replaced with the following:

"If the price of an Underlying Equity published on any Valuation Date by the relevant Exchange and which is utilised for any calculation or determination made for the purposes of the Notes (a **Relevant Calculation**) is subsequently corrected and the correction (the **Corrected Underlying Equity Price**) is published by the relevant Exchange no later than two Business Days prior to the date of payment of any amount to be calculated by reference to the Relevant Calculation then such Corrected Underlying Equity Price shall be deemed to be the relevant price for such Underlying Equity on such Valuation Date, and the Calculation Agent shall use such Corrected Underlying Equity Price in determining the relevant price."

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2093A
TRANCHE NO: 1

USD 66,000,000 Floating Rate Notes 2009 due September 2011 (the "Notes")

Issue Price: 100.00 per cent.

TD Securities

The date of these Final Terms is 17 September 2009.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular (the '**Offering Circular**') dated 8 May, 2009. which constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		*Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)*
2	(i)	Series Number:	2093A
	(ii)	*Tranche Number:*	1
3	Specified Currency or Currencies:		U.S. Dollar ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 66,000,000
	(ii)	Tranche:	USD 66,000,000
5	Issue Price:		*100.00 per cent. of the Aggregate Nominal Amount*
6	(i)	Specified Denominations:	USD 1,000
	(ii)	*Calculation Amount*	USD 1,000
7	(i)	Issue Date:	21 September 2009
	(ii)	Interest Commencement Date *(if different from the Issue Date)*:	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling in or nearest to September 2011

9	Domestic Note: (*if Domestic Note, there will be no gross-up for withholding tax*)		No
10	Interest Basis:		3 month USD LIBOR plus 0.27 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	Quarterly on 21 March, 21 June, 21 September and 21 December in each year, commencing on 21 December 2009 up to, (and including) the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention (adjusted)
	(iv)	Business Centre(s) (Condition 1(*a*)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable

	(ix)	ISDA Determination (Condition 1(a)):	Applicable
	-	Floating Rate Option:	USD LIBOR BBA
	-	Designated Maturity:	Three (3) months
	-	Reset Date:	Each Specified Interest Payment Date
	-	ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
	(x)	Margin(s): +/-	Plus 0.27 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of *default (Condition* 13) *or* (b) *for* illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, *following an Additional* Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.06 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom

38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	None
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.686747 producing a sum of (for Notes not denominated in Euro):	Euro 45,325,302
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 September 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 65,960,400
(iii)	Estimated total expenses:	USD 39,600 (comprising combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	ISIN Code:	XS0453283417
(iii)	Common Code:	045328341
(iv)	Private Placement number:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

(viii)	Names (and addresses) of Calculation Agent (if different from Deutsche Bank AG, London Branch)	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Up to Euro 500,000,000 2.70 per cent. Fixed Rate Notes 2009 due September 30, 2015 (the 'Notes') (ISIN Code: XS0451841026)
pursuant to the EUR 110,000,000,000 Global Medium-Term Note Programme

Reference is made to the Final Terms dated 17th of September 2009 (the **Final Terms**) relating to the Notes to be issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the **Issuer**).

Under the Terms and Conditions of the Notes, the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the offer period. It further reserved the right to increase or decrease the Issue Price of the Notes depending on general market conditions subsequent to the end of the offer period. In accordance with these rights, the Issuer has decided to decrease the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the definitive Aggregate Nominal Amount of the Notes is EUR 124,994,000 and that the Issue Price is 100 per cent. of the Aggregate Nominal Amount.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 8 May 2009.

Date: 29 September 2009

Final Terms **Rabobank**

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2088A
TRANCHE NO: 1
Up to Euro 500,000,000 2.70 per cent. Fixed Rate Notes 2009 due September 30, 2015

(the "**Notes**")

Issue Price: 100 per cent.

The date of these Final Terms is September 17, 2009

The Offering Circular referred to below (as completed by this Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (b) below, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a **Relevant Member State**) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(a) in circumstances in which no obligation arises for the Issuer, the Lead Manager, the Manager of the Placement Network or any Distributor to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(b) in the Public Offer Jurisdiction specified herein, provided such person is one of the persons mentioned in item 37 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor the Lead Manager nor the Manager of the Placement Network has authorised, nor do each of them authorise, the making of any offer of the Notes in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the **Offering Circular**) dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu and from Distributor's web-sites.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the **Offeror**)
2	(i)	Series Number:	2088A
	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:	Euro
4	Aggregate Nominal Amount:	Up to Euro 500,000,000. The Aggregate Nominal Amount of the Notes will depend on the amount of the Notes subscribed for during the Offer Period (as defined in item 12 (i) of Part B). It is anticipated that the final Aggregate Nominal Amount of the Notes to be issued on the Issue Date will be published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date.
	(i) Series:	Up to Euro 500,000,000.
	(ii) Tranche:	Up to Euro 500,000,000.

5	Issue Price:		100 per cent. of the Aggregate Nominal Amount.

On the basis of (A) the placement commission, (B) the structuring commission, (C) the charges relating to the management of the market risk for the preservation of the offer conditions, and (D) the value of the bond component, the Issue Price for the Notes may be broken down as follows:

Issue Price	100,00%
Placement commission	2.90%
Structuring commission	0.40%
Charges relating to the management of the market risk for the preservation of the offer conditions	0.445%
Value of the bond component	96.255%

See further item 4 of Part B below.

The above values are calculated as of September 2, 2009.

Value of the bond component:

The value of the bond component is represented by a security paying annual coupon equal to 2.70% of the Aggregate Nominal Amount of the Notes (with interest calculation basis 30/360, unadjusted) and redeeming at par on the Maturity Date.

The secondary market price of the Notes may be different from the Issue Price in particular taking into account that, as described above, the Issue Price includes, in addition to the bond component, other components (commissions and costs). The secondary market price may move on an ongoing basis in accordance with the financial characteristics of the Notes and market conditions then prevailing.

6	(i)	Specified Denominations:	Euro 1,000
	(ii)	Calculation Amount:	Euro 1,000
7	(iii)	Issue Date:	September 30, 2009
	(iv)	Interest Commencement Date:	Issue Date
8	Maturity Date:		September 30, 2015
9	Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*		No
10	Interest Basis:		2.70 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated. The Notes will be distributed in Italy by way of a public offer through the Distributors. For the avoidance of doubt, the Issuer will act as Lead Manager (*Responsabile del Collocamento*) (as defined under article 93-bis of the Financial Services Act as defined below) but will not act as Distributor (as defined below) and will not place any Notes to the public in the Republic of Italy (**Italy**). Pursuant to a distribution agreement entered into between Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Bayerische Hypo- und Vereinsbank AG, acting through its Milan Branch and certain distributors (*of which some are appointed as distributors for* this issue), for this offer the following roles will be covered by the entities reported below.

Lead Manager (*Responsabile del Collocamento*):

- Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Croeselaan 18, 3521 CB Utrecht, the Netherlands

Manager of the Placement Network:

- Bayerische Hypo- und Vereinsbank AG, acting through its Milan Branch, via Tommaso Grossi 10, 20121 Milan, Italy

Distributors (and respectively each a Distributor):

- UniCredit Banca S.p.A., Via Zamboni 20, 40126 Bologna (www.unicreditbanca.it);
- UniCredit Banca di Roma S.p.A., Via Tupini 180, 00144 Rome (www.bancaroma.it);
- Banco di Sicilia S.p.A., Via Generale Magliocco 1, 90100 Palermo (www.bancodisicilia.it).

The Notes will be placed into Italy without any underwriting commitment by the Distributors and no undertakings have been made by third parties to guarantee the subscription of the Notes.

See further item 12 of Part B below.

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.70 per cent gross per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	September 30 in each year from (and including) September 30, 2010 to (and including) the Maturity Date
	(iii)	Fixed Coupon Amount:	Euro 27 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	Euro 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Commission:	A placement commission perceived by the Distributors through the Manager of the Placement Network is 2.90 per cent. of the Aggregate Nominal Amount placed by each of them, embedded in the Issue Price of the Notes. A structuring commission and charges relating to the management of the market risk for the preservation of the offer conditions perceived by the Manager of the Placement Network are respectively 0.40 per cent and 0.445 per cent. of the Aggregate Nominal Amount embedded in the Issue Price of the Notes. See item 5 above and item 4 of Part B below.

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Croeselaan 18, 3521 CB Utrecht, The Netherlands. For the avoidance of doubt, the Dealer will not act as Distributor and will not place any Notes to the public in Italy.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	See item 12 of Part B below

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to offer, list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from the Issue Date. Application will be made within 3 months after the Closing Date of the Offer Period by the Manager of the Placement Network (under its responsibility) for the Notes to be admitted to trading on the multilateral trading facility EuroTLX (managed by TLX S.p.A., a company participated by UniCredit S.p.A., the Holding Company of UniCredit Group). The Issuer is not a sponsor of, nor is it responsible for, the admission and trading of the Notes on the EuroTLX and no assurance can be given that any such application will be successful.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,820

2 Ratings

Rating: Senior Notes issued under the Programme have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch Ratings Ltd. an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commissione Nazionale per le Società e la Borsa* (CONSOB, the Italian Securities Exchange Commission) and the *Commission de Surveillance du Secteur Financier* in Luxembourg (CSSF) with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

No offer of Notes to the public may be made in any Relevant Member State, other than Italy, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue/offer

Except for (i) the information contained in the Offering Circular, and (ii) the information indicated below (for which the Manager of the Placement Network assumes sole responsibility), and in particular, the structuring commission, the charges relating to the management of the market risk for the preservation of the offer conditions as well as the placement commissions embedded in the Offer Price, as described in Item 5, Part A above, the Issuer is not aware of any conflict of interests with reference to the offer and/or trading of the Notes.

Bayerische Hypo-und Vereinsbank AG, Milan Branch, (the **Manager of the Placement Network**) and the Distributors, UniCredit Banca S.p.A., UniCredit Banca di Roma S.p.A. and Banco di Sicilia S.p.A., entities belonging to the UniCredit Banking Group, are directly or indirectly in a position of conflict of interests towards the investors as they belong to the same banking group (the UniCredit Group). With respect to the placement activity, the Manager of the Placement Network acts also as structurer and counterparty of the hedging agreement entered into by the Issuer.

With reference to such transaction, the Manager of the Placement Network and the Distributors will perceive, respectively, a structuring commission equal to 0,40%, together with further charges relating to the management of the market risk for the preservation of the offer conditions equal to 0,445% and a distribution fee equal to 2,90% of the Nominal Value of the Notes. Therefore the total estimated amount of fees and costs relating to the Notes will be equal to 3,745% and such amount will be embedded in the Offer Price of the Notes.

With respect to the trading of the Notes on the Multilateral Trading Facility EuroTLX®, that will be requested by the Manager of the Placement Network within three months from the closing of the offer, it should be noted that such Multilateral Trading Facility is managed and organized by TLX S.p.A., a company participated by UniCredit S.p.A., the Holding Company of UniCredit Group. It should be noted also that Bayerische Hypo-und Vereinsbank AG, Milan Branch, the Manager of the Placement Network, acts as market maker on the EuroTLX.

The Manager of the Placement Network and each Distributor, in its role as intermediary, will inform its clients and provide the relevant details of any further fees, charges, events or other information relevant for their investment decision in the Notes, in accordance with any law and regulation applicable to such intermediary's activity.

5 Reasons for the offer, estimated net proceeds and total expenses

(i) Reasons for the offer: Banking business

(ii)	Estimated net proceeds	Up to EUR 500,000,000. The net proceeds will depend on the outcome of the Offer. It is anticipated that the effective net proceeds will be published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date. For the avoidance of doubt, the estimated net proceeds reflect the proceeds to be received by the Issuer on the Issue Date. They are not a reflection of the fees perceived by the Manager of the Placement Network and the Distributors.
(iii)	Estimated total expenses:	See item 1(iii) of Part B

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.70 per cent. gross per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes
(ii)	ISIN Code:	XS0451841026
(iii)	Common Code:	045184102
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment. See item entitled "*Method and time limit for paying up the securities and for delivery of the*

		securities" in Item 12 (vi) below for further details.
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Terms and Conditions of the Offer:		Applicable
(i)	Time period during which the offer is open:	The Notes will be offered at the Issue Price (of which 2.90 per cent. of the Aggregate Nominal Amount is represented by a placement commission, 0.40 per cent. of the Aggregate Nominal Amount is represented by a structuring commission and 0.445 per cent. of the Aggregate Nominal Amount is represented by charges relating to the management of the market risk for the preservation of the offer conditions, perceived by the Manager of the Placement Network and the Distributors). See further item 5 of Part A and item 4 above. An offer (the **Offer**) of the Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in Italy (the **Public Offer Jurisdiction**) during the hours in which banks are generally open for business in Italy, during the period from (and including) September 17, 2009 to (and including) September 28, 2009 (the **Offer Period**) or such earlier or later date or time as the Issuer may determine. In case of variation of the Offer Period the Manager of the Distribution Network will be previously informed by the Issuer and a notice to the public will be immediately published on the Distributors' web-sites. The Notes may be offered only in accordance with applicable laws and regulations including the Legislative Decree of February 24, 1998, n. 58, as subsequently amended, (the **Financial Services Act**), its implementing CONSOB Regulation May 14, 1999, n. 11971, as amended (the **Regulation**) and, in particular, pursuant to Articles 6, 9 and 11 of the Regulation, as well as Articles 14, 17 and 18 of the Prospectus Directive and in accordance with these Final Terms.

The Offer may be made through the Distributors to any person in Italy in compliance with all relevant selling restrictions, as described in the Offering Circular.

Qualified Investors (*investitori qualificati*, as defined in Article 100 of Legislative Decree No. 58 of February 24, 1998) may be assigned only those Notes remaining after the allocation of all the Notes requested by the public in Italy during the Offer Period.

Offers of the Notes are conditional on their issue.

The Issuer reserves the right, in its absolute discretion – having previously informed the Manager of the Distribution Network – to cancel the Offer and the issue of the Notes at any time prior to the Issue Date. A notice will be published on the Distributors' web-sites in the event that the Offer is cancelled or the Notes are not issued pursuant to the above.

For the avoidance of doubt, if any application has been made by a potential investor and the Issuer exercises such a right, each such potential investor shall not be entitled to subscribe or otherwise purchase any Notes.

(ii)	Description of the application process:	Investors may apply to subscribe for Notes during the Offer Period. The Offer Period may be discontinued at any time by the Issuer. In such a case the Manager of the Distribution Network will be previously informed by the Issuer and a notice to the public will be published on the Distributors' websites no later than two days after the discontinuance of the Offer Period.

Applications for the Notes can be made in Italy during the Offer Period through the Distributors. The applications can be made in accordance with the relevant Distributor's usual procedures. Prospective investors will not be required to enter into any contractual arrangements directly with the Issuer related to the subscription for the Notes.

A prospective investor should contact the relevant Distributor prior to the end of the Offer Period. A prospective investor will subscribe for Notes in accordance with the arrangements agreed with the relevant Distributor relating to

		the subscription of securities generally. There are no pre-identified allotment criteria. The Manager of the Placement Network will adopt allotment criteria that ensure equal treatment of prospective investors. All of the Notes requested through the Distributors during the Offer Period will be assigned up to the maximum amount of the Offer.
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	The minimum amount of application is Euro 1,000 in nominal amount of the Notes
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	The Notes will be made available on a delivery versus payment basis. The Notes will be issued on the Issue Date against payment by the Distributors, via the Manager of the Placement Network, to the Issuer of the gross subscription moneys. Each investor will be notified by the relevant Distributor of the settlement arrangements in respect of the Notes at the time of such investor's application. The Issuer estimates that the Notes will be delivered to the purchaser's respective book-entry securities accounts on or around the Issue Date.
(vii)	Manner and date in which results of the offer are to be made public:	By means of a notice published by the Issuer on the web-site of the Luxembourg Stock Exchange (www.bourse.lu) on or around the Issue Date.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable.
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Applicants will be notified directly by the relevant Distributor of the success of their application. Dealings in the Notes may not commence before the Issue Date
(x)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	The Issuer is not aware of any expenses and taxes specifically charged to investors. The Manager of the Placement Network and each Distributor, in its role as intermediary, will inform its clients of any fee, charge or other information

relevant for their investment decision in the Notes, in accordance with any law and regulation applicable to such intermediary's activity.

For the offer price (which embeds the commissions perceived by the Manager of the Placement Network and on-paid to the Distributors), see "Issue Price" at item 5 of Part A above.

For the tax regime applicable to investors in Italy, see Schedule 1 attached hereto. Taxes charged in connection with the subscription, transfer, purchase or holding of Notes must be paid by the relevant investor and the Issuer shall not have any obligation in relation thereto. Investors should consult their professional tax advisers to determine the tax regime applicable to their particular situation.

Investors should also consult the Taxation section in the Offering Circular.

SCHEDULE 1

ITALIAN TAXATION

The statements herein regarding taxation are based on the laws in force in Italy as at the date of these Final Terms and are subject to any changes in law occurring after such date, which changes could be made on a retroactive basis. The following summary does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to subscribe for, purchase, own or dispose of Notes and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or commodities) may be subject to special rules. Prospective purchasers of the Notes are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of Notes.

Tax treatment of the Notes

Legislative Decree No. 239 of April 1, 1996, as subsequently amended, (**Decree No. 239**) provides for the applicable regime with respect to the tax treatment of interest, premium and other income (including the difference between the redemption amount and the issue price) from Notes falling within the category of bonds (*obbligazioni*) or debentures similar to bonds (*titoli similari alle obbligazioni*) issued, inter alia, by non-Italian resident issuers.

Interest, premium and other income

Where an Italian resident Noteholder is (i) an individual not engaged in an entrepreneurial activity to which the Notes are connected (unless he has opted for the application of the *risparmio gestito* regime – see "Capital Gains Tax" below), (ii) a non-commercial partnership, (iii) a non-commercial private or public institution, or (iv) an investor exempt from Italian corporate income taxation, interest, premium and other income relating to the Notes, accrued during the relevant holding period, are subject to a withholding tax, referred to as "*imposta sostitutiva*", levied at the rate of 12.50 per cent. In the event that the Noteholders described under (i) and (iii) above are engaged in an entrepreneurial activity to which the Notes are connected, the *imposta sostitutiva* applies as a provisional tax.

Where an Italian resident Noteholder is a company or similar commercial entity or a permanent establishment in Italy of a foreign company to which the Notes are effectively connected and the Notes are deposited with an authorised intermediary, interest, premium and other income from the Notes will not be subject to *imposta sostitutiva*, but must be included in the relevant Noteholder's income tax return and are therefore subject to general Italian corporate taxation ("IRES", levied at the rate of 27.5%) and, in certain circumstances, depending on the "status" of the Noteholder, also to regional tax on productive activities (**IRAP**, generally levied at the rate of 3.9 per cent, even though regional surcharges may apply).

Under the current regime provided by Law Decree No. 351 of September 25, 2001 converted into law with amendments by Law No. 410 of November 23, 2001, as clarified by the Italian Ministry of Economics and Finance through Circular No. 47/E of August 8, 2003, payments of interest in respect of the Notes made to Italian resident real estate investment funds established pursuant to Article 37 of Legislative Decree No. 58 of February 24, 1998, as amended and supplemented, and Article 14-bis of Law No. 86 of January 25, 1994 are subject neither to substitute tax nor to any other income tax in the hands of a real estate investment fund. However, Law Decree No. 112 of June 25, 2008, converted with amendments into Law No. 133 of August 6, 2008, has introduced a 1 per cent property tax applying on real estate investment funds' net value, where (i) their units are not expected to be listed on regulated markets and (ii) their equity is less than Euro 400,000,000,

if: (a) there are less than 10 unitholders, or (b) funds are reserved to institutional investors or are speculative funds and their units are held, for more than 2/3, by individuals, trusts or other entities or companies referable to individuals.

If an investor is resident in Italy and is an open-ended or closed-ended investment fund (the **Fund**) or a SICAV, and the Notes are held by an authorised intermediary, interest, premium and other income accrued during the holding period on the Notes will not be subject to *imposta sostitutiva*, but must be included in the management results of the Fund or SICAV accrued at the end of each tax period, subject to an ad-hoc substitute tax applicable at a 12.50 per cent. rate.

Where an Italian resident Noteholder is a pension fund (subject to the regime provided for by article 17 of the Legislative Decree No. 252 of December 5, 2005) and the Notes are deposited with an authorised intermediary, interest, premium and other income relating to the Notes and accrued during the holding period will not be subject to *imposta sostitutiva*, but must be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to a 11 per cent. substitute tax.

Pursuant to Decree No. 239, *imposta sostitutiva* is applied by banks, *Società di intermediazione mobiliare* ("SIMs"), fiduciary companies, *Società di gestione del risparmio* ("SGRs"), stockbrokers and other entities identified by a decree of the Ministry of Economics and Finance (each an **Intermediary**).

For the Intermediary to be entitled to apply the *imposta sostitutiva*, it must (i) be (a) resident in Italy or (b) resident outside Italy, with a permanent establishment in Italy or (c) an entity or a company not resident in Italy, acting through a system of centralised administration of securities and directly connected with the Department of Revenue of the Italian Ministry of Finance having appointed an Italian representative for the purposes of Decree 239; and (ii) intervene, in any way, in the collection of interest or in the transfer of the Notes. For the purpose of the application of the *imposta sostitutiva*, a transfer of Notes includes any assignment or other act, either with or without consideration, which results in a change of the ownership of the relevant Notes.

Where the Notes are not deposited with an Intermediary, the *imposta sostitutiva* is applied and withheld by any entity paying interest to a Noteholder.

Early Redemption

Without prejudice to the above provisions, in the event that Notes having an original maturity of at least 18 months are redeemed, in full or in part, prior to 18 months from their issue date, Italian resident Noteholders will be required to pay, by way of a withholding to be applied by the Italian intermediary responsible for payment of interest or the redemption of the Notes, an amount equal to 20 per cent. of the interest and other amounts accrued up to the time of the early redemption.

Non-Italian Resident Noteholders

No Italian *imposta sostitutiva* is applied on payments to a non-Italian resident Noteholder of interest or premium relating to the Notes provided that, if the Notes are held in Italy, the non-Italian resident Noteholder declares itself to be a non-Italian resident according to Italian tax regulations.

Capital Gains Tax

Any gain obtained from the sale, early redemption or redemption of the Notes would be treated as part of the taxable income (and, in certain circumstances, depending on the "status" of the Noteholder, also as part of the net value of production for IRAP purposes) if realised by an Italian company or a similar commercial entity (including the Italian permanent establishment of foreign

entities to which the Notes are effectively connected) or Italian resident individuals engaged in an entrepreneurial activity to which the Notes are connected.

Where an Italian resident Noteholder is an individual not holding the Notes in connection with an entrepreneurial activity, any capital gain realised by such Noteholder from the sale, early redemption or redemption of the Notes would be subject to an *imposta sostitutiva*, levied at the current rate of 12.50 per cent. Under some conditions and limitations, Noteholders may set off losses with gains. This rule applies also to certain other entities holding Notes.

In respect of the application of the *imposta sostitutiva*, taxpayers may opt for one of the three regimes described below.

Under the "tax declaration" regime (*regime della dichiarazione*), which is the default regime for taxation of capital gains realised by Italian resident individuals not engaged in entrepreneurial activity to which the Notes are connected, the *imposta sostitutiva* on capital gains will be chargeable, on a yearly cumulative basis, on all capital gains, net of any offsettable capital loss, realised by the Italian resident individual Noteholder holding Notes not in connection with an entrepreneurial activity pursuant to all sales, early redemption or redemptions of the Notes carried out during any given tax year. Italian resident individuals holding Notes not in connection with an entrepreneurial activity must indicate the overall capital gains realised in any tax year, net of any relevant incurred capital loss, in the annual tax return and pay *imposta sostitutiva* on such gains together with any balance of income tax due for such year. Capital losses in excess of capital gains may be carried forward against capital gains realised in any of the four succeeding tax years.

As an alternative to the tax declaration regime, Italian resident individual Noteholders holding Notes not in connection with an entrepreneurial activity may elect to pay the *imposta sostitutiva* separately on capital gains realised on each sale, early redemption or redemption of Notes (the "*risparmio amministrato*" regime provided for by Article 6 of the Legislative Decree No. 461 of November 21, 1997, as a subsequently amended, **Decree No. 461**). Such separate taxation of capital gains is allowed subject to (i) the Notes being deposited with Italian banks, SIMs or certain authorised financial intermediaries; and (ii) an express valid election for the *risparmio amministrato* regime being punctually made in writing by the relevant Noteholder. The depository is responsible for accounting for *imposta sostitutiva* in respect of capital gains realised on each sale, early redemption or redemption of the Notes (as well as in respect of capital gains realised upon the revocation of its mandate), net of any incurred capital loss, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the Noteholder or using funds provided by the Noteholder for this purpose. Under the *risparmio amministrato* regime, where a sale, early redemption or redemption of the Notes results in a capital loss, such loss may be deducted from capital gains subsequently realised, within the same Notes management, in the same tax year or in any of the four succeeding tax years. Under the *risparmio amministrato* regime, a Noteholder is not required to declare the capital gains in its annual tax return.

Any capital gains realised or accrued by Italian resident individuals holding the Notes not in connection with an entrepreneurial activity who have entrusted the management of their financial assets, including the Notes, to an authorised intermediary and have validly opted for the so-called "*risparmio gestito*" regime (regime provided by Article 7 of Decree No. 461) will be included in the computation of the annual increase in value of the managed assets accrued, even if not realised, at year end, subject to a 12.50 per cent. substitute tax, to be paid by the managing authorised intermediary. Under the *risparmio gestito* regime, any depreciation of the managed assets accrued at year end may be carried forward against increase in value of the managed assets

accrued in any of the four succeeding tax years. Under the *risparmio gestito* regime, a Noteholder is not required to declare the capital gains realised in its annual tax return.

Any capital gains realised by a Noteholder which is a Fund or a SICAV will be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to the 12.50 per cent. substitute tax.

Any capital gains realised by a Noteholder which is an Italian pension fund (subject to the regime provided for by article 17 of the Legislative Decree No. 252 of December 5, 2005) will be included in the result of the relevant portfolio accrued at the end of the tax period, to be subject to the 11 per cent. substitute tax.

Non-Italian Resident Noteholders

Capital gains realised by non-Italian resident Noteholders from the sale, early redemption or redemption of Notes are not subject to Italian taxation, provided that the relevant Notes (i) are transferred on regulated markets, or (ii) if not transferred on regulated markets, are held outside Italy.

Substitution of the Issuer

If a Substitution of the Issuer takes place and the Issuer is substituted by an Italian resident entity the taxation of the Notes may become different in some aspects than that described above.

Inheritance and gift taxes

Pursuant to Law Decree No. 262 of October 3, 2006, (Decree No. 262), converted into Law No. 286 of November 24, 2006, the transfers of any valuable asset (including shares, bonds or other securities) as a result of death or donation are taxed as follows:

(i) transfers in favour of spouses and direct descendants or direct ancestors are subject to an inheritance and gift tax applied at a rate of 4 per cent. on the value of the inheritance or the gift exceeding Euro 1,000,000;

(ii) transfers in favour of relatives to the fourth degree and relatives-in-law to the third degree, are subject to an inheritance and gift tax applied at a rate of 6 per cent. on the entire value of the inheritance or the gift. Transfers in favour of brothers/sisters are subject to the 6 per cent. inheritance and gift tax on the value of the inheritance or the gift exceeding Euro 100,000; and

(iii) any other transfer is, in principle, subject to an inheritance and gift tax applied at a rate of 8 per cent. on the entire value of the inheritance or the gift.

Transfer Tax

Article 37 of Law Decree No 248 of December 31, 2007 (**"Decree No. 248"**), converted into Law No. 31 of February 28, 2008, published on the Italian Official Gazette No. 51 of February 29, 2008, has abolished the Italian transfer tax, provided for by Royal Decree No. 3278 of December 30, 1923, as amended and supplemented by the Legislative Decree No. 435 of November 21, 1997.

Following the repeal of the Italian transfer tax, as from December 31, 2007 contracts relating to the transfer of securities are subject to the registration tax as follows: (i) public deeds and notarized deeds are subject to fixed registration tax at rate of EUR 168; (ii) private deeds are subject to registration tax only in case of use or voluntary registration.

EU Savings Directive

Under EC Council Directive 2003/48/EC (**EU Savings Directive**) on the taxation of savings income, Member States, including Belgium from 1 January 2010, are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to impose a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland).

On 15 September 2008 the European Commission issued a report to the Council of the European Union on the operation of the EU Savings Directive, which included the Commission's advice on the need for changes to the Directive. On 13 November 2008 the European Commission published a more detailed proposal for amendments to the Directive, which included a number of suggested changes. The European Parliament approved an amended version of this proposal on 24 April 2009. If any of those proposed changes are made in relation to the Directive, they may amend or broaden the scope of the requirements described above.

Implementation in Italy of the EU Savings Directive

Italy has implemented the EU Savings Directive through Legislative Decree No. 84 of April 18, 2005 (**Decree No. 84**). Under Decree No. 84, subject to a number of important conditions being met, in the case of interest paid to individuals which qualify as beneficial owners of the interest payment and are resident for tax purposes in another Member State, Italian qualified paying agents shall not apply the withholding tax and shall report to the Italian Tax Authorities details of the relevant payments and personal information on the individual beneficial owner. Such information is transmitted by the Italian Tax Authorities to the competent foreign tax authorities of the State of residence of the beneficial owner.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2055A
TRANCHE NO: 4

AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009

Issue Price: 100.125 per cent. (plus 51 days' accrued interest from and including 27 July 2009 to but excluding 16 September 2009)

TD Securities

The date of these Final Terms is 14 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 425,000,000
	(ii)	Tranche:	AUD 75,000,000
5	Issue Price:		100.125 per cent. of the Aggregate Nominal Amount plus 51 days' accrued interest from and including 27 July 2009 to but excluding 16 September 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	16 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009

8	Maturity Date:	27 July 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 July in each year commencing on 27 July 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, following unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition *10(h)*) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission

37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.596859, producing a sum of (for Notes not denominated in Euro):	Euro 44,764,425
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 September 2009 The Notes are to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009 and the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 74,620,119.86
(iii)	Estimated total expenses:	AUD 1,050,000 (comprising a combined management, selling and underwriting commission of AUD 1,031,250 and Managers' expenses of AUD 18,750)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	5.445 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	*Intended to be held in a manner which would allow Eurosystem eligibility:*	No.
(ii)	ISIN:	XS0440737905
(iii)	Common Code:	044073790
(iv)	*German* WKN-code:	A1AKDU
(v)	Valoren Code:	CH10371778
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	*Minimum and/or maximum amount of* application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of	Not Applicable

the amount allotted and the indication whether dealing may begin before notification is made:

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2037A

TRANCHE NO: 3

CAD 50,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 2 July 2009 and the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 24 July 2009)

Issue Price: 102.815 per cent. (plus 76 days' accrued interest from and including 2 July 2009 to but excluding 16 September 2009)

RBC Capital Markets

The date of these Final Terms is 14 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2037A
	(ii)	Tranche Number:	3
			to be consolidated and form a single series with the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 2 July 2009 and the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 24 July 2009
3	Specified Currency or Currencies:		Canadian Dollar (**"CAD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 250,000,000
	(ii)	Tranche:	CAD 50,000,000
5	Issue Price:		102.815 per cent. of the Aggregate Nominal Amount plus 76 days' accrued interest from and including 2 July 2009 to but excluding 16 September 2009
6	(i)	Specified Denominations:	CAD 1,000

	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	16 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 July 2009
8	Maturity Date:		2 July 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 July in each year
	(iii)	Fixed Coupon Amount:	CAD 35.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition	As set out in the Conditions

		7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes, which will be consolidated and form a single series with the CAD 100,000,000 3.50 per cent. Fixed Rate Notes due 2 July 2014 issued on 2 July 2009 and the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 24 July 2009, only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": __Canada__ The Notes will not be qualified for sale under the securities laws of any province or territory of Canada.

Each Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. Each Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.640450, producing a sum of (for Notes not denominated in Euro):	Euro 32,022,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 September 2009. The Notes are to be consolidated and form a single series with the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 2 July 2009 and the CAD 100,000,000 3.50 per cent. Fixed Rate Notes 2009 due 2 July 2014 issued on 24 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 575

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Financial Market Authority (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Rahoitustarkastus* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Çomissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, Romanian National Securities Commission (*Comisia Nationala a Valorilor Mobiliare)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 50,740,000 plus accrued interest of CAD 364,383,56
(iii)	Estimated total expenses:	CAD 937,500 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.861 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	Temporary ISIN Code:	XS0451841539
	ISIN Code:	XS0435859599
(iii)	Temporary Common Code:	045184153
	Common Code	043585959
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2082A
TRANCHE NO: 1
EUR 5,000,000 Equity Linked Redemption Notes 2009 due 15 September 2014 (the "Notes")

Issue Price: 100.00 per cent.

Goldman Sachs International

The date of these Final Terms is 11 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2082A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 500,000
	(ii)	Calculation Amount:	EUR 500,000
7	(i)	Issue Date:	15 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

//

8	Maturity Date:	15 September 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Equity Linked Redemption
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior and unsecured
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Applicable

(i)	Formula for calculating the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled as provided in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount calculated in accordance with the following provisions. The Final Redemption Amount for each Note shall be an amount in EUR, calculated by the Calculation Agent as follows:

$$EUR\ 500{,}000 * MAX\ [100\%;\left\{\frac{Underlying\ Security_{Final}}{Underlying\ Security_{Initial}} * [100/100*(1+CP)]\right\}$$

For the purpose of these Final Terms:

Underlying $Security_{Final}$ means, the Reference Price on the Equity Valuation Date;

Underlying $Security_{Initial}$ means EUR 19.70;

Max, followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semicolon inside those brackets;

CP means, 24 per cent.

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Goldman Sachs International.
(iii)	Underlying Security:	Vivendi Reuters Code: VIV.PA Bloomberg® Code : VIV FP Equity
	Company:	Vivendi
	ISIN:	FR0000127771
	Exchange:	Euronext Paris SA
	Related Exchange:	Euronext Liffe
(iv)	Equity Valuation Date(s):	15 August 2014

//

(v)	Valuation Time:	Not Applicable
(vi)	Business Centre:	London and TARGET
(vii)	Physical Settlement by delivery of the Underlying Securities Amount:	Not Applicable
(viii)	Correction of Underlying Security Prices:	Correction of Underlying Security Prices does not apply and the Reference Price shall be calculated without regard to any subsequently published correction.
(ix)	Provisions for determining Final Redemption Amount where calculation by reference to Underlying Security and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Applicable, as per Conditions; Potential Adjustment Event Merger Event Tender Offer Nationalisation De-Listing Insolvency
(x)	Additional Disruption Events:	Applicable Hedging Disruption Increased Cost of Hedging
(xi)	Exchange Rate:	Not Applicable
(xii)	Such other additional terms or provisions as may be required:	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked	As set out in the Conditions.

/ /

		Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

//

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,975.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

3 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0449598449
(iii)	Common Code:	044959844
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	

		and the relevant number(s):	
		(i) The Depository Trust Company	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, U.K.
4	**General**		Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2081A
TRANCHE NO: 1
EUR 5,000,000 Equity Linked Redemption Notes 2009 due 15 September 2014 (the "Notes")

Issue Price: 100.00 per cent.

Goldman Sachs International

The date of these Final Terms is 11 September 2009

//

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		*Coöperatieve Centrale Raiffeisen-Boerenleenbank* B.A. (Rabobank Nederland)
2	(i)	Series Number:	2081A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 5,000,000
	(ii)	Tranche:	EUR 5,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 500,000
	(ii)	Calculation Amount:	EUR 500,000
7	(i)	Issue Date:	15 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	15 September 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Equity Linked Redemption
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior and unsecured
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Applicable

//

(i)	Formula for calculating the Final Redemption Amount:	Provided that the Notes have not been previously redeemed or purchased and cancelled as provided in accordance with the Terms and Conditions applicable to these Notes, on the Maturity Date the Issuer shall redeem each Note at an amount calculated in accordance with the following provisions. The Final Redemption Amount for each Note shall be an amount in EUR, calculated by the Calculation Agent as follows:

$$EUR\ 500{,}000 * MAX\ [100\%; \left\{\frac{Underlying\ Security_{Final}}{Underlying\ Security_{Initial}} * [100/100*(1+CP)]\right\}$$

For the purpose of these Final Terms:

Underlying $Security_{Final}$ means, the Reference Price on the Equity Valuation Date;

Underlying $Security_{Initial}$ means EUR 29,29;

Max, followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semicolon inside those brackets;

CP means, 31 per cent.

(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Goldman Sachs International.
(iii)	Underlying Security:	E.ON AG Reuter Codes: EONGn.DE Bloomberg® Code: EOAN GR Equity
	Company:	E.ON
	ISIN:	DE000ENAG999
	Exchange:	Xextra
	Related Exchange:	EUREX
(iv)	Equity Valuation Date(s):	15 August 2014

//

(v)	Valuation Time:	Not Applicable
(vi)	Business Centre:	London and TARGET
(vii)	Physical Settlement by delivery of the Underlying Securities Amount:	Not Applicable
(viii)	Correction of Underlying Security Prices:	Correction of Underlying Security Prices does not apply and the Reference Price shall be calculated without regard to any subsequently published correction.
(ix)	Provisions for determining Final Redemption Amount where calculation by reference to Underlying Security and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted:	Applicable, as per Conditions; Potential Adjustment Event Merger Event Tender Offer Nationalisation De-Listing Insolvency
(x)	Additional Disruption Events:	Applicable Hedging Disruption Increased Cost of Hedging
(xi)	Exchange Rate:	Not Applicable
(xii)	Such other additional terms or provisions as may be required:	Not Applicable

26 Final Redemption Amount (Index Linked Redemption Notes) *of each Note* — Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the	As set out in the Conditions

//

		occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	*Bearer Notes* Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Not Applicable
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET and London
30	*Talons for future Coupons or Receipts to* be attached to Definitive Notes (and dates on which such Talons mature):	No

//

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which *each payment is to be made:*	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled *accountholders. Any notice thus delivered to* that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer:	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	*Luxembourg Stock Exchange*
(ii)	Admission to Trading:	Application has been made by the Issuer *(or on its behalf)* for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,975.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

2 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.
(ii)	ISIN Code:	XS0449598522
(iii)	Common Code:	044959852
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	

//

		(i) The Depository Trust Company	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, U.K.
3	**General**		Not Applicable

//

Execution Version

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2084A

TRANCHE NO: 1

£1,000,000,000 4.00 per cent. Fixed Rate Notes 2009 due 10 September 2015 (the "Notes")

Issue Price: 99.540 per cent.

Barclays Capital **RBC Capital Markets**

The date of these Final Terms is 8 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2084A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£1,000,000,000
	(ii)	Tranche:	£1,000,000,000
5	Issue Price:		99.540 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denomination:	£1,000
	(ii)	Calculation Amount:	£1,000
7	(i)	Issue Date:	10 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 September 2015

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	10 September in each year
	(iii)	Fixed Coupon Amount:	£40.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	£1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the

	relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom
	(ii) Stabilising Manager(s) (if any):	Barclays Bank PLC
	(iii) Managers' Commission:	0.275 per cent. of the Aggregate Nominal Amount combined management and underwriting commission and selling concession
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.15, producing a sum of (for Notes not denominated in Euro):	Euro 1,150,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 10 September 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,820

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de surveillance du secteur financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Naţională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£992,650,000
(iii)	Estimated total expenses:	£2,750,000 (being the combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.088 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0451037062
(iii)	Common Code:	045103706

	(iv)	German WKN-code:	Not Applicable
	(v)	Private Placement number	Not Applicable
	(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(vii)	Delivery:	Delivery against payment
	(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
	(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable
12	**General**		
	(i)	Time period during which the offer is open:	From and including 8 September 2009 to 30 days from 10 September 2009, provided that the offer period in the relevant offer jurisdictions will not commence until these final terms have been filed with the relevant regulators and the completion of all other passporting requirements in the relevant offer jurisdictions.
	(ii)	Description of the application process:	Not Applicable
	(iii)	Description of possibility to reduce subscriptions:	Not Applicable
	(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
	(v)	Minimum and/or maximum amount of application:	Not Applicable
	(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
	(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1980A
TRANCHE NO: 7

CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 (the "Notes")

(to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009 and the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009)

Issue Price: 102.045 per cent. (plus 190 days' accrued interest from and including 2 March 2009 to but excluding 8 September 2009)

TD Securities

The date of these Final Terms is 4 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the Offering Circular dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are contracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1980A
	(ii)	Tranche Number:	7
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009 and the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009
3	Specified Currency or Currencies:		Canadian Dollars ("**CAD**")
4	Aggregate Nominal Amount:		

	(i)	Series:	CAD 425,000,000
	(ii)	Tranche:	CAD 25,000,000
5	Issue Price:		102.045 per cent. of the Aggregate Nominal Amount plus 190 days' accrued interest from and including 2 March 2009 to but excluding 8 September 2009
6	(i)	Specified Denominations:	CAD 1,000
	(ii)	Calculation Amount:	CAD 1,000
7	(i)	Issue Date:	8 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	2 March 2009
8	*Maturity Date:*		*2 March 2012*
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	*Put/Call Options:*		*Not Applicable*
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 March in each year commencing on 2 March 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount :	CAD 25.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual ICMA, unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	CAD 1,000 per Calculation Amount
25	***Final* Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an	As set out in the Conditions

		Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Toronto and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Notes will not be qualified for sale under the securities laws of any province or territory of Canada. The Dealer will be required to represent and agree that it has not offered, sold or distributed and will not offer, sell or distribute any Notes, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, other than in compliance with applicable securities laws. The Dealer will also be required to represent and agree that it has not and will not distribute or deliver the Offering Circular, or any other

		offering material in connection with any offering of Notes, in Canada other than in compliance with applicable securities laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.634832, producing a sum of (for Notes not denominated in Euro):	Euro 15,870,800
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 8 September 2009 The Notes are to be consolidated and form a single series with the CAD 100,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 March 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 3 April 2009, the CAD 25,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 7 May 2009, the CAD 50,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 8 June 2009, the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 2 July 2009 and the CAD 75,000,000 2.50 per cent. Fixed Rate Notes 2009 due 2 March 2012 issued on 31 July 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Finanssivalvonta (Fiva)* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Natională a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 25,485,342.47
(iii)	Estimated total expenses:	CAD 351,250 (comprising a combined management, selling and underwriting commission of CAD 343,750 and CAD 7,500 expenses)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	1.649 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0414401801
(iii)	Common Code:	041440180
(iv)	German WKN-code:	A0T644
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2076A
TRANCHE NO: 1

SGD 300,000,000 Fixed Rate Notes 2009 due 10 September 2012 (the Notes)

Issue Price: 100 per cent.

Australia and New Zealand Banking Group Limited

The date of these Final Terms is 4 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2076A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Singapore Dollars ("SGD")
4	Aggregate Nominal Amount:		
	(i)	Series:	SGD 300,000,000
	(iii)	Tranche:	SGD 300,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(ii)	Specified Denominations	SGD 250,000
	(iii)	Calculation Amount:	SGD 250,000
7	(iv)	Issue Date:	10 September 2009
	(v)	Interest Commencement Date (if different from the Issue Date):	Issue Date
8	Maturity Date:		10 September 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

//

10	Interest Basis:	2.10 per cent. Fixed Rate Further particulars specified below
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not applicable
13	Put/Call Options:	Not applicable
14	(vi) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest	2.10 per cent. *per annum payable semi-annually* in arrears
	(ii) Interest Payment Date	10 March and 10 September in each year, commencing from and including 10 March 2010 to and including the Maturity Date
	(iii) Fixed Coupon Amount	SGD 2625 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/365(Fixed)
	(vi) Determination Date(s) (Condition 1(a)):	Not applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes *except* Equity Linked**	SGS 250,000 per Calculation Amount

	Redemption Notes and Index Linked Redemption Notes) of each Note	
25	***Final Redemption Amount* (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(vii) Early Redemption Amount(s) payable per *Calculation* Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) *for taxation reasons* (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption *Notes or Index Linked* Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in Conditions
	(viii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(ix) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Note in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, New York, Singapore and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(viii) If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Australia and New Zealand Banking Group Limited 1 Raffles Place 32-00 OUB Centre Singapore Attention: Syndications, Ana Dhoraisingam/Yuda Zhou
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.487180, producing a sum of (for Notes not denominated in Euro):	Euro 146,154,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

//

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	*Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date*
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,885

2 *Ratings*

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(ix)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(x)	ISIN Code:	XS0449039543
(xi)	Common Code:	044903954
(xii)	German WKN-code:	Not Applicable
(xiii)	Private Placement number	Not Applicable
(xiv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(xv)	Delivery:	Delivery against payment

(xvi)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xvii)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

//

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2077A
TRANCHE NO: 1
USD 10,000,000 Callable Range Accrual Notes 2009 due 8 September 2019 (the "Notes")

Issue Price: 100 per cent.

Credit Suisse

The date of these Final Terms is 4 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2077A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	8 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		Specified Interest Payment Date falling in or nearest to September 2019
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month USD-LIBOR-BBA Range Accrual – Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	8 March, 8 June, 8 September and 8 December in each year, commencing on (and including) 8 December 2009 up to (and including) the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London and New York
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	For each Interest Period from (and including) the Issue Date to (but excluding) the Maturity Date, the Interest Amount per Calculation Amount shall be calculated by the Calculation Agent in accordance with the following formula:

		USD 1,000,000 x 6.505% x (Accrual Days / Total Days) Where for the purpose of these Final Terms: "**Accrual Days**" means the number of calendar days in the relevant Interest Period on which the Reference Rate (as defined below in item 17(ix)) is equal to, or greater than, 0.00% and less than or equal to, 7.00%.; "**Total Days**" is the number of calendar days in the applicable Interest Period. "**Reference Rate**" means the Floating Rate Option as defined below; The Reference Rate for the five London Business Days immediately prior to (and including) the end of the relevant Interest Period shall be determined on the fifth London Business Day prior to the end of that Interest Period; and For the purpose of calculating the Accrual Days, the Reference Rate for any calendar day which is not a London Business Day shall be deemed to equal the Reference Rate that applied for the immediately preceding London Business Day.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Credit Suisse Securities (Europe) Limited
(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
-	*Floating Rate Option:*	USD-LIBOR-BBA
-	Designated Maturity:	3 months
-	Reset Day:	Each London Business Day
-	ISDA Definitions (if different from those set out in the Conditions):	Not Applicable
(x)	Margin(s):	Not Applicable

	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	6.505 per cent.
	(xiii)	Day Count Fraction (Condition 1(a)):	*30/360, unadjusted*
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating *interest on Floating Rate* Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	*Optional Redemption Date(s):*	*The Issuer has the right to call the Notes in whole on* each Specified Interest Payment Date from and including 8 December 2009 until but excluding the Maturity Date
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Calculation Amount
	(iii)	If redeemable in part:	
		Minimum Redemption Amount:	Not Applicable
		Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all**		USD 1,000,000 per Calculation Amount

	Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note	
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(*i*) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Yes
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.701220, producing a sum of (for Notes not denominated in Euro):		Euro 7,012,200
43	In the case of Notes listed on Euronext Amsterdam:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR3,550

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meets its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0448937465
(iii)	Common Code:	044893746
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

6 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 2003A
TRANCHE NO: 7**

AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 (the "Notes") (to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009)

Issue Price: 99.925 per cent. plus 133 days' accrued interest from and including 23 April 2009 to but excluding 3 September 2009

TD Securities

The date of these Final Terms is 1 September 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") contained in the Agency Agreement dated May 13, 2008 and set forth in the *Offering Circular* dated May 13, 2008. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated May 8, 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 13, 2008. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 13, 2008 and May 8, 2009. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 13, 2008 and May 8, 2009, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2003A
	(ii)	Tranche Number:	7
			to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009

3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 525,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		99.925 per cent. of the Aggregate Nominal Amount plus 133 days' accrued interest from and including 23 April 2009 to but excluding 3 September 2009
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	3 September 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	23 April 2009
8	Maturity Date:		23 April 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	23 April in each year
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable

(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA, unadjusted
(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same *(if required or if different from that set out in the Conditions)* on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) *in the case of* Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, *following an Index*	As set out in the Conditions

		Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.625 per cent. selling commission 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.581633, producing a sum of (for Notes not denominated in Euro):	Euro 29,081,650
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 3 September 2009. The Notes are to be consolidated and form a single series with the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 23 April 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 5 May 2009, the AUD 75,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 11 June 2009, the AUD 100,000,000 6.00 per cent Fixed Rate Notes 2009 due 23 April 2014 issued on 26 June 2009, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 15 July 2009 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2009 due 23 April 2014 issued on 10 August 2009 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers*

(AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Comisia Nationala a Valorilor Mobiliare* in Romania, *Finanstilsynet* in Denmark and *Çomissão do Mercado de valores Mobiliários* in Portugal with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,108,150.68 (including 133 days' accrued interest)
(iii)	Estimated total expenses:	AUD 947,500 (comprising a combined management selling and underwriting commission of AUD 937,500 and Managers' expenses of AUD 10,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.009 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*.

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

(ii)	ISIN Code:	XS0423787711
(iii)	Common Code:	042378771
(iv)	German WKN-code:	A0T8UA
(v)	Valoren Code:	CH10107715
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2079A
TRANCHE NO: 1
USD 30,000,000 Callable Zero Coupon Notes 2009 due September 3, 2039

Issue Price: 100 per cent.

SOCIÉTÉ GÉNÉRALE CORPORATE & INVESTMENT BANKING

The date of these Final Terms is September 1, 2009

Draft 1 - Société Générale
[redacted]

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 8, 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2079A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollar ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	September 3, 2009
	(ii)	Interest Commencement Date (If different from the Issue Date):	Not Applicable
8	Maturity Date:		September 3, 2039
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		625.169721 per cent. of the Aggregate Nominal Amount at the Maturity Date
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable

18	**Zero Coupon Note Provisions**	Applicable
	(iii) Amortisation Yield (Condition 7(*b*)):	6.30 per cent. per annum
	(iv) Day Count Fraction (Condition 1(*a*)):	30/360 (Unadjusted)
	(v) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	Each date specified in the column headed Optional Redemption Date as set out in the Annex, from (and including) September 3, 2010 up to (and including) September 3, 2035.
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount of each Note of the Specified Denomination will be the amount in USD equal to the Call Price for the relevant Optional Redemption Date multiplied by the Calculation Amount. **"Call Price"** for an Optional Redemption Date is the percentage specified in the column headed Call Price against such Optional Redemption Date as set out in the Annex.
	(iii) If redeemable in part:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than Five (5) New York, London and TARGET2 Business Days prior to the relevant Optional Redemption Date.
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 625,169.72 per Calculation Amount (equating to USD 187,550,916,36 in aggregate).
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York, London and TARGET2
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Société Générale Tour Société Générale 17 cours Valmy 92987 Paris-la Défense France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.701220, producing a sum of (for Notes not denominated in Euro):	EUR 21,036,600
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Bourse de Luxembourg (Regulated Market of the Luxembourg Stock Exchange) with effect from September 3, 2009.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See 'Use of Proceeds' wording in Offering Circular
(ii)	Estimated net proceeds	USD 30,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield Not Applicable

Indication of yield Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0448660216
(iii)	Common Code:	044866021
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General — Not Applicable

ANNEX

DETAILS RELATING TO CALL OPTION

Optional Redemption Date	Call Price
3 September 2010	106.30%
3 September 2015	144.277825%
3 September 2020	195.823997%
3 September 2025	265.786080%
3 September 2030	360.743534%
3 September 2035	489.626458%